         As filed with the Securities and Exchange Commission on July 24, 1998.

                                                      Registration No. 333-47717
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                    -----------

                          PRE-EFFECTIVE AMENDMENT NO. 1 TO

                                      FORM S-6

              REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                    -----------

                    LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT
                               (Exact Name of Trust)

                            LINCOLN BENEFIT LIFE COMPANY
                                (Name of Depositor)
                               206 South 13th Street
                              Lincoln, Nebraska 68508
           (Complete Address of Depositor's Principal Executive Offices)
                                    John Morris
                            LINCOLN BENEFIT LIFE COMPANY
                               206 South 13th Street
                              Lincoln, Nebraska 68508

                  (Name and Complete Address of Agent for Service)
          Copy to:
          Joan E. Boros, Esquire
          Jordan Burt Boros Cicchetti Berenson & Johnson
          1025 Thomas Jefferson Street, N.W.
          Washington, D.C.  20007-5201

Securities being offered -- flexible premium variable universal life insurance policies.

                                    -----------

Approximate date of proposed public offering: as soon as practicable after the effective date of this registration statement.

The registrant hereby declares that it is registering an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940.

The registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        CROSS REFERENCE SHEET TO PROSPECTUS

Cross reference sheet pursuant to Rule 404(c) showing location in Prospectus of information required by Items of Form N-8B-2.

Item Number in Form N-8B-2                              Caption in Prospectus
--------------------------                              ---------------------

                      ORGANIZATION AND GENERAL INFORMATION


1.   (a)  Name of trust . . . . . . . . . . . . . . .   Cover, Definitions

     (b)  Title of each class of securities issued  .   Cover, Purchase of
                                                        Policy and Allocation
                                                        of Premiums

2.   Name & address of each depositor . . . . . . . .   Cover, Lincoln Benefit
                                                        Life Company

3.   Name & address of custodian  . . . . . . . . . .   Separate Account

4.   Name & address of principal underwriter  . . . .   Distribution of
                                                        Policies

5.   State in which organized . . . . . . . . . . . .   Separate Account

6.   Date of organization . . . . . . . . . . . . . .   Separate Account

9.   Material litigation  . . . . . . . . . . . . . .   Legal Proceedings

         GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

GENERAL INFORMATION CONCERNING SECURITIES AND RIGHTS OF HOLDERS

10.  (a), (b)Type of Securities . . . . . . . . . . .   Cover, Purchase of
                                                        Policy and Allocation
                                                        of Premiums

     (c)  Rights of securityholders . . . . . . . . .   Cover, Amount Payable
          re: withdrawal or redemption                  on Surrender of the
                                                        Policy, Policy Loans,
                                                        Cancellation and
                                                        Exchange Rights

     (d)  Rights of securityholders . . . . . . . . .   Cover, Cancellation
          re: conversion, transfer or partial           and Exchange Rights,
          withdrawal                                    Amount Payable on
                                                        Surrender of the
                                                        Policy, Partial
                                                        Withdrawals,
                                                        Allocation Of
                                                        Premiums, Transfer of
                                                        Policy Value

     (e)  Rights of securityholders . . . . . . . . .   Lapse and
          re: lapses, default, & reinstatement          Reinstatement

     (f)  Provisions re: voting rights  . . . . . . .   Voting Rights

     (g)  Notice to securityholders . . . . . . . . .   Statements to Policy
                                                        Owners

     (h)  Consent of Securityholders  . . . . . . . .   Additions, Deletions
                                                        or Substitutions of
                                                        Securities, Allocation
                                                        of Premiums

     (i)  Other principal features  . . . . . . . . .   Deductions and
                                                        Charges, Policy
                                                        Benefits and Rights,
                                                        Policy Value

INFORMATION CONCERNING SECURITIES UNDERLYING TRUST'S SECURITIES

11.  Unit of specified securities in which security
     holders have an interest . . . . . . . . . . . .   Cover, Portfolios

12.  (a)-(d) Name of company, name & address of its
     custodian  . . . . . . . . . . . . . . . . . . .   Cover, Portfolios

INFORMATION CONCERNING LOADS, FEES, CHARGES & EXPENSES

13.  (a)  With respect to each load, fee, charge &
          expense . . . . . . . . . . . . . . . . . .   Deductions and Charges

     (b)  Deductions for sales charges  . . . . . . .   Premium Tax Charge and
                                                        Premium Expense
                                                        Charge, Surrender
                                                        Charge

     (c)  Sales load as percentage
          of amount invested. . . . . . . . . . . . .   Premium Tax Charge and
                                                        Premium Expense
                                                        Charge, Surrender
                                                        Charge

     (d)-(g) Other loads, fees & expenses . . . . . .   Monthly Deduction,
                                                        Premium Tax Charge and
                                                        Premium Expense
                                                        Charge, Mortality and
                                                        Expense Risk Charge,
                                                        Transfer Fee, Policy
                                                        Fee, Portfolio
                                                        Expenses

INFORMATION CONCERNING OPERATION OF TRUST

14.  Procedure for applications for & issuance of
     trust's securities . . . . . . . . . . . . . . .   Application for a
                                                        Policy, Allocation of
                                                        Premiums, Distribution
                                                        of Policies

15.  Procedure for receipt of payments from purchases
     of trust's securities  . . . . . . . . . . . . .   Application for a
                                                        Policy, Allocation of
                                                        Premiums, Premiums,
                                                        Safety Net Premium,
                                                        Transfer of Policy
                                                        Value

16.  Acquisition and disposition of underlying
     securities . . . . . . . . . . . . . . . . . . .   Cover, Portfolios


17.  (a)  Procedure for withdrawal  . . . . . . . . .   Cover, Amount Payable
                                                        on Surrender of the
                                                        Policy, Partial
                                                        Withdrawals,
                                                        Cancellation and
                                                        Exchange Rights

     (b)  Redemption or repurchase  . . . . . . . . .   Cover, Amount Payable
                                                        on Surrender of the
                                                        Policy, Partial
                                                        Withdrawals,
                                                        Cancellation and
                                                        Exchange Rights

     (c)  Cancellation or resale  . . . . . . . . . .   Not Applicable

18.  (a)  Income of the Trust . . . . . . . . . . . .   Portfolios, Allocation
                                                        of Premiums

19.  Procedure for keeping records & furnishing
     information to securityholders . . . . . . . . .   Portfolios, Statements
                                                        to Policy Owners

21.  (a) & (b) Loans to securityholders . . . . . . .   Policy Loans

23.  Bonding arrangements for depositor . . . . . . .   Safekeeping of the
                                                        Separate Account's
                                                        Assets

24.  Other material provisions  . . . . . . . . . . .   General Policy
                                                        Provisions

           ORGANIZATION, PERSONNEL & AFFILIATED PERSONS OF DEPOSITOR

ORGANIZATION & OPERATIONS OF DEPOSITOR

25.  Form, state & date of organization
     of depositor . . . . . . . . . . . . . . . . . .   Lincoln Benefit Life
                                                        Company

27.  General character of business of depositor . . .   Lincoln Benefit Life
                                                        Company

28.  (a)  Officials and affiliates of the depositor .   Lincoln Benefit Life
                                                        Company, Executive
                                                        Officers and Directors
                                                        of Lincoln Benefit

     (b)  Business experience of officers and
          directors of the depositor  . . . . . . . .   Executive Officers and
                                                        Directors of Lincoln
                                                        Benefit

COMPANIES OWNING SECURITIES OF DEPOSITOR

29.  Each company owning 5% of voting securities of
     depositor  . . . . . . . . . . . . . . . . . . .   Lincoln Benefit Life
                                                        Company

CONTROLLING PERSONS

30.  Control of depositor . . . . . . . . . . . . . .   Lincoln Benefit Life
                                                        Company

                  DISTRIBUTION & REDEMPTIONS OF SECURITIES

DISTRIBUTION OF SECURITIES

35.  Distribution . . . . . . . . . . . . . . . . . .   Lincoln Benefit Life
                                                        Company, Distribution
                                                        of Policies

38.  (a)  General description of method of
          distribution of securities  . . . . . . . .   Distribution of
                                                        Policies

     (b)  Selling agreement between trust or depositor
          & underwriter . . . . . . . . . . . . . . .   Distribution of
                                                        Policies

     (c)  Substance of current agreements . . . . . .   Distribution of
                                                        Policies

PRINCIPAL UNDERWRITER

39.  (a) & (b) Principal Underwriter  . . . . . . . .   Distribution of
                                                        Policies

41.  Character of Underwriter's business  . . . . . .   Distribution of
                                                        Policies

OFFERING PRICE OR ACQUISITION VALUE OF SECURITIES OF TRUST

44.  Information concerning offering price or
     acquisition valuation of securities of trust.
     (All underlying securities are shares in
     registered investment companies.)  . . . . . . .   Portfolios, Policy
                                                        Value, Net Investment
                                                        Factor


REDEMPTION VALUATION OF SECURITIES OF TRUST

46.  Information concerning redemption valuation of     Portfolios, Policy
     securities of trust.  (All underlying securities   Value, Net Investment
     are shares in a registered investment company.)    Factor

PURCHASE & SALE OF INTERESTS IN UNDERLYING SECURITIES

47.  Maintenance of Position  . . . . . . . . . . . .   Cover, Separate
                                                        Account, Portfolios,
                                                        Allocation of Premiums

                  INFORMATION CONCERNING TRUSTEE OR CUSTODIAN

48.  Custodian of trust . . . . . . . . . . . . . . .   Separate Account

50.  Lien on trust assets . . . . . . . . . . . . . .   Separate Account

           INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51.  (a)  Name & address of insurer . . . . . . . . .   Cover, Lincoln Benefit
                                                        Life Company

     (b)  Types of policies . . . . . . . . . . . . .   Cover, Purchase of
                                                        Policy and Allocation
                                                        of Premiums, Federal
                                                        Tax Considerations

     (c)  Risks insured & excluded  . . . . . . . . .   Death Benefit, Other
                                                        Insurance Benefits,
                                                        Misstatements as to
                                                        Age and Sex, Suicide

     (d)  Coverage  . . . . . . . . . . . . . . . . .   Cover, Purchase of
                                                        Policy and Allocation
                                                        of Premiums

     (e)  Beneficiaries . . . . . . . . . . . . . . .   Death Benefit,
                                                        Beneficiary

     (f)  Terms of cancellations & reinstatement  . .   Lapse and Reinstatement

     (g)  Method of determining amount of premium paid
          by holder . . . . . . . . . . . . . . . . .   Purchase of Policy and
                                                        Allocation of Premiums

                             POLICY OF REGISTRANT

52.  (a) & (c) Selection of Portfolio securities  . .   Additions, Deletions
                                                        or Substitutions of
                                                        Securities
REGULATED INVESTMENT COMPANY

53.  (a)  Taxable status of trust . . . . . . . . . .   Taxation of Lincoln
                                                        Benefit and the
                                                        Separate Account

                     FINANCIAL AND STATISTICAL INFORMATION

59.  Financial Statements . . . . . . . . . . . . . .   Financial Statements


*Items not listed are not applicable to this Registration Statement.

                                   PROSPECTUS
                                FLEXIBLE PREMIUM
                   VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
                                   ISSUED BY
                          LINCOLN BENEFIT LIFE COMPANY
                               IN CONNECTION WITH
                   LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT
           STREET ADDRESS: 206 SOUTH 13TH ST., LINCOLN, NE 68508-1993
            MAILING ADDRESS: P. O. BOX 82532, LINCOLN, NE 68501-2532
                        TELEPHONE NUMBER: 1-800-865-5237

This prospectus describes a Flexible Premium Variable Universal Life Insurance Policy (the "Policy") offered by Lincoln Benefit Life Company ("us" or "Lincoln Benefit"). Lincoln Benefit is owned by Allstate Life Insurance Company.

The Policy is designed to provide both life insurance protection and flexibility in connection with premium payments and death benefits. The Policy is designed for prospective insured persons age 0-80. Subject to certain restrictions, you may vary the frequency and amount of the premium payments and increase or decrease the level of life insurance benefits payable under the Policy. This flexibility allows you to provide for your changing insurance needs within the confines of a single insurance contract.

When the Insured dies, we will pay a Death Benefit to a Beneficiary specified by you. We will reduce the amount of the Death Benefit payment by any unpaid Policy loans and any unpaid Policy charges. You may choose one of two Death Benefit options: (1) a level amount, which generally equals the Face Amount of the Policy; or (2) a variable amount, which generally equals the Face Amount plus the Policy Value. While the Policy remains in force, the Death Benefit will not be less than the maximum of the current Face Amount of the Policy or the Policy Value multiplied by the applicable corridor percentage specified in the Policy. The minimum Face Amount of the Policy is $100,000.

We allocate your Premium to the investment options under the Policy and our Fixed Account in the proportions that you choose. The Policy currently offers thirty-seven investment options, each of which is a Subaccount of the Lincoln Benefit Life Variable Life Account (the "Separate Account"). Each Subaccount invests exclusively in shares of one of the following Portfolios:

JANUS ASPEN SERIES: Flexible Income Portfolio, Balanced Portfolio, Growth Portfolio, Aggressive Growth Portfolio, Worldwide Growth Portfolio

FEDERATED INSURANCE MANAGEMENT SERIES: Utility Fund II, Fund for U.S. Government Securities II, High Income Bond Fund II

FIDELITY VARIABLE INSURANCE PRODUCTS FUND: Money Market Portfolio, Equity-Income Portfolio, Growth Portfolio, Overseas Portfolio

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II: Asset Manager Portfolio, Contrafund Portfolio, Index 500 Portfolio

THE ALGER AMERICAN FUND: Income and Growth Portfolio, Small Capitalization Portfolio, Growth Portfolio, MidCap Growth Portfolio, Leveraged AllCap Portfolio

SCUDDER VARIABLE LIFE INVESTMENT FUND: Bond Portfolio, Balanced Portfolio, Growth and Income Portfolio, Global Discovery Portfolio, International Portfolio


STRONG VARIABLE INSURANCE FUNDS, INC.: Discovery Fund II, Growth Fund II



STRONG OPPORTUNITY FUND II, INC.


T. ROWE PRICE INTERNATIONAL SERIES, INC.: International Stock Portfolio

T. ROWE PRICE EQUITY SERIES, INC.: New America Growth Portfolio, Mid-Cap Growth Portfolio, Equity Income Portfolio

MFS VARIABLE INSURANCE TRUST: Growth with Income Series, Research Series, Emerging Growth Series, Total Return Series, New Discovery Series

We may make other investment options available in the future.

The Policy does not have a guaranteed minimum Policy Value. Your Policy Value will rise and fall, depending on the investment performance of the Portfolios underlying the Subaccounts to which you allocate your Premiums. You bear the entire investment risk on amounts allocated to the Subaccounts. The investment policies and risks of each Portfolio are described in the accompanying prospectus for the Portfolios. The Policy Value will also reflect Premiums, amounts withdrawn, and any insurance or other charges.

                                                        (continued on next page)

--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                 THE DATE OF THIS PROSPECTUS IS JULY 23, 1998.

The Policy will remain in force as long as the Net Surrender Value is sufficient to pay the monthly charges under the Policy. In addition, during the first ten Policy Years, or until the Policy Anniversary after the Insured's 80th birthday, if earlier, we guarantee that the Policy will remain in effect regardless of changes in the Policy Value, as long as your total Premiums (less partial withdrawals and Policy Debt) at least equal the applicable Safety Net Premiums, as described on page 9.


We will not accept any Premium which would cause the Policy not to qualify as a life insurance contract under the Internal Revenue Code of 1986 (the "Tax Code").

You may cancel the Policy by returning it to us within 10 days after you receive it, or after whatever longer period may be permitted by state law. We will refund the Policy Value as of the date we receive your Policy, plus any charges previously deducted, unless your state requires a refund of Premium.

IT MAY NOT BE ADVANTAGEOUS FOR YOU TO REPLACE EXISTING INSURANCE COVERAGE OR BUY ADDITIONAL INSURANCE IF YOU ALREADY OWN A VARIABLE LIFE INSURANCE POLICY.

THIS PROSPECTUS IS VALID ONLY IF ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE PORTFOLIOS LISTED ABOVE. IF ANY OF THE PROSPECTUSES ARE MISSING OR OUTDATED, PLEASE CONTACT US AND WE WILL SEND YOU THE PROSPECTUS YOU NEED.

PLEASE READ THIS PROSPECTUS CAREFULLY AND RETAIN IT FOR YOUR FUTURE REFERENCE.

This Policy may not be available in all states.

                               TABLE OF CONTENTS


DEFINITIONS.................................................          4

QUESTIONS AND ANSWERS ABOUT YOUR POLICY.....................          5

PURCHASE OF POLICY AND ALLOCATION OF PREMIUMS...............          8
Application for a Policy....................................          8
Premiums....................................................          8
Premium Limits..............................................          9
Modified Endowment Contracts................................          9
Safety Net Premium..........................................          9
Allocation of Premiums......................................          9
Policy Value................................................         10
Accumulation Unit Value.....................................         10
Transfer of Policy Value....................................         10
Transfers Authorized by Telephone...........................         11
Dollar Cost Averaging.......................................         11
Portfolio Rebalancing.......................................         11
Specialized Uses of the Policy..............................         12

THE INVESTMENT AND FIXED ACCOUNT OPTIONS....................         12
Separate Account Investments................................         12
Portfolios..................................................         12
Voting Rights...............................................         16
Additions, Deletions, and Substitutions of Securities.......         16
The Fixed Account...........................................         17

POLICY BENEFITS AND RIGHTS..................................         17
Death Benefit...............................................         17
Death Benefit Options.......................................         17
Change in Face Amount.......................................         18
Optional Insurance Benefits.................................         18
Policy Loans................................................         19
Amount Payable on Surrender of the Policy...................         20
Partial Withdrawals.........................................         20
Settlement Options..........................................         20
Maturity....................................................         21
Lapse and Reinstatement.....................................         21
Cancellation and Exchange Rights............................         21
Postponement of Payments....................................         21

DEDUCTIONS AND CHARGES......................................         21
Premium Tax Charge and Premium Expense Charge...............         21
Monthly Deduction...........................................         22
Policy Fee..................................................         22
Mortality and Expense Risk Charge...........................         22
Cost of Insurance Charge....................................         22
Deduction for Separate Account Income Taxes.................         22
Portfolio Expenses..........................................         23
Surrender Charge............................................         24
Transfer Fee................................................         25

GENERAL POLICY PROVISIONS...................................         25
Statements to Policy Owners.................................         25
Limit on Right to Contest...................................         25
Suicide.....................................................         26
Misstatement as to Age and Sex..............................         26
Beneficiary.................................................         26
Assignment..................................................         26
Dividends...................................................         26

FEDERAL TAX CONSIDERATIONS..................................         26
Taxation of Lincoln Benefit and the Separate Account........         26
Taxation of Policy Benefits.................................         27
Modified Endowment Contracts................................         27
Diversification Requirements................................         27
Owner Control...............................................         28
Policy Loan Interest........................................         28
Qualified Plans.............................................         28
Tax Advice..................................................         28

DESCRIPTION OF LINCOLN BENEFIT LIFE COMPANY AND THE SEPARATE
ACCOUNT.....................................................         28
Lincoln Benefit Life Company................................         28
Executive Officers and Directors of Lincoln Benefit.........         29
Separate Account............................................         30
Safekeeping of the Separate Account's Assets................         31
State Regulation of Lincoln Benefit.........................         31
Year 2000...................................................         31

DISTRIBUTION OF POLICIES....................................         31

LEGAL PROCEEDINGS...........................................         31

LEGAL MATTERS...............................................         31

REGISTRATION STATEMENT......................................         31

EXPERTS.....................................................         31

FINANCIAL STATEMENTS........................................         32

APPENDIX....................................................        A-1


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. LINCOLN BENEFIT DOES NOT AUTHORIZE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS.

                                  DEFINITIONS

Please refer to this list for the meaning of the following terms:

ACCUMULATION UNIT - An accounting unit of measurement which we use to calculate the value of a Subaccount.

AGE - The Insured's age at his or her last birthday.

BENEFICIARY(IES) - The person(s) named by you to receive the Death Benefit under the Policy.

DEATH BENEFIT - The amount payable to the Beneficiary under the Policy upon the death of the Insured, before payment of any unpaid Policy Debt or Policy Charges.

FACE AMOUNT - The initial amount of insurance under your Policy, adjusted for any changes in accordance with the terms of your Policy.

FIXED ACCOUNT - The portion of the Policy Value allocated to our general account.

GRACE PERIOD - A 61-day period during which the Policy will remain in force so as to permit you to pay sufficient additional Premium to keep the Policy from lapsing.

INSURED - The person whose life is insured under the Policy.

ISSUE DATE - The date on which the Policy is issued. It is used to determine Policy Anniversaries, Policy Years and Policy Months.

LOAN ACCOUNT - An account established for amounts transferred from the Subaccounts or the Fixed Account as security for outstanding Policy loans.

MONTHLY AUTOMATIC PAYMENT - A method of paying a Premium each month automatically, for example by bank draft or salary deduction.

MONTHLY DEDUCTION - The amount deducted from Policy Value on each Monthly Deduction Day for the policy fee, mortality and expense risk charge, cost of insurance charge, and the cost of any benefit riders.

MONTHLY DEDUCTION DAY - The same day in each month as the Issue Date. The day of the month on which Monthly Deductions are taken from your Policy Value.

NET DEATH BENEFIT - The Death Benefit, less any Policy Debt.

NET INVESTMENT FACTOR - The factor we use to determine the change in value of an Accumulation Unit in any Valuation Period. We determine the Net Investment Factor separately for each Subaccount.

NET POLICY VALUE - The Policy Value, less any Policy Debt.

NET PREMIUM - The Premium less the premium tax and the premium expense charges.

NET SURRENDER VALUE - The Policy Value less any applicable surrender charges and less any unpaid Policy Debt. The Net Surrender Value must be positive for the Policy to remain in effect, unless the Safety Net Premium feature is in effect.

POLICY ANNIVERSARY - The same day and month as the Issue Date for each subsequent year the Policy remains in force.

POLICY DEBT - The sum of all unpaid Policy loans and accrued loan interest.

POLICY OWNER ("YOU") - The person(s) having the privileges of ownership defined in the Policy. The Policy Owner may or may not be the same person as the Insured. If your Policy is issued pursuant to a retirement plan, your ownership privileges may be modified by the plan.

POLICY VALUE - The sum of the values of your interests in the Subaccounts of the Separate Account, the Fixed Account and the Loan Account. The amount from which the Monthly Deductions are made and the Death Benefit is determined.

POLICY YEAR - Each twelve-month period beginning on the Issue Date and each Policy Anniversary.

PORTFOLIO(S) - The underlying mutual funds in which the Subaccounts invest. Each Portfolio is an investment company registered with the SEC or a separate investment series of a registered investment company.

PREMIUM - Amounts paid to us as premium for the Policy by you or on your behalf.

QUALIFIED PLAN - A pension or profit-sharing plan established by a corporation, partnership, sole proprietor, or other eligible organization that is qualified for favorable tax treatment under Section 401(a) or 403(b) of the Tax Code.

SEPARATE ACCOUNT - The Lincoln Benefit Life Variable Life Account, which is a segregated investment account of Lincoln Benefit.

SUBACCOUNT - A subdivision of the Separate Account, which invests wholly in shares of one of the Portfolios.

SURRENDER VALUE - The Policy Value less any applicable surrender charges.

TAX CODE - The Internal Revenue Code of 1986, as amended.

VALUATION DATE - Each day the New York Stock Exchange is open for business.

VALUATION PERIOD - The period of time over which we determine the change in the value of the Subaccounts in order to price Accumulation Units. Each Valuation Period begins at the close of normal trading on the New York Stock Exchange ("NYSE"), currently 4:00 p.m. Eastern time, on each Valuation Date and ends at the close of the NYSE on the next Valuation Date.

                             QUESTIONS AND ANSWERS
                               ABOUT YOUR POLICY

These are answers to questions that you may have about some of the most important features of your Policy. The Policy is more fully described in the remainder of the Prospectus. Please read the Prospectus carefully.

1.  WHAT IS A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY?

The Policy has a Death Benefit, Policy Value, and other features of life insurance providing fixed benefits. It is a "flexible premium" policy because you have a great amount of flexibility in determining when and how much premium you want to pay. It is a "variable" policy because the Death Benefit and Policy Value vary according to the investment performance of the Portfolios to which you have allocated your Premiums. The Policy Value is not guaranteed. Payment of the Death Benefit may be guaranteed under the Safety Net Premium provision. This Policy provides you with the opportunity to take advantage of any increase in your Policy Value, but you also bear the risk of any decrease.

2.  WHAT ARE THE DEATH BENEFIT OPTIONS?

While the Policy is in force, we will pay a Death Benefit to the Beneficiary upon the death of the Insured. The Policy provides for two Death Benefit options. Under Option 1, the Death Benefit is equal to the greater of your Policy's Face Amount and the Policy Value multiplied by a specified percentage. Under Option 2, the Death Benefit is equal to the greater of your Policy's Face Amount plus the Policy Value on the Insured's date of death or the Policy Value multiplied by a specified percentage. Decreases in the Policy Value will never cause the Death Benefit to be less than the Face Amount. Before we pay the Death Benefit to the Beneficiary, however, we will subtract an amount sufficient to repay any outstanding Policy Debt and to pay any due and unpaid charges.

3.  WHAT IS THE SAFETY NET PREMIUM FEATURE?

Unless otherwise required by your state, we agree to keep the Policy in force for a specified period, regardless of the investment performance of the Portfolios, as long as your total Premiums paid (as reduced to reflect withdrawals and Policy Debt) at least equals the cumulative Safety Net Premium amount shown in your Policy. If the Insured is age 70 or less at the Issue Date, the specified period will be the first ten Policy Years. Otherwise, it will run from the Issue Date until the next Policy Anniversary after the Insured's 80th birthday.

To keep the Safety Net Premium feature in effect, on each Monthly Deduction Day your total Premiums (less withdrawals and Policy Debt) must at least equal the total amount you would have paid if you had paid the Safety Net Premium each month. If you have not paid sufficient Premiums, we will notify you and give you 61 days to remedy the shortfall. If you do not pay enough additional Premium within this 61-day period, the Safety Net Premium feature will terminate and may not be reinstated, even if you make up the shortfall after the end of the 61-day period.

When the Safety Net Premium feature is not in effect, your Policy will remain in force as long as the Net Surrender Value is large enough to pay the Monthly Deductions on your Policy as they come due. If on any Monthly Deduction Day the Net Surrender Value is less than the Monthly Deduction due, your Policy will enter the Grace Period. If you do not pay sufficient additional Premium, at the end of the Grace Period your Policy will end.

4.  HOW WILL MY POLICY VALUE BE DETERMINED?

Your Premiums are invested in one or more of the Subaccounts of the Separate Account or allocated to the Fixed Account, as you instruct us. Your Policy Value is the sum of the values of your interests in the Subaccounts of the Separate Account, plus the values in the Fixed Account and the Loan Account. Your Policy Value will depend on the investment performance of the Subaccounts and the amount of interest we credit to the Fixed Account, as well as the Net Premiums paid, partial withdrawals, and charges assessed. We do not guarantee a minimum Policy Value.

5.  WHAT ARE THE PREMIUMS FOR THIS POLICY?

You have considerable flexibility as to the timing and amount of your Premiums. You have a required Premium in your Policy, which is based on your Policy's Face Amount and the Insured's age, sex, and risk class. You do not have to pay the required Premium after the first Policy Year. To take advantage of the Safety Net Premium feature, you must pay the cumulative Safety Net Premiums due. Otherwise, you may pay any level of Premium, as long as the Premium would not cause your Policy to lose its status as a life insurance contract under the Tax Code. Your Policy also has a planned periodic Premium. You establish a planned periodic Premium when you purchase a Policy. You are not required to pay the planned periodic Premium, and we will not terminate your Policy merely because you did not pay a planned periodic Premium.

6.  CAN I INCREASE OR DECREASE MY POLICY'S FACE AMOUNT?

Yes, you have considerable flexibility to increase or decrease your Policy's Face Amount. You may request an increase and/or a decrease after the first Policy Year by sending us a written request. Your requested increase must be at least $10,000. If you request an increase in Face Amount, you must provide us with evidence of insurability that meets our underwriting standards. An increase in the Face Amount of your Policy will increase the charges deducted from your Policy Value. We will not decrease the Face Amount of your Policy below $50,000. For more detail, see "Change in Face Amount", on page 17.

7.  HOW ARE MY PREMIUMS ALLOCATED?

Before your Premiums are allocated to the Policy Value, we deduct a premium tax charge of 2.5% of each Premium and a premium expense charge. The premium expense charge will be 3.5% of each Premium for the first ten Policy Years and 1.5% thereafter. For more detail, see "Premium Tax Charge and Premium Expense Charge" on page 21. The remaining amount is called the Net Premium.

When you apply for the Policy, you specify in your application how to allocate your Net Premiums among the Subaccounts and the Fixed Account. You must use whole number percentages and the total allocations must equal 100%. You may change your allocation percentages at any time by notifying us in writing.

Generally, we will allocate your Premiums to the Subaccounts and the Fixed Account as of the date your Premiums are received in our home office. If a Premium requires an underwriting, the Premium will not be allocated nor will it earn interest prior to the Issue Date. Once underwriting approval and Premium is received, we will allocate that Premium in accordance with your most recent instructions. In addition, if you live in certain states, we may allocate your Premiums to the Money Market Account until the end of the cancellation period described in the answer to Question 13 below.


You may transfer Policy Value among the Subaccounts and the Fixed Account while the Policy is in force, by writing to us or calling us at 1-800-865-5237. While we currently are not charging a transfer fee, the Policy gives us the right to impose a transfer fee of up to $10 upon the second and each subsequent transfer in a single calendar month. While you may also transfer amounts from the Fixed Account, certain restrictions may apply. For more detail, see "Transfer of Policy Value" and "Transfers Authorized by Telephone", on page 10.
You may also use our automatic Dollar Cost Averaging program or our Portfolio Rebalancing program. You may not use both programs at the same time.

Under the Dollar Cost Averaging program, amounts are automatically transferred at regular intervals from the Fixed Account or a Subaccount of your choosing to up to eight options, including other Subaccounts or the Fixed Account. Transfers may be made monthly, quarterly, or annually. For more detail, see "Dollar Cost Averaging", on pages 20-21.

Under the Portfolio Rebalancing program, you can maintain the percentage of your Policy Value allocated to each Subaccount at a pre-set level. Investment results will shift the balance of your Policy Value allocations. If you elect rebalancing, we will automatically transfer your Policy Value back to the specified percentages at the frequency (monthly, quarterly, semiannually, annually) that you specify. For more detail, see "Portfolio Rebalancing", on page 11.

8.  WHAT ARE MY INVESTMENT CHOICES UNDER THE POLICY?

You can allocate and reallocate your Policy Value among the Subaccounts, each of which in turn invests in a single Portfolio. Under the Policy, the Separate Account currently invests in the following Portfolios:


            Fund                       Portfolio(s)
-----------------------------  -----------------------------
------------------------------------------------------------

Janus Aspen Series             Flexible Income Portfolio
                               Balanced Portfolio
                               Growth Portfolio
                               Aggressive Growth Portfolio
                               Worldwide Growth Portfolio
------------------------------------------------------------
Federated Insurance            Utility Fund II
Management Series              Fund for U.S. Government
                               Securities II
                               High Income Bond Fund II
------------------------------------------------------------
Fidelity Variable Insurance    Money Market Portfolio
Products Fund                  Equity-Income Portfolio
                               Growth Portfolio
                               Overseas Portfolio
------------------------------------------------------------
Fidelity Variable Insurance    Asset Manager Portfolio
Products Fund II               Contrafund Portfolio
                               Index 500 Portfolio
------------------------------------------------------------
The Alger American Fund        Income and Growth Portfolio
                               Small Capitalization
                               Portfolio
                               Growth Portfolio
                               MidCap Growth Portfolio
                               Leveraged AllCap Portfolio
------------------------------------------------------------
Scudder Variable Life          Bond Portfolio
Investment Fund                Balanced Portfolio
                               Growth and Income Portfolio
                               Global Discovery Portfolio
                               International Portfolio
------------------------------------------------------------
Strong Variable Insurance      Discovery Fund II
Funds, Inc.                    Growth Fund II
------------------------------------------------------------
Strong Opportunity Fund II,    Opportunity Fund II
Inc.
------------------------------------------------------------
T. Rowe Price International    International Stock Portfolio
Series, Inc.
------------------------------------------------------------
T. Rowe Price Equity Series,   New America Growth Portfolio
Inc.                           Mid-Cap Growth Portfolio
                               Equity Income Portfolio
------------------------------------------------------------
MFS Variable Insurance Trust   Growth with Income Series
                               Research Series
                               Emerging Growth Series
                               Total Return Series
                               New Discovery Series
------------------------------------------------------------


Each Portfolio holds its assets separately from the assets of the other Portfolios. Each Portfolio has distinct investment objectives and policies, which are described in the accompanying Prospectuses for the Portfolios.

In addition, the Fixed Account is available in most states.

9.  MAY I TAKE OUT A POLICY LOAN?

Yes, you may borrow money from us using your Policy as security for the loan. The maximum loan amount is equal to 90% of the Surrender Value. Other restrictions may apply if your Policy is issued in connection with a Qualified Plan. For more detail, see "Policy Loans", on page 18.

10.  WHAT ARE THE CHARGES DEDUCTED FROM MY POLICY VALUE?

As noted above, when we receive a Premium from you, we will deduct a premium tax charge and a premium expense charge, before we allocate your Net Premium to the Policy Value. The combined premium tax and premium expense charges will be 6% of your Premium for the first ten Policy Years and 4% of your Premium thereafter.

We also will take a Monthly Deduction from your Policy Value. The Monthly Deduction consists of the following charges:

(a) A monthly policy fee of $7.50;

(b) A monthly mortality and expense risk charge;

(c) A cost of insurance charge; and

(d) The cost of any additional benefits provided to you by rider.

The mortality and expense risk charge for the first fourteen Policy Years will be 0.72% (on an annual basis) of the Policy Value allocated to the Subaccounts. Thereafter, we intend to charge an annual rate of 0.36%, and we guarantee that we never charge more than 0.48%.

The cost of insurance charge covers our anticipated mortality costs. We determine it separately for the initial Face Amount of your Policy and each subsequent increase in Face Amount.

The monthly mortality and expense risk charge is deducted pro rata from your interest in the Subaccounts. The other parts of the Monthly Deduction are deducted pro rata from your interest in the Subaccounts and the Fixed Account.

We impose a surrender charge to cover a portion of the sales expenses we incur in distributing the Policies. These expenses include agents' commissions, advertising, and the printing of Prospectuses. The surrender charge is described in the answer to Question 11 below and in "Surrender Charge", on page 23.

The charges assessed under the Policy are described in more detail in "Deductions and Charges", beginning on page 39.

In addition to our charges under the Policy, each Portfolio deducts amounts from its assets to pay its investment advisory fee and other expenses. Your should refer to the Prospectuses for the Portfolios for more information concerning their respective charges and expenses.

If we ever charge you a cost of insurance rate during the first five Policy Years which is greater than the rate provided by the rate scale in effect on the Issue Date, we will notify you. For 60 days after we mail that notice to you, you may surrender your Policy without paying any surrender charge.

11.  DO I HAVE ACCESS TO THE VALUE OF MY POLICY?

While the Policy is in force, you may surrender your Policy for the Net Surrender Value. Upon surrender, life insurance coverage under the Policy will end. You may also withdraw part of your Policy Value through a partial withdrawal. A partial withdrawal must equal at least $500. For more detail, see "Amount Payable on Surrender of the Policy" and "Partial Withdrawals", on page 19.


We may subtract a surrender charge from the surrender proceeds. The surrender charge equals the amount shown in the surrender charge table in your Policy, plus any additional surrender charge due to increases in the Face Amount of your Policy. The amount of the surrender charge decreases over time.



Generally, the initial amount of the surrender charge is equal to the Initial Face Amount of your Policy multiplied by the applicable rate per thousand dollars of Face Amount. The applicable rate depends on the Insured's age at issue, sex, and status as a smoker or non-smoker. For example, if the Insured is age 45 when your Policy is issued, the applicable rates per thousand are as follows:



Male Non-Smoker                                   $27.51
Male Smoker                                       $32.85
Female Non-Smoker                                 $22.80
Female Smoker                                     $25.55
Unisex Non-Smoker                                 $26.56
Unisex Smoker                                     $31.40



The rates for each category are greater or lesser according to the age of the Insured when your Policy is issued. The maximum rates are as follows:



Male Non-Smoker                                   $53.98
Male Smoker                                       $54.11
Female Non-Smoker                                 $53.74
Female Smoker                                     $54.01
Unisex Non-Smoker                                 $53.72
Unisex Smoker                                     $54.01



If you surrender your Policy after fourteen Policy Years have elapsed, we will not charge a surrender charge (unless you have increased the Face Amount of your Policy, as explained below). Before that time, we determine the applicable surrender charge by multiplying the initial surrender charge on your Policy by the appropriate surrender charge percentage for the Policy Year in which the surrender occurs. The applicable surrender charge percentage depends on the Insured's sex, age when your Policy was issued, and the number of years elapsed since your Policy was issued. In most instances, the applicable surrender charge percentage begins to decrease after the fifth Contract Year.



If you increase the Initial Face Amount of your Policy, we will determine an additional surrender charge amount applicable to the amount of the increase. We calculate the additional surrender charge using the same procedures described above, except that we use the Insured's age and smoking status at the time of the increase, rather than at the time your Policy was issued.



We will include in your Policy a table showing the surrender charge rates and the surrender charge percentages applicable under the Policies. For more detail, see "Surrender Charges", on page 24.


In addition, each time you take a partial withdrawal, we may deduct a partial withdrawal service fee of $10 from the amount withdrawn.

12.  WHAT ARE THE TAX CONSEQUENCES OF BUYING THIS POLICY?

Your Policy is structured to meet the definition of a life insurance contract under the Tax Code. We may need to limit the amount of Premiums you pay under the Policy to ensure that your Policy continues to meet that definition.

Current federal tax law generally excludes all death benefits from the gross income of the beneficiary of a life insurance policy. In addition, you generally are not subject to taxation on any increase in the Policy Value until it is withdrawn. Generally, you will be taxed on surrender proceeds and the proceeds of any partial withdrawals only if those amounts, when added to all previous distributions, exceed the total Premiums paid. Amounts received upon surrender or withdrawal in excess of Premiums paid will be treated as ordinary income.

Special rules govern the tax treatment of life insurance policies which meet the federal definition of a modified endowment contracts. Depending on the amount and timing of your Premiums, your Policy may meet that definition. Under current tax law, death benefit payments under modified endowment contract, like death benefit payments under life insurance contracts, generally are excluded from the gross income of the beneficiary. Withdrawals and policy loans, however, are treated differently. Amounts withdrawn and policy loans are treated first as income, to the extent of any gain, and then as a return of premium. The income portion of the distribution is includable in your taxable income. Also, an additional 10% penalty tax is generally imposed on the taxable portion of amounts received before age 59 1/2. For more information on the tax treatment of the Policy, see "Federal Tax Considerations", beginning on page 24.

13.  CAN I RETURN THIS POLICY AFTER IT HAS BEEN DELIVERED?

You may cancel your Policy by returning it to us within ten days after you receive it, or after whatever longer period may be permitted by state law. If you return your Policy, the Policy terminates and, in most states, we will pay you an amount equal to your Policy Value on the date we receive the Policy from you, plus any charges previously deducted. In some states, we are required to send you the amount of your Premiums. In those states, we may hold all of your Premiums in the Money Market Fund until the end of the cancellation period. Since state laws differ as to the consequences of returning a Policy, you should refer to your Policy for specific information about your circumstances.

In addition, during the first two Policy Years or the first two years after an increase in the Face Amount, if the Policy is in force you may convert it into a non-variable universal life insurance policy. We will accomplish this by transferring all of your Policy Value to the Fixed Account and ending your right under the Policy to allocate Policy Value to the Subaccounts. We will not charge you to perform this amendment.

                 PURCHASE OF POLICY AND ALLOCATION OF PREMIUMS

APPLICATION FOR A POLICY. You may apply to purchase a Policy by submitting a written application to us at our home office. We generally will not issue Policies to insure people who are older than age 80. The minimum Face Amount for a Policy is $100,000. Before we issue a Policy, we will require you to submit evidence of insurability satisfactory to us. Acceptance of your application is subject to our underwriting rules. We reserve the right to reject your application for any lawful reason. If we do not issue a Policy to you, we will return your Premium to you. We reserve the right to change the terms or conditions of your Policy to comply with changes in the applicable law.

We will issue your Policy when we have determined that your application meets our underwriting requirements. We will apply our customary underwriting standards to the proposed Insured. The Issue Date will be the date we received the final requirement for issue.

We will commence coverage of the Insured under the Policy, as of the Issue Date or the date that we receive your first Premium, whichever is later. If you pay a Premium with your application and your requested Face Amount is less than $500,000, we will provide the Insured with temporary conditional insurance only if you meet all of the terms of a conditional receipt. The Issue Date determines Monthly Deduction Days, Policy months, and Policy Years.

PREMIUMS. During the first Policy Year, you must pay an amount at least equal to the required Premium shown in your Policy. We will send you a reminder notice if you pay annually, semi-annually, or quarterly. You may also make a Monthly Automatic Payment.

After the first Policy Year, you may pay additional Premium at any time, and in any amount, as long as your Premium would not cause your Policy to lose its status as a life insurance contract under the Tax Code, as explained below.

While your Policy also will show a planned periodic Premium amount, you are not required to pay planned periodic Premiums. The planned periodic Premium is set by you when you purchase your Policy. Your Policy will not lapse, however, merely because you did not pay a planned periodic Premium.

Even if you pay all of the planned periodic Premiums, however, your Policy nevertheless may enter the Grace Period and thereafter lapse if you have not paid the required Safety Net Premium amount and the Net Surrender Value is no longer enough to pay the Monthly Deductions. However, paying planned periodic Premiums will generally provide greater benefits than if a lower amount of Premium is paid. Paying planned periodic Premiums can also help to keep your Policy in force if your payments are greater than the Safety Net Premium amount.

Premiums must be sent to us at our home office. Unless you request otherwise in writing, we will treat all payments received while a Policy loan exists as new Premium.

PREMIUM LIMITS. Before we will accept any Premium that would require an increase in the net amount at risk under the Policy, you first must provide us with evidence of insurability. The Tax Code imposes limits on the amount of Premium that can be contributed under a life insurance contract. If you exceed this limit, your Policy would lose its favorable federal income tax treatment under the Tax Code. Accordingly, we will not accept any Premium which would cause your Policy to exceed this limit, unless you increase the Face Amount of your Policy appropriately. To obtain this increase, you must submit a written request to us and provide evidence of insurability meeting our then current underwriting standards. Otherwise, we will only accept the portion of your Premium that would cause your total Premiums to equal the maximum permitted amount and we will return the excess to you. In addition, we will not accept any additional Premium from you until we can do so without exceeding the limit set by the Tax Code.

MODIFIED ENDOWMENT CONTRACTS. Under certain circumstances, a Policy could be classified as a "modified endowment contract", a category of life insurance contract defined in the Tax Code. If your Policy were to become a modified endowment contract, distributions and loans from the Policy could result in current taxable income for you, as well as other adverse tax consequences. These tax consequences are described in more detail in "Federal Tax Considerations-- Modified Endowment Contracts", on pages 25-26.

Your Policy could be deemed to be a modified endowment contract if, among other things, you pay too much Premium or the Death Benefit is reduced. We will monitor the status of your Policy and advise you if you need to take action to prevent the Policy from being deemed to be a modified endowment contract. If you pay a Premium that would result in your Policy being deemed a modified endowment contract, we will notify you and allow you to request a refund of the excess Premium, or other action, to avoid having your Policy being deemed a modified endowment contract. If, however, you choose to have your Policy deemed a modified endowment contract, we will not refund the Premium.

If you replace a modified endowment contract issued by another insurer with a Policy, your Policy will also be deemed to be a modified endowment contract. Our ability to determine whether a replaced policy issued by another insurer is a modified endowment contract is based solely on the sufficiency of the policy data we receive from the other insurer. We do not consider ourselves to be liable to you if that data is insufficient to accurately determine whether the replaced policy is a modified endowment contract. You should discuss this issue with your tax adviser if it pertains to your situation. Based on the information provided to us, we will notify you as to whether you can contribute more Premium to your Policy without causing it to become a modified endowment contract.

SAFETY NET PREMIUM. The Safety Net Premium feature is intended to enable you to ensure that your Policy will remain in force during a specified period regardless of changes in the Policy Value. If the Insured is age 70 or under at the Issue Date, the specified period is the first ten Policy Years. Otherwise, the specified period runs until the Policy Anniversary after the Insured's 80th birthday.

As a general rule, your Policy will enter the Grace Period, and may lapse, if the Net Surrender Value is not sufficient to pay a Monthly Deduction when it is due. Under the Safety Net Premium feature, however, we guarantee that regardless of declines in your Policy Value, your Policy will not enter the Grace Period as long as your total Premiums paid since the Issue Date, less partial withdrawals and outstanding Policy loans, are greater than the monthly Safety Net Premium amount times the number of months since the Issue Date.

During the first Policy Year, the Safety Net Premium amount will equal the required Premium. As a result, if you pay your required Premium on a timely basis, the Safety Net Premium feature will remain in effect.

If at any time your total Premiums, less partial withdrawals and Policy Debt, are less than the product of the monthly Safety Net Premium times the number of Policy Months since the Issue Date, we will let you know and you will have 61 days to satisfy the shortfall. If you do not, the Safety Net Premium guarantee will end and it cannot be reinstated. After the Safety Net Premium guarantee is no longer in effect, the Policy will stay in force only as long as the Net Surrender Value is sufficient to pay the Monthly Deductions. For more detail about the circumstances in which the Policy will lapse, see "Lapse and Reinstatement", on page 20.

ALLOCATION OF PREMIUMS. Your Net Premiums are allocated to the Subaccount(s) and the Fixed Account in the proportions that you have selected. You must specify your allocation percentages in your Policy application. Percentages must be in whole numbers and the total allocation must equal 100%.

We will allocate your subsequent Net Premiums in those percentages, until you give us new allocation instructions.

You initially may allocate your Policy Value to up to twenty-one options, counting each Subaccount and the Fixed Account as one option. You may add or delete Subaccounts and/or the Fixed Account from your allocation instructions, but we will not execute instructions that would cause you to have Policy Value in more than twenty-one options. In the future we may waive this limit.


Usually, we will allocate your initial Net Premium to the Subaccounts and the Fixed Account, as you have instructed us, on the Issue Date. If you do not pay first Premium until after the Issue Date, we will allocate your initial Net Premium to the Subaccounts on the date we receive it. In addition, in some states we are required to return at least your Premium if you cancel your Policy during the "free-look" period. In those states, we will allocate all Net Premiums received during the "free-look" period to the Money Market Subaccount for twenty days following the Issue Date, or longer if required by state law. At the end of that period, we will allocate your Net Premium (plus earnings and less monthly deductions) to the Subaccounts or Fixed Account as you have chosen. No earnings or interest will be credited before the Issue Date.


We will make all valuations in connection with the Policy on the date a Premium is received or your request for other action is received, if that date is a Valuation Date and a date that we are open for business. Otherwise we will make that determination on the next succeeding day which is a Valuation Date and a date on which we are open for business.

POLICY VALUE. Your Policy Value is the sum of the value of your Accumulation Units in the Subaccounts you have chosen, plus the value of your interest in the Fixed Account, plus your Loan Account. Your Policy Value will change daily to reflect the performance of the Subaccounts you have chosen, the addition of interest credited to the Fixed Account, the addition of net Premiums, and the subtraction of partial withdrawals and charges assessed. There is no minimum guaranteed Policy Value.

On the Issue Date or, if later, the date your first Premium is received, your Policy Value will equal the Net Premium less the Monthly Deduction for the first Policy Month.

On each Valuation Date, the portion of your Policy Value in a particular Subaccount will equal: (1) The total value of your Accumulation Units in the Subaccount; plus (2) Any Net Premium received from you and allocated to the Subaccount during the current Valuation Period; plus (3) Any Policy Value transferred to the Subaccount during the current Valuation Period; minus (4) Any Policy Value transferred from the Subaccount during the current Valuation Period; minus (5) Any amounts withdrawn by you (plus the applicable withdrawal charge) from the Subaccount during the current Valuation Period; minus (6) The portion of any Monthly Deduction allocated to the Subaccount during the current Valuation Period for the Policy Month following the Monthly Deduction Day.

On each Valuation Date, the portion of your Policy Value in the Fixed Account will equal: (1) Any Net Premium allocated to it, plus (2) Any Policy Value transferred to it from the Subaccounts; plus (3) Interest credited to it; minus
(4) Any Policy Value transferred out of it; minus (5) Any amounts withdrawn by you (plus the applicable withdrawal charge); minus (6) The portion of any Monthly Deduction allocated to the Fixed Account.

All Policy Values equal or exceed those required by law. Detailed explanations of methods of calculation are on file with the appropriate regulatory authorities.

ACCUMULATION UNIT VALUE. The Accumulation Unit Value for each Subaccount will vary to reflect the investment experience of the corresponding Portfolio. We will determine the Accumulation Unit Value for each Subaccount on each Valuation Day. A Subaccount's Accumulation Unit Value for a particular Valuation Day will equal the Subaccount's Accumulation Unit Value on the preceding Valuation Day multiplied by the Net Investment Factor for that Subaccount for the Valuation Period then ended. The Net Investment Factor for each Subaccount is (1) divided by (2), where: (1) is the sum of (a) the asset value per share of the corresponding Portfolio at the end of the current Valuation Period and (b) the per share amount of any dividend or capital gains distribution by that Portfolio if the ex-dividend date occurs in that Valuation Period; and (2) is the net asset value per share of the corresponding Portfolio at the end of the immediately preceding Valuation Period.

You should refer to the Prospectuses for the Portfolios which accompany this Prospectus for a description of how the assets of each Portfolio are valued, since that determination has a direct bearing on the Net Investment Factor of the corresponding Subaccount and, therefore, your Policy Value. For more detail, see "Policy Value", on pages 9-10.

TRANSFER OF POLICY VALUE. While the Policy is in force, you may transfer Policy Value among the Fixed Account and Subaccounts in writing or by telephone. Currently, there is no minimum transfer amount, except in states where a minimum transfer amount is required by law. We may set a minimum transfer amount in the future.

You currently may not have Policy Value in more than twenty-one options, counting each Subaccount and the Fixed Account as one option. Accordingly, we will not perform a transfer that would cause your Policy to exceed that limit. We may waive this limit in the future.

As a general rule, we only make transfers on days when we and the NYSE are open for business. If we receive your request on one of those days, we will make the transfer that day. Otherwise, we will make the transfer on the first subsequent day on which we and the NYSE are open.

We have established special requirements for transfers from the Fixed Account. You may make a lump sum transfer from the Fixed Account to the Subaccounts only during the 60 day period beginning on the Issue Date and each Policy Anniversary. We will not process transfer requests received at any other time. Transfers pursuant to a Dollar Cost Averaging or Portfolio Rebalancing program may occur at any time at the intervals you have selected.

The maximum amount which may be transferred as a lump sum or as portfolio rebalancing transfers from the Fixed Account during a Policy Year usually is:

-  30% of the Fixed Account balance on the most recent Policy Anniversary; or

- the largest total amount transferred from the Fixed Account in any prior Policy Year.

This limit also applies to transfers under a Dollar Cost Averaging program, unless you choose to transfer your entire Fixed Account balance to Subaccounts. In that case, your maximum monthly transfer amount may not be more than 1/36th of your Fixed Account balance on the day of the first transfer. We may waive or modify these restrictions on transfers from the Fixed Account. You may not transfer Policy Value or allocate new Premiums into the Fixed Account, if transfers are being made out under the Dollar Cost Averaging program.

In addition, you may transfer 100% of the Fixed Account balance in a lump sum to the Subaccount(s), if on any Policy Anniversary the interest rate on the Fixed Account is lower than it was on the Policy Anniversary one year previously or if on the first Policy Anniversary that interest rate is lower than it was on the Issue Date. We will notify you by mail if this occurs. You may request a transfer for 60 days following the date we mail notification to you.

The Policy permits us to defer transfers from the Fixed Account for up to six months from the date you ask us. Also, we may restrict transfers from the Subaccounts to the Fixed Account in each Policy Year to no more than 30% of the total Subaccount balances as of the most recent Policy Anniversary. We currently are not imposing this restriction on transfers from the Subaccounts.

TRANSFERS AUTHORIZED BY TELEPHONE. You may make transfers by telephone, if you first send us a completed authorization form. The cut off time for telephone transfer requests is 4:00 p.m. Eastern time. Calls completed before 4:00 p.m. will be effected on that day at that day's price. Calls completed after 4:00 p.m. will be effected on the next day on which we and the NYSE are open for business, at that day's price.

In the future, we may charge you the transfer fee described on page 44, although currently we are waiving it. In addition, we may suspend, modify or terminate the telephone transfer privilege at any time without notice.

We use procedures that we believe provide reasonable assurance that telephone authorized transfers are genuine. For example, we tape telephone conversations with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.

DOLLAR COST AVERAGING. Under our automatic Dollar Cost Averaging program, while the Policy is in force you may authorize us to transfer a fixed dollar amount at fixed intervals from the Fixed Account or a Subaccount of your choosing to up to eight options, including other Subaccounts or the Fixed Account. The interval between transfers may be monthly, quarterly, or annually, at your option. The transfers will be made at the Accumulation Unit Value on the date of the transfer. The transfers will continue until you instruct us otherwise, or until your chosen source of transfer payments is exhausted. Currently, the minimum transfer amount is $100 per transfer. We may change this minimum or grant exceptions. If you elect this program, the first transfer will occur one interval after your Issue Date.

Your request to participate in this program will be effective when we receive your completed application at the P.O. Box given on the first page of this Prospectus. Call or write us for a copy of the application. You may elect to increase, decrease or change the frequency or amount of Purchase Payments under a Dollar Cost Averaging program. Special restrictions apply to transfers from the Fixed Account. They are explained on page 10.

The theory of dollar cost averaging is that you will purchase more units when the unit prices are relatively low rather than when the prices are higher. As a result, when purchases are made at fluctuating prices, the average cost per unit is less than the average of the unit prices on the purchase dates. However, participation in this program does not assure you of a greater profit from your purchases under the program; nor will it prevent or necessarily reduce losses in a declining market. You may not use dollar cost averaging and portfolio rebalancing at the same time.


PORTFOLIO REBALANCING. Portfolio rebalancing allows you to maintain the percentage of your Policy Value allocated to each Subaccount and/or the Fixed Account at a pre-set level. For example, you could specify that 30% of your Policy Value should be in the Balanced Portfolio, 40% in the Growth Portfolio-Janus Aspen Series and 30% in the Fidelity VIP II Contrafund Portfolio. Over time, the variations in each Subaccount's investment results will shift the balance of your Policy Value allocations. Under the portfolio rebalancing feature, we will automatically transfer your Policy Value, including new Premiums (unless you specify otherwise), back to the percentages you specify. Portfolio rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Policy Value allocated to the better performing segments.

You may choose to have rebalances made monthly, quarterly, semi-annually, or annually. We will not charge a transfer fee for portfolio rebalancing. No more than eight Subaccounts, or seven Subaccounts and the Fixed Account, can be included in a Portfolio Rebalancing program at one time.

Transfers from the Fixed Account under a Portfolio Rebalancing program are subject to the overall limit on transfers from the Fixed Account. Accordingly, if the total amount transferred from the Fixed Account in any Policy Year reaches that limit before the end of the year, we will not transfer additional amounts from the Fixed Account for portfolio rebalancing purposes until the next Policy Year.

You may request Portfolio Rebalancing at any time by submitting a completed written request to us at the address given on the first page of this Prospectus. Please call or write us for a copy of the request form. If you stop Portfolio Rebalancing, you must wait 30 days to begin again. The date of your rebalancing must coincide with the same day of the month as your Issue Date. If you request rebalancing on your Policy application but do not specify a date for your first rebalancing, it will occur one period after the Issue Date. Otherwise, your first rebalancing will occur one period after we receive your completed request form. All subsequent rebalancing will occur at the intervals you have specified on the day of the month that coincides with the same day of the month as your Issue Date.

Generally, you may change the allocation percentages, frequency, or choice of Subaccounts at any time. If you include the Fixed Account in a Portfolio Rebalancing program, however, in any consecutive twelve months you may not change the allocation percentages more than twice and the total change to the Fixed Amount allocation may not exceed 20%. We may waive this restriction.

If your total Policy Value subject to rebalancing falls below any minimum value that we may establish, we may prohibit or limit your use of portfolio rebalancing. You may not use Dollar Cost Averaging and Portfolio Rebalancing at the same time. We may change, terminate, limit, or suspend Portfolio Rebalancing at any time.

SPECIALIZED USES OF THE POLICY. Because the Policy provides for an accumulation of Policy Value as well as a Death Benefit, you may wish to use it for various individual and business financial planning purposes. Purchasing the Policy in part for such purposes involves certain risks. For example, if the investment performance of the Subaccounts is poorer than expected or if sufficient Premiums are not paid, the Policy may lapse or may not accumulate sufficient Policy Value to fund the purpose for which you purchased the Policy. Withdrawals and Policy loans may significantly affect current and future Policy Value, Surrender Value, or Death Benefit proceeds. Depending upon the investment performance of the Portfolios in which the Subaccounts invest and the amount of a Policy loan, a Policy loan may cause your Policy to lapse. Because the Policy is designed to provide benefits on a long-term basis, before purchasing a Policy for a specialized purpose, you should consider whether the long-term nature of the Policy is consistent with the purpose for which it is being considered. In addition, using a Policy for a specialized purpose may have tax consequences. (See "Federal Tax Considerations," beginning on page 24.)

                    THE INVESTMENT AND FIXED ACCOUNT OPTIONS

SEPARATE ACCOUNT INVESTMENTS

PORTFOLIOS. Each of the Subaccounts of the Separate Account invests in the shares of one of the Portfolios. Each Portfolio is either an open-end management investment company registered under the Investment Company Act of 1940 or a separate investment series of an open-end management investment company. We have briefly described the Portfolios below. You should read the current Prospectuses for the Portfolios for more detailed and complete information concerning the Portfolios, their investment objectives and strategies, and the investment risks associated with the Portfolios. If you do not have a Prospectus for a Portfolio, contact us and we will send you a copy.

Each Portfolio holds its assets separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies. Each Portfolio operates as a separate investment fund, and the income, gains, and losses of one Portfolio generally have no effect on the investment performance of any other Portfolio.

We do not promise that the Portfolios will meet their investment objectives. Amounts you have allocated to Subaccounts may grow in value, decline in value, or grow less than you expect, depending on the investment performance of the Portfolios in which those Subaccounts invest. You bear the investment risk that those Portfolios possibly will not meet their investment objectives. YOU SHOULD CAREFULLY REVIEW THE PORTFOLIOS' PROSPECTUSES BEFORE ALLOCATING AMOUNTS TO THE SUBACCOUNTS OF THE SEPARATE ACCOUNT.

JANUS ASPEN SERIES (investment adviser: Janus Capital Corporation)

FLEXIBLE INCOME PORTFOLIO seeks to maximize total return from a combination of current income and capital appreciation, with an emphasis on current income. This Portfolio invests in all types of income-producing securities. This Portfolio may have substantial holdings of debt securities rated below investment grade. Investments in such securities present special risks; you are urged to carefully read the risk disclosure in the accompanying Prospectus for the Portfolio before allocating amounts to the Janus Flexible Income Subaccount.

BALANCED PORTFOLIO seeks both growth of capital and current income. This Portfolio usually invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential.

GROWTH PORTFOLIO seeks long-term growth of capital by investing primarily in a diversified portfolio of common stocks of a large number of issuers of any size. Generally, this Portfolio emphasizes issuers with larger market capitalizations.

AGGRESSIVE GROWTH PORTFOLIO seeks long-term growth of capital. It is a non-diversified fund. It usually invests at least 50% of its equity assets in securities issued by medium-sized companies, which are companies whose market capitalizations at the time of purchase by the Portfolio fall within the same range as companies in the S&P MidCap 400 Index. This range is expected to change on a regular basis. This Portfolio may invest its remaining assets in smaller or larger issuers.

WORLDWIDE GROWTH PORTFOLIO seeks long-term growth of capital by investing in a diversified portfolio of common stocks of foreign and domestic issuers of any size. This Portfolio usually invests in issuers from at least five different countries including the United States.

FEDERATED INSURANCE MANAGEMENT SERIES (investment adviser: Federated Advisers)

FEDERATED UTILITY FUND II'S investment objective is to achieve high current income and moderate capital appreciation. The Portfolio invests primarily in equity and debt securities of utility companies that produce, transmit, or distribute gas and electric energy, as well as those companies that provide communications facilities, such as telephone and telegraph companies.

FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II'S investment objective is to provide current income. The Portfolio invests in direct obligations of the U.S. Government or its agencies or instrumentalities, and securities guaranteed by the U.S. Government, its agencies, or instrumentalities. This Portfolio may also invest in certain collateralized mortgage obligations and repurchase agreements.

FEDERATED HIGH INCOME BOND FUND II'S investment objective is to seek high current income. This Portfolio invests at least 65% of its assets in lower rated corporate debt obligations, such as preferred stocks, bonds, debentures, notes, equipment lease certificates and equipment trust certificates. Some of these fixed income securities may involve equity features. Under normal circumstances, this Portfolio will not invest more than 10% of the value of its total assets in equity securities.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND (investment adviser: Fidelity Management & Research Company)

MONEY MARKET PORTFOLIO seeks to obtain as high a level of current income as is consistent with preserving capital and providing liquidity. This Portfolio will limit its investments to securities with remaining maturities of 397 days or less.

EQUITY-INCOME PORTFOLIO seeks reasonable income by investing primarily in income-producing equity securities. The goal is to achieve a higher yield than the composite yield of the S&P 500 Composite Stock Price Index. At least 65% of this Portfolio's assets will be invested in income producing common or preferred stock. The remainder will usually be invested in convertible and non-convertible debt obligations.

GROWTH PORTFOLIO seeks to achieve capital appreciation. This Portfolio usually purchases common stocks, although its investments are not restricted to any one type of security.

OVERSEAS PORTFOLIO seeks long-term growth of capital primarily through investments in foreign securities. At least 65% of this Portfolio's assets will be invested in securities of issuers outside of North America. Most issuers will be located in developed countries in the Americas, the Far East and Pacific Basin, Scandinavia and Western Europe.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II (investment adviser: Fidelity Management & Research Company)

ASSET MANAGER PORTFOLIO seeks to obtain high total return with reduced risk over the long term by allocating its assets among domestic and foreign stocks, bonds, and short-term fixed-income securities. Usually, this Portfolio's assets will be allocated within the following guidelines: 30-70% in stocks (equities); 20-60% in bonds (intermediate to long-term); and 0-50% in short-term instruments.

CONTRAFUND PORTFOLIO seeks capital appreciation by investing mainly in equity securities of companies that the Portfolio's adviser believes to be undervalued due to an overly pessimistic appraisal by the public. This Portfolio usually invests primarily in common stock and securities convertible into common stock, but it may invest in any type of security that may produce capital appreciation.

INDEX 500 PORTFOLIO seeks long-term capital growth through the purchase of a portfolio of securities that broadly represents the U.S. stock market, as measured by the S&P 500. By investing to match the return of the S&P 500, the Portfolio seeks to keep expenses low. The Portfolio does not expect to achieve potentially greater results than could be obtained by a fund that aggressively seeks growth.

THE ALGER AMERICAN FUND (investment adviser: Fred Alger Management)

INCOME AND GROWTH PORTFOLIO seeks primarily to provide a high level of dividend income. Capital appreciation is a secondary objective of the Portfolio. It is a fundamental policy of the Portfolio to invest at least 65% of its total assets in dividend paying equity securities, under normal circumstances. The Portfolio usually attempts to invest 100% of its assets in dividend paying equity securities.

SMALL CAPITALIZATION PORTFOLIO seeks long-term capital appreciation. Under normal circumstances, the Portfolio invests at least 65% of its total assets in equity securities of companies that at the time of purchase have total market capitalization within the range of companies included in the Russell 2000 Growth Index or the S&P SmallCap 600 Index. The Portfolio may invest its remaining assets in larger or smaller issuers.

GROWTH PORTFOLIO seeks long-term capital appreciation. Under normal circumstances, the Portfolio invests at least 65% of its total assets in equity securities of companies that have total market capitalization of $1 billion or greater. The Portfolio may invest up to 35% of its total assets in equity securities of companies that have total market capitalization of less than $1 billion.

MIDCAP GROWTH PORTFOLIO seeks long-term capital appreciation. Under normal circumstances, the Portfolio invests at least 65% of its total assets in equity securities of companies that have total market capitalization within the range of companies included in the S&P MidCap 400 Index.

LEVERAGED ALLCAP PORTFOLIO seeks long-term capital appreciation. Except during temporary defensive periods, the Portfolio invests at least 85% of its net assets in equity securities of companies of any size. The Portfolio may purchase put and call options and sell (write) covered call and put options on securities and securities indexes to increase gain and to hedge against the risk of unfavorable price movements, and may enter into futures contracts on securities indexes and purchase and sell call and put options on these futures contracts. The Portfolio may also borrow money for the purchase of additional securities.

SCUDDER VARIABLE LIFE INVESTMENT FUND (investment adviser: Scudder, Stevens & Clark, Inc.) The Scudder Variable Life Investment Fund has two classes of shares. The Subaccounts invest in Class A shares, which do not impose distribution fees.

BOND PORTFOLIO seeks high income from a high quality portfolio of debt securities. Under normal circumstances, this Portfolio invests at least 65% of its assets in bonds including those of the U.S. Government and its agencies and those of corporations and other notes and bonds paying high current income. This Portfolio can invest in a broad range of short, intermediate and long-term securities.

BALANCED PORTFOLIO seeks a balance of growth and income from a diversified portfolio of equity and fixed income securities. The Portfolio also seeks long-term preservation of capital through a quality-oriented investment approach that is designed to reduce risk. The Portfolio will invest its assets in equity securities, debt securities with maturities generally exceeding one year, and money market instruments and other debt securities with maturities generally not exceeding thirteen months. Not more than 75% of this Portfolio's net assets may be invested in stocks or other equity investments. Generally, 25%-50% of the Portfolio's net assets are invested in bonds.

GROWTH AND INCOME PORTFOLIO seeks long-term growth of capital, current income and growth of income. In pursuing these three objectives, the Portfolio invests primarily in common stocks, preferred stocks, and securities convertible into common stocks of companies which offer the prospect for growth of earnings while paying higher than average current dividends. The Portfolio allocates its investments among different industries and companies, and changes its portfolio securities for investment considerations and not for trading purposes.

GLOBAL DISCOVERY PORTFOLIO seeks above-average capital appreciation over the long term by investing primarily in the equity securities of small companies located throughout the world. The Portfolio is designed for investors looking for above-average appreciation potential (when compared with the overall domestic stock market as reflected by the S&P 500 Stock Composite Price Index) and the benefits of investing globally, but who are willing to accept above-average stock market risk, the impact of currency fluctuation, and little or no current income. The Portfolio generally invests in small, rapidly growing companies that offer the potential for above-average returns relative to larger companies, yet are frequently overlooked and thus undervalued by the market.

INTERNATIONAL PORTFOLIO seeks long-term growth of capital primarily through diversified holdings of marketable foreign equity investments. The Portfolio invests in companies, wherever organized, which do business primarily outside the United States. The Portfolio intends to diversify investments among several countries and to have represented in its holdings business activities in not less than three different countries, excluding the United States. The Portfolio invests primarily in equity securities of established companies, listed on foreign exchanges, which its adviser believes have favorable characteristics. It may also invest in fixed income securities of foreign governments and companies.

STRONG VARIABLE INSURANCE FUNDS, INC. (investment adviser: Strong Capital Management, Inc.)


DISCOVERY FUND II seeks capital growth. The Portfolio usually emphasizes equity investments, although it has the flexibility to invest in any security the adviser believes has the potential for capital appreciation. The Portfolio's strategy is to invest in a blend of small, mid- and large-cap companies that are in good businesses, are headed by capable and motivated management, and trade at attractive valuations.


GROWTH FUND II seeks capital growth. The Portfolio invests primarily in equity securities that the adviser believes have above-average growth prospects and are selling at reasonable valuations. The Portfolio generally has over half of its assets in small- and mid-cap issues as these companies tend to have the highest growth rates.


STRONG OPPORTUNITY FUND II, INC. (investment adviser: Strong Capital Management, Inc.)



OPPORTUNITY FUND II seeks capital growth. The Portfolio currently emphasizes medium-sized companies that the adviser believes are under-researched and attractively valued. To achieve its investment goals, the Portfolio seeks to find well-managed companies that have sustainable growth prospects but that are selling at prices below their private market values.


T. ROWE PRICE INTERNATIONAL SERIES, INC. (investment adviser: Rowe Price-Fleming International, Inc., a joint venture between T. Rowe Price & Associates, Inc. and Robert Fleming Holdings, Ltd.)

INTERNATIONAL STOCK PORTFOLIO seeks long-term growth of capital through investments primarily in common stocks of established, non-U.S. companies. The Portfolio invests substantially all of its assets outside the United States and broadly diversifies its investments among countries throughout the world--developed, newly industrialized and emerging.

T. ROWE PRICE EQUITY SERIES, INC. (investment adviser: T. Rowe Price Associates, Inc.)

NEW AMERICA GROWTH PORTFOLIO seeks long-term growth of capital through investment primarily in the common stocks of U.S. growth companies which operate in service industries. The Portfolio will invest most of its assets in service companies, regardless of size, that the adviser believes to be above average performers in their fields. The Portfolio may invest up to 25% of its assets outside the service sector.

MID-CAP GROWTH PORTFOLIO seeks long-term growth of capital by investing primarily in the common stocks of companies with medium-sized market capitalizations and the potential for above-average earnings growth. Most of the assets will be invested in U.S. common stocks, but the Portfolio also may invest in other types of securities, such as foreign securities, when consistent with the Portfolio's investment objective.

EQUITY INCOME PORTFOLIO seeks to provide high current dividend income as well as long term capital appreciation by investing primarily in common stocks of established companies. Under normal circumstances, the Portfolio usually will invest at least 65% of its assets in common stocks of established companies paying above-average dividends which are expected to have favorable prospects for dividend growth and capital appreciation. The Portfolio may also invest in other securities such as fixed income and convertible securities.

MFS VARIABLE INSURANCE TRUST (investment adviser: Massachusetts Financial Services)

GROWTH WITH INCOME SERIES seeks reasonable current income, as well as long-term growth of capital and income. The Portfolio invests in stocks of companies that the adviser considers to be of high or improving investment quality. The Portfolio has the flexibility to invest in derivative securities when its managers believe such securities can provide better value relative to direct investments in stocks and bonds.

RESEARCH SERIES seeks to provide long-term growth of capital and future income. The Portfolio invests in the common stocks of companies the adviser believes possess better-than-average prospects for long-term growth. The Portfolio may invest up to 20% of its net assets in foreign and emerging market securities. Investing in foreign and emerging market securities involves special risks and may increase share price volatility. The Portfolio has the flexibility to invest in derivative securities when its adviser believes such securities can provide better value relative to direct investments in stocks and bonds.

EMERGING GROWTH SERIES seeks to provide long-term growth of capital. The Portfolio invests primarily in common stocks of companies that are early in their life cycles but which have the potential to become major enterprises. The Portfolio may also invest in more established companies whose earnings growth the adviser expects to accelerate because of special factors. Investing in emerging growth companies involves greater risk than is customarily associated with more established companies. The Portfolio also may invest up to 25% of its net assets in foreign and emerging market securities. The Portfolio has the flexibility to invest in derivative securities when its adviser believes such securities can provide better value relative to direct investments in stocks or bonds.

TOTAL RETURN SERIES seeks to provide above-average current income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital. The Portfolio also seeks to provide reasonable opportunity for growth of capital and income. The Portfolio invests in both equities and fixed income securities. The equity segment is actively managed with a value-oriented style of investing. The fixed income segment is actively managed through shifts in maturity, duration, and sector components. The Portfolio may invest up to 20% of its assets in foreign and emerging market securities. The Portfolio has the flexibility to invest in derivative securities when its adviser believes such securities can provide better value relative to direct investments in stocks or bonds.

NEW DISCOVERY SERIES seeks capital appreciation. This Portfolio seeks to achieve its objective by investing under normal market conditions at least 65% of its total assets in companies that its adviser believes offer superior prospects for growth. Those securities may either be listed on securities exchanges or traded in the over-the-counter markets and may be U.S. or foreign companies.

Each Portfolio is subject to certain investment restrictions and policies which may not be changed without the approval of a majority of the shareholders of the Portfolio. See the accompanying Prospectuses of the Portfolios for further information.

We automatically reinvest all dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolio at their net asset value. The income and realized and unrealized gains or losses on the assets of each Subaccount are separate and are credited to or charged against the particular Subaccount without regard to income, gains or losses from any other Subaccount or from any other part of our business. We will use the net Premiums you allocate to a

Subaccount to purchase shares in the corresponding Portfolio and will redeem shares in the Portfolios to meet Policy obligations or make adjustments in reserves. The Portfolios are required to redeem their shares at net asset value and to make payment within seven days.

Certain of the Portfolios sell their shares to Separate Accounts underlying both variable life insurance and variable annuity contacts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Portfolio. Although neither we nor any of the Portfolios currently foresees any such disadvantages either to variable life insurance or variable annuity contract owners, each Portfolio's Board of Directors intends to monitor events in order to identify any material conflicts between variable life and variable annuity contract owners and to determine what action, if any, should be taken in response thereto. If a Board of Directors were to conclude that separate investment funds should be established for variable life and variable annuity separate accounts, Lincoln Benefit will bear the attendant expenses.

VOTING RIGHTS. As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Subaccounts to which you have allocated your Policy Value. Under current law, however, you are entitled to give us instructions on how to vote those shares on certain matters. We will notify you when your instructions are needed and will provide proxy materials or other information to assist you in understanding the matter at issue. We will determine the number of votes for which you may give voting instructions as of the record date set by the relevant Portfolio for the shareholder meeting at which the vote will occur.

As a general rule, you are the person entitled to give voting instructions. However, if you assign your Policy, the assignee may be entitled to give voting instructions. Retirement plans may have different rules for voting by plan participants.

If you send us written voting instructions, we will follow your instructions in voting the Portfolio shares attributable to your Policy. If you do not send us written instructions, we will vote the shares attributable to your Policy in the same proportions as we vote the shares for which we have received instructions from other Policy owners. We will vote shares that we hold in the same proportions as we vote the shares for which we have received instructions from other Policy owners.


We may, when required by state insurance regulatory authorities, disregard Policy Owner voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of one or more of the Portfolios or to approve or disapprove an investment advisory contract for one or more of the Portfolios.


In addition, we may disregard voting instructions in favor of changes initiated by Policy owners in the investment objectives or the investment adviser of the Portfolios if we reasonably disapprove of the proposed change. We would disapprove a proposed change only if the proposed change is contrary to state law or prohibited by state regulatory authorities or we reasonably conclude that the proposed change would not be consistent with the investment objectives of the Portfolio or would result in the purchase of securities for the Portfolio which vary from the general quality and nature of investments and investment techniques utilized by the Portfolio. If we disregard voting instructions, we will include a summary of that action and our reasons for that action in the next semi-annual financial report to you.


This description reflects our view of currently applicable law. If the law changes or our interpretation of the law changes, we may decide that we are permitted to vote the Portfolio shares without obtaining instructions from our Policy Owners, and we may choose to do so.


ADDITIONS, DELETIONS, AND SUBSTITUTIONS OF SECURITIES. If the shares of any of the Portfolios are no longer available for investment by the Separate Account or if, in the judgment of our Board of Directors, further investment in the shares of a Portfolio is no longer appropriate in view of the purposes of the Policy, we may add or substitute shares of another Portfolio or mutual fund for Portfolio shares already purchased or to be purchased in the future by Premiums under the Policy. We may not make a substitution of securities without the prior approval of the Securities and Exchange Commission. The Commission may impose conditions on its approval.

We also reserve the right to make the following changes in the operation of the Separate Account and the Subaccounts:

(a) to operate the Separate Account in any form permitted by law;

(b) to take any action necessary to comply with applicable law or obtain and continue any exemption from applicable laws;

(c) to transfer assets from one Subaccount to another, or from any Subaccount to our general account;

(d) to add, combine, or remove Subaccounts in the Separate Account; and


(e) to assess a charge for taxes attributable to the operations of the Separate Account or for other taxes, as described in "Deductions and Charges -- Deduction for Separate Account Income Taxes" on page 22 below.



(f) to change the way in which we assess other charges, as long as the total other charges do not exceed the amount currently charged the Separate Account and the Portfolios in connection with the Policies.

If we take any of these actions, we will comply with the then applicable legal requirements.

THE FIXED ACCOUNT. THE PORTION OF THE POLICY RELATING TO THE FIXED ACCOUNT IS NOT REGISTERED UNDER THE SECURITIES ACT OF 1933 AND THE FIXED ACCOUNT IS NOT REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940. ACCORDINGLY, NEITHER THE FIXED ACCOUNT NOR ANY INTERESTS IN THE FIXED ACCOUNT ARE SUBJECT TO THE PROVISIONS OR RESTRICTIONS OF THE 1933 ACT OR THE 1940 ACT, AND THE DISCLOSURE REGARDING THE FIXED ACCOUNT HAS NOT BEEN REVIEWED BY THE STAFF OF THE SEC. THE STATEMENTS ABOUT THE FIXED ACCOUNT IN THIS PROSPECTUS MAY BE SUBJECT TO GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS REGARDING ACCURACY AND COMPLETENESS.

You may allocate part or all of your Premiums to the Fixed Account in states where it is available. The Fixed Account is not available in some states. Amounts allocated to the Fixed Account become part of the general assets of Lincoln Benefit. Allstate Life invests the assets of the general account in accordance with applicable laws governing the investments of insurance company general accounts.

We will credit interest to amounts allocated to the Fixed Account. We guarantee that the interest rate credited to the Fixed Account will be at least 4%. We may credit interest at a higher rate, but we are not obligated to do so. You assume the risk that interest credited to the Fixed Account may be no higher than the minimum guaranteed rate.

Transfers from the Fixed Account are subject to the limitations described on page 10 above. Also, as described on page 21 above, we may delay payment of partial withdrawals or Surrender Value from the Fixed Account for up to 6 months.

                           POLICY BENEFITS AND RIGHTS

DEATH BENEFIT. While your Policy is in force, we will pay the Death Benefit proceeds upon the death of the Insured. We will pay the Death Benefit proceeds to the named Beneficiary(ies) or contingent Beneficiary(ies). As described below in "Settlement Options", on page 20, we will pay the Death Benefit proceeds in a lump sum or under an optional payment plan.

The Death Benefit proceeds payable to the Beneficiary equal the applicable Death Benefit, less any Policy Debt and less any due and unpaid charges. The proceeds may be increased, if you have added a rider that provides an additional benefit. We will determine the amount of the Death Benefit proceeds as of the end of the Valuation Period during which the Insured dies. We will usually pay the Death Benefit proceeds within seven days after we have received due proof of death and all other requirements we deem necessary have been satisfied.

The amount of the Death Benefit will be based on the Death Benefit Option you have selected, any increases or decreases in the Face Amount, and in some instances your Policy Value.

DEATH BENEFIT OPTIONS. You may choose one of two Death Benefit options:

(1) If you select Option 1, the Death Benefit will be the greater of: (a) the Face Amount of the Policy or (b) the Policy Value multiplied by the applicable corridor percentage as described below.

(2) If you select Option 2, the Death Benefit will be the greater of: (a) the Face Amount plus the Policy Value, or (b) the Policy Value multiplied by the applicable corridor percentage as described below.

While your Policy remains in force, we guarantee that the Death Benefit will not be less than the greater of the current Face Amount of the Policy or the Policy Value multiplied by the applicable corridor percentage. We have set forth the applicable corridor percentages in the Policy. They vary according to the age of the Insured. We set the corridor percentages so as to seek to ensure that the Policies will qualify for favorable federal income tax treatment. An increase in Policy Value due to favorable investment experience may therefore increase the Death Benefit above the Face Amount, and a decrease in Policy Value due to unfavorable investment experience may decrease the Death Benefit (but not below the Face Amount).

EXAMPLES:

Face Amount                               $100,000  $100,000
Death Benefit Option                             1         1
Insured's Age                                   45        45
Policy Value on Date of Death             $ 48,000  $ 34,000
Applicable Corridor Percentage                215%      215%
Death Benefit                             $103,200  $100,000

In Example A, the Death Benefit equals $103,200, I.E., the greater of $100,000 (the Face Amount) and $103,200 (the Policy Value at the Date of Death of $48,000, multiplied by the corridor percentage of 215%). This amount, less any Policy Debt and unpaid charges, constitutes the Death Benefit proceeds that we would pay to the Beneficiary.

In Example B, the Death Benefit is $100,000, i.e., the greater of $100,000 (the Face Amount) or $73,100 (the Policy Value of $34,000 multiplied by the corridor percentage of 215%).

Option 1 is designed to provide a specific amount of Death Benefit that does not vary with changes in the Policy Value. Therefore, under Option 1, as your Policy Value increases, the net amount at risk under your Policy will decrease. Under Option 2, on the other hand, the amount of the Death Benefit generally increases to reflect increases in the Policy Value. Therefore, if you select Option 2, your Policy generally will involve a constant net amount at risk. Since the cost of insurance charge on your Policy is based upon the net amount at risk, the cost of insurance charge will generally be less under a Policy with an Option 1 Death Benefit than under a similar Policy with an Option 2 Death Benefit. As a result, if the Subaccounts you select experience favorable investment results, your Policy Value will tend to increase faster under Option 1 than under Option 2, but the total Death Benefit under Option 2 will increase or decrease directly with changes in Policy Value. Thus, you may prefer Option 1 if you are more interested in the possibility of increasing your Policy Value based upon favorable investment experience, while you may prefer Option 2 if you are seeking to increase total Death Benefits.

You may change the Death Benefit option by writing to us at the address given on the first page of this Prospectus. If you ask to change from Option 2 to Option 1, we will increase the Face Amount of your Policy by the amount of the Policy Value. If you ask to change from Option 1 to Option 2, we will decrease the Face Amount of your Policy by the amount of the Policy Value. The change will take effect on the Monthly Deduction Day on or immediately following the date we receive your written request.

We do not currently require you to prove insurability for a change in Death Benefit options. We will not permit you to change the Death Benefit option under your Policy if afterward the Face Amount remaining in force would be less than $50,000.

CHANGE IN FACE AMOUNT. You may change the Face Amount after the first Policy Year. You may request the change by writing to us at the address shown on the first page of this Prospectus. You should be aware that a change in the Face Amount will change the net amount at risk and, therefore, the cost of insurance charges on your Policy. The change will take effect on the Monthly Deduction Day after we approve the request.

If you request a decrease in Face Amount, we will first apply it to coverage provided by the most recent increase in Face Amount, then to the next most recent increase successively and finally to the coverage under the original application. We will not permit a decrease in the Face Amount of your Policy if afterward the Face Amount remaining in force would be less than $50,000.

To apply for an increase in the Face Amount, you must submit to us a supplemental application, accompanied by satisfactory evidence that the Insured is insurable. We will not permit any increase in Face Amount after the Insured's 80th birthday. The minimum amount of a Face Amount increase is $10,000. You may not increase the Face Amount of your Policy more often than once every twelve months.

You should be aware that an increase in the Face Amount of your Policy will affect the cost of insurance charges applicable to your Policy. As noted above, we will deduct a larger amount of cost of insurance charges, because an increase in the Face Amount also will increase the net amount at risk under your Policy. We will not approve a request for a Face Amount increase if the Net Surrender Value is too small to pay the Monthly Deduction for the Policy Month following the increase. As described in "Surrender Charge" on page 23 of this Prospectus, if you increase the Face Amount of your Policy, your maximum surrender charge also will increase. Finally, increases in the Face Amount of your Policy will also increase the Safety Net Premium amount.

OPTIONAL INSURANCE BENEFITS. You may ask to add one or more riders to your Policy to provide additional optional insurance benefits. We will require evidence of insurability before we issue a rider to you. We will deduct the cost of any riders as part of the Monthly Deduction. The riders we currently offer are described below. In our discretion we may offer additional riders or stop offering a rider.

CHILDREN'S LEVEL TERM RIDER: This rider provides for level term insurance on the Insured's children, as defined in the rider. We will provide coverage until the earlier of the child's 25th birthday or the Insured's age 65. We will pay the death benefit to the person designated by you. If the Insured dies while the rider is in effect, we will convert the coverage on each child to paid-up term insurance that will remain in force until the child reaches age 25. The rider may be exchanged for a new Policy on the earlier of each child's 25th birthday, or the Insured's age 65. We will not require evidence of insurability to exchange the rider.

ACCIDENTAL DEATH BENEFIT: Under this rider, we will provide additional insurance if the Insured dies from accidental bodily injury as defined in the rider. This rider ends when one of the following occurs: (1) the Policy terminates; (2) the next Policy Anniversary after the Insured's 70th birthday; or (3) you ask to end the rider.

CONTINUATION OF PREMIUM: Under this rider, we will contribute a monthly amount to the Policy Value if the Insured becomes totally disabled as defined in the rider. This rider ends when one of the following occurs: (1) the Policy terminates; (2) the Insured reaches age 60; or (3) you ask to end the rider.

ADDITIONAL INSURED RIDER: This rider provides life insurance coverage on an additional Insured. We will pay the Face Amount of the rider to the named Beneficiary when we receive due proof that the additional Insured died while the rider was in force. You may renew the coverage until the additional Insured reaches age 99. Until the additional Insured's 75th birthday, you may exchange the rider for a new Policy on the additional Insured's life, subject to certain conditions as defined in the rider. We will not require evidence of insurability to exchange the rider.

PRIMARY INSURED RIDER: This rider provides additional term life insurance coverage on the primary Insured. You may renew this coverage until you reach age
99. Until you reach age 75, you may exchange the rider for a new Policy. In addition, after the fifth Policy Year and until you reach age 75, you may convert the rider to the base Policy. We will not require evidence of insurability to exchange or convert the Policy.

If your Policy was issued in connection with a Qualified Plan, we may not be able to offer you some of the benefits provided by these riders.

POLICY LOANS. While the Policy is in force, you may borrow money from us using the Policy as the only security for your loan. Loans have priority over the claims of any assignee or any other person. The maximum amount available for a loan is 90% of the Surrender Value of your Policy at the end of the Valuation Period in which we receive your loan request. Other restrictions may apply if your Policy was issued in connection with a Qualified Plan. In addition, if you have named an irrevocable Beneficiary, you must also obtain his or her written consent before we make a Policy loan to you.

We will ordinarily disburse your loan to you within seven days after we receive your loan request at our home office. We may, however, postpone payment in the circumstances described in "Postponement of Payments" on page 39. While the Policy remains in force, you may repay the loan in whole or in part without any penalty at any time while the Insured is living.

When we make a Policy loan to you, we will transfer to the Loan Account a portion of the Policy Value equal to the loan amount. We will also transfer in this manner Policy Value equal to any due and unpaid loan interest. We will usually take the transfers from the Subaccounts and the Fixed Account in the percentages that you specified for the allocation of Premiums. However, we will not withdraw amounts from the Fixed Account equaling more than the total loan multiplied by the ratio of the Fixed Account to the Policy Value immediately preceding the loan. The amounts allocated to the Loan Account will be credited with interest at the Loan Credited Rate stated in your Policy.

You may borrow an amount equal to your Policy Value, less all Premiums paid, as a Preferred Loan. The interest rate charged for Preferred Loans is 4.0% per year. We will treat any other loan as a Standard Loan. The interest rate on Standard Loans is 6.0% per year.

Interest on Policy loans accrues daily and is due at the end of each Policy Year. If you do not pay the interest on a Policy loan when due, the unpaid interest will become part of the Policy loan and will accrue interest at the same rate. In addition, we will transfer the difference between the value of the Loan Account and the Policy Debt on a pro-rata basis from the Subaccounts and the Fixed Account to the Loan Account.

If you have a loan with another insurance company, and you are terminating that policy to buy one from us, usually you would repay the old loan during the process of surrendering the old policy. Income taxes on the interest earned may be due. We permit you to carry this old loan over to your new Policy through a Tax Code Section 1035 tax-free exchange, up to certain limits. The use of a
Section 1035 tax-free exchange may avoid any income tax liability that would be due if the old loan was extinguished.

If you transfer a Policy loan from another insurer as part of Section 1035 tax-free exchange, we will treat a loan of up to 20% of your Policy Value as a Preferred Loan. If the amount due is more than 20% of your Policy Value, we will treat the excess as a Standard Loan. The treatment of transferred Policy loans is illustrated in the following example:

Transferred Policy Value                     $  190,000
Transferred Policy Loan                          40,000
                                               --------
Surrender Value                              $  150,000

20% of Policy Value                          $   38,000
Preferred Loan                               $   38,000
Standard Loan                                $    2,000

If the total outstanding loan(s) and loan interest exceeds the surrender value of your Policy, we will notify you and any assignee in writing. To keep the Policy in force, we will require you to pay a Premium sufficient to keep the Policy in force for at least three more months. If you do not pay us sufficient Premium within the 61-day Grace Period, your Policy will lapse and terminate without value. As explained in the section entitled "Lapse and Reinstatement" on page 38, however, you may subsequently reinstate the Policy. Before we will permit you to reinstate the Policy, we will require either repayment or reimbursement of any Policy Debt that was outstanding at the end of the Grace Period. If your Policy lapses while a Policy loan is outstanding, you may owe taxes or suffer other adverse tax consequences. Please consult a tax adviser for details.

All or any part of any Policy loan may be repaid while the Policy is still in effect. If you have a Policy loan outstanding, we will assume that any payment we receive from you is to be applied as Premium to your Policy Value, unless you tell us to treat your payment as a loan repayment. If you designate a payment as a loan repayment or interest payments, your payment will be allocated among the Subaccounts and the Fixed Account using the same percentages used to allocate Net Premiums, and an amount equal to the payment will be deducted from the Loan Account.

A Policy loan, whether or not repaid, will have a permanent effect on the Policy Value because the investment results of each Subaccount and the Fixed Account will apply only to the amount remaining in that account. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Subaccounts and/or Fixed Account earn more than the annual interest rate for amounts held in the Loan Account, your Policy Value will not increase as rapidly as it would if you had not taken a Policy loan. If the Subaccounts and/or Fixed Account earn less than that rate, then your Policy Value will be greater than it would have been if you had not taken a Policy loan. Also, if your do not repay a Policy loan, total outstanding Policy Debt will be subtracted from the Death Benefit and Surrender Value otherwise payable.

AMOUNT PAYABLE ON SURRENDER OF THE POLICY. While your Policy is in force, you may fully surrender your Policy. Upon surrender, we will pay you the Net Surrender Value determined as of the day we receive your written request. Your Policy will terminate on the day we receive your written request, or the date requested by you, whichever is later. We may require that you give us your Policy document before we pay you the surrender proceeds.

The Net Surrender Value equals the Policy Value, minus any applicable surrender charge, minus any Policy Debt. We will determine the Net Surrender Value as of the end of the Valuation Period during which we received your request for surrender. We will pay you the Net Surrender Value of the Policy within seven days of our receiving your complete written request or on the effective surrender date you have requested, whichever is later.

You may receive the surrender proceeds in a lump sum or under any of the settlement options described in "Settlement Options" on page 20.

The tax consequences of surrendering the Policy are discussed in "Federal Tax Considerations," beginning on page 24.

PARTIAL WITHDRAWALS. While the Policy is in force after the first Policy Year, you may receive a portion of the Net Surrender Value by making a partial withdrawal from your Policy. You must request the partial withdrawal in writing. Your request will be effective on the date received. Before we pay any partial withdrawal, you must provide us with a completed withholding form.

The minimum partial withdrawal amount is $500. We will subtract the partial withdrawal service fee of $10 from your withdrawal proceeds. You may not make a partial withdrawal that would reduce the Net Surrender Value to less than $500.

You may specify how much of your partial withdrawal you wish taken from each Subaccount or from the Fixed Account. You may not, however, withdraw from the Fixed Account more than the total withdrawal amount times the ratio of the Fixed Account to your total Policy Value immediately prior to the withdrawal.

If you have selected Death Benefit Option 1, a partial withdrawal will reduce the Face Amount of your Policy as well as the Policy Value. We will reduce the Face Amount by the amount of the partial withdrawal. The Face Amount after a partial withdrawal may not be less than $50,000. If you have previously increased the Face Amount of your Policy, your partial withdrawals will first reduce the Face Amount of the most recent increase, then the most recent increases successively, then the coverage under the original Policy.

Under Option 2, a reduction in Policy Value as a result of a partial withdrawal will typically result in a dollar for dollar reduction in the life insurance proceeds payable under the Policy.

The tax consequences of partial withdrawals are discussed in "Federal Tax Considerations" beginning page 24.

SETTLEMENT OPTIONS. We will pay the surrender proceeds or Death Benefit proceeds under the Policy in a lump sum or under one of the settlement options that we then offer. You may request a settlement option by notifying us in writing at the address given on the first page of this Prospectus. We will transfer to our Fixed Account any amount placed under a settlement option and it will not be affected by the investment performance of the Separate Account.

You may request that the proceeds of the Policy be paid under a settlement option by submitting a request to us in writing before the death of the Insured. If at the time of the Insured's death no settlement option is in effect, the Beneficiary may choose a settlement option not more than 12 months after the Death Benefit is payable and before it is paid. If you change the Beneficiary, the existing choice of settlement option will become invalid and you may either notify us that you wish to continue the pre-existing choice of settlement option or select a new one.

The amount applied to a settlement option must include at least $5,000 of Policy Value and result in installment payments of not less than $50. We will not permit surrenders or partial withdrawals after payments under a settlement option commence.

We currently offer the five settlement options described below:

OPTION a - INTEREST. We will hold the proceeds, credit interest to them, and pay out the funds when the person entitled to them requests.

OPTION b - FIXED PAYMENTS. We will pay a selected monthly income until the proceeds, and any interest credits, are exhausted.

OPTION c - LIFE INCOME - GUARANTEED PERIOD CERTAIN. We will pay the proceeds in a monthly income for as long as the payee lives. You may also select a guarantee period of between five and twenty years. If a guarantee period is selected, we will make monthly payments at least until the payee dies. If the payee dies before the end of the guarantee period, we will continue payments to a successor payee until the end of the guarantee period. If no guarantee period is selected or if the payee dies after the end of the guarantee period, we will stop payments when the payee dies. It is possible for the payee to receive only one payment under this option, if the payee dies before the second payment is due and you did not choose a guarantee period.

OPTION d - JOINT AND SURVIVOR. We will pay the proceeds in a monthly income to two payees for as long as either payee is alive. Payments will stop when both payees have died. It is possible for the payees to receive only one payment, if both payees die before the second payment is due.

OPTION e - PERIOD CERTAIN. We will pay the proceeds in monthly installments for a specified number of years, from five to twenty-five years. If the payee dies before the end of the specified period, we will pay the remaining guaranteed payments to a successor payee.

In addition, we may agree to other settlement option plans. Write or call us to obtain information about them.

When the proceeds are payable, we will inform you concerning the rate of interest we will credit to funds left with us. We guarantee that the rate of interest will be at least 3.5%. We may pay interest in excess of the guaranteed rate.

MATURITY. The Policies have no maturity date. Your Policy will continue as long as Net Surrender Value is sufficient to cover Monthly Deductions.

LAPSE AND REINSTATEMENT. If the Net Surrender Value is less than the Monthly Deduction due on a Monthly Deduction Day and the Safety Net Premium feature is not in effect, your Policy may lapse. You will be given a 61-day Grace Period in which to pay enough additional Premium to keep the Policy in force after the end of the Grace Period.

At least 30 days before the end of the Grace Period, we will send you a notice telling you that you must pay the amount shown in the notice by the end of the Grace Period to prevent your Policy from terminating. The amount shown in the notice will be sufficient to cover the Monthly Deduction(s) due and unpaid. You may pay additional Premium if you wish.

The Policy will continue in effect through the Grace Period. If the Insured dies during the Grace Period, we will pay a Death Benefit in accordance with your instructions. However, we will reduce the proceeds by an amount equal to Monthly Deduction(s) due and unpaid. See "Death Benefit," on page 16. If you do not pay us the amount shown in the notice before the end of the Grace Period, your Policy will end at the end of the Grace Period.

If the Policy lapses, you may apply for reinstatement of the Policy by paying us the reinstatement Premium and any applicable charges required under the Policy. You must request reinstatement within five years of the date the Policy entered a Grace Period. The reinstatement Premium is equal to an amount sufficient to
(1) cover all unpaid Monthly Deductions for the Grace Period, and (2) keep your Policy in force for three months. If a Policy loan was outstanding at the time of lapse, you must either repay or reinstate the loan before we will reinstate your Policy. In addition, we may require you to provide evidence of insurability satisfactory to us. The Face Amount upon reinstatement cannot exceed the Face Amount of your Policy at its lapse. The Policy Value on the reinstatement date will reflect the Policy Value at the time of termination of the Policy plus the Premium paid at the time of reinstatement. All Policy charges will continue to be based on your original Issue Date.

CANCELLATION AND EXCHANGE RIGHTS. You may cancel your Policy by returning it to us within ten days after you receive it, or after whatever longer period may be permitted by state law. If you return your Policy, the Policy terminates and, in most states, we will pay you an amount equal to your Policy Value on the date we receive the Policy from you, plus any charges previously deducted. Your Policy Value usually will reflect the investment experience of the Subaccounts and the Fixed Account as you have allocated your Net Premium. In some states, we are required to send you the amount of your Premiums. In those states, we may hold all Premiums received from you in the Money Market Subaccount until the end of the cancellation period. Since state laws differ as to the consequences of returning a Policy, you should refer to your Policy for specific information about your circumstances.

In addition, during the first two Policy Years or the first two years after an increase in the Face Amount, if the Policy is in force you may amend the Policy to convert it into a non-variable universal life insurance policy. We will accomplish this by transferring all of your Policy Value to the Fixed Account and ending your right under the Policy to allocate Policy Value to the Subaccounts. We will not require evidence of insurability. We will not charge you to perform this amendment.

The net amount at risk (I.E., the difference between the Death Benefit and the Policy Value) under the amended policy will be equal to or less than the net amount at risk under the previous coverage. Premiums and charges under the amended policy will be based on the same risk classification as the previous coverage.

POSTPONEMENT OF PAYMENTS. We may defer for up to fifteen days the payment of any amount attributable to a Premium paid by check to allow the check a reasonable time to clear. We may postpone paying any amount for a total surrender or a partial withdrawal, the disbursement of a Policy loan, or the payment of the Death Benefit Proceeds, in the following circumstances:

(1) whenever the New York Stock Exchange ("NYSE") is closed (other than customary weekend and holiday closings);

(2) when trading on the NYSE is restricted or an emergency exists, as determined by the SEC, so that disposal of the Separate Account's investments or determination of the value of its net assets is not reasonable practicable; or

(3) at any other time permitted by the SEC for your protection.

In addition, we may delay payment of the Surrender Value in the Fixed Account for up to six months or a shorter period if required by law. If we defer payment for more than 30 days we will add interest at our current rate from the time you asked for the Surrender Value.

                             DEDUCTIONS AND CHARGES

PREMIUM TAX CHARGE AND PREMIUM EXPENSE CHARGE. Before we allocate a Premium to the Policy Value, we will subtract the premium tax charge and the premium expense charge.

The premium tax charge will equal 2.5% of your Premiums. This charge is intended to help us pay state premium taxes and other related state and local taxes. State premium tax rates currently range up to 4.0%. Accordingly, the 2.5% deducted from your Premium may be more or less than the taxes assessed in your state. We will subtract this charge from amounts transferred from other policies issued by other insurers or by us, if state law imposes a premium tax on transferred amounts.

MONTHLY DEDUCTION. On each Monthly Deduction Day, we will deduct from your Policy Value a Monthly Deduction to cover certain charges and expenses in connection with the Policy. The Monthly Deduction is intended to compensate us for expenses incurred in connection with the issuance of a Policy, the cost of life insurance, the cost of any optional insurance benefits and certain administrative expenses. The administrative expenses include salaries, postage, telephone, office equipment and periodic reports.

The Monthly Deduction is the sum of the following four items: (1) the policy fee; (2) the mortality and expense risk charge; (3) the cost of insurance charge for your Policy; and (4) the cost of any benefit rider.

We will allocate the mortality and expense risk charge pro rata among the Subaccounts in proportion to the amount of your Policy Value in each Subaccount. We will allocate the remainder of the Monthly Deduction pro rata among the Subaccounts and the Fixed Account.

POLICY FEE: The monthly policy fee will be $7.50 per month. This charge compensates us for administrative expenses such as salaries, postage, telephone, office equipment and periodic reports.

MORTALITY AND EXPENSE RISK CHARGE: For the first fourteen Policy Years, the monthly mortality and expense risk charge will be calculated at an annual rate equivalent to 0.72% of the net Policy Value allocated to the Subaccounts. Thereafter, we intend to charge an annual rate of 0.36%, and we guarantee that we will not charge more than 0.48%. The mortality and expense risk charge is not assessed against your Policy Value in the Fixed Account. This charge compensates us for the mortality and expense risks that we assume in relation to the Policies. The mortality risk assumed includes the risk that the cost of insurance charges specified in the Policy will be insufficient to meet claims. We also assume a risk that, on the Monthly Deduction Day preceding the death of an Insured, the Death Benefit will exceed the amount on which the cost of insurance charges were based. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the administrative charges set in the Policy.

COST OF INSURANCE CHARGE: The cost of insurance is determined monthly. The cost of insurance charge is determined by multiplying the applicable current cost of insurance rate per $1,000 by the net amount risk for each Policy Month. The net amount at risk is (a) - (b), where: (a) is the Death Benefit as of the prior Monthly Deduction Day divided by 1.0032737; and (b) is the Policy Value as of the prior Monthly Deduction Day.

EXAMPLE:

Face Amount                                         $ 100,000
Death Benefit Option                                        1
Policy Value on the Prior Monthly Deduction Day     $  30,000
Insured's Attained Age                                     45
Corridor Percentage                                      215%
Death Benefit                                       $ 100,000

On the Monthly Deduction Day in this example, the Death Benefit as then computed would be $100,000, because the Face Amount ($100,000) is greater than the Policy Value multiplied by the applicable corridor percentage ($30,000 x 215% = $64,500). Since the Policy Value on that date is $30,000, the cost of insurance charges per $1000 are applied to the difference in the net amount at risk of $69,674 (($100,000/1.00327374) - $30,000).

Assume that the Policy Value in the above example was $50,000. The Death Benefit would then be $107,500 (215% x $50,000), since this is greater than the Face Amount ($100,000). The cost of insurance rates in this case would be applied to the net amount at risk of $57,149 (($107,500/1.00327374) - $50,000).

Because the Policy Value and, as a result, the amount for which we are at risk under your Policy may vary monthly, your cost of insurance charge probably will be different each month.

We determine the cost of insurance charge separately for the initial Face Amount and each subsequent increase. The cost of insurance charge covers our anticipated mortality costs for standard and substandard risks. We determine the current cost of insurance rates, but we guarantee that we will never charge you a cost of insurance rate higher than the guaranteed cost of insurance rates shown in the Policy. We base the cost of insurance rate on the sex, issue age, Policy Year, and premium rating class of the Insured. However, we issue unisex policies in Montana and in connection with Qualified Plans. Although we will base the current cost of insurance rate on our expectations as to future mortality experience, that rate will never exceed a maximum cost of insurance rate based on the 1980 Commissioners Standard Ordinary ("1980 CSO") Smoker and Non-Smoker Mortality Table based on the Insured's sex and age last birthday. Our cost of insurance rates for unisex Policies will never exceed a maximum based on the 1980 CSO Table B assuming a blend of 80% male and 20% female lives.

If we ever charge you a cost of insurance rate during the first five Policy Years that is greater than the rate provided by the rate scale in effect on the Issue Date we will notify you. For 60 days after we mail that notice, you may surrender your Policy without paying any surrender charge.

DEDUCTION FOR SEPARATE ACCOUNT INCOME TAXES. We are not currently maintaining a provision for taxes. In the future, however, we may establish a provision for taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the Separate Account. We will deduct for any taxes we incur as a result of the operation of the Separate Account, whether or not we previously made a provision for taxes and whether or not it was sufficient. Our status under the Tax Code is briefly described on page 25 below.

PORTFOLIO EXPENSES. You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Subaccounts to which you allocate your Policy Value. The table below contains a summary of current estimates of those charges and expenses. For more detailed information about those charges and expenses, please refer to the Prospectuses for the appropriate Portfolios. We may receive compensation from the investment advisers or administrators of the Portfolios in connection with administrative service and cost savings experienced by the investment advisers or administrators.


                               PORTFOLIO EXPENSES
                 (AS A PERCENTAGE OF PORTFOLIO AVERAGE ASSETS)



                                                                           TOTAL FUND
                                                            MANAGEMENT       OTHER          ANNUAL
PORTFOLIO                                                      FEES         EXPENSES       EXPENSES
Janus Flexible Income Portfolio                               0.65%          0.10%          0.75%
Janus Balanced Portfolio(1) (after fee waivers or
 reductions)                                                  0.76%          0.07%          0.83%
Janus Aggressive Growth Portfolio(1) (after fee waivers
 or reductions)                                               0.73%          0.03%          0.76%
Janus Worldwide Growth Portfolio(1) (after fee waivers
 or reductions)                                               0.66%          0.08%          0.74%
Janus Growth Portfolio(1) (after fee waivers or
 reductions)                                                  0.65%          0.05%          0.70%
Federated Utility Fund II(2) (after fee waiver)               0.48%          0.37%          0.85%
Federated Fund for U.S. Government Securities II(2)
 (after fee waiver and expense reimbursement)                 0.15%          0.65%          0.80%
Federated High Income Bond Fund II(2) (after fee
 waiver)                                                      0.51%          0.29%          0.80%
Fidelity VIP Money Market Portfolio                           0.21%          0.10%          0.31%
Fidelity VIP Equity-Income Portfolio(3)                       0.50%          0.08%          0.58%
Fidelity VIP Growth Portfolio(3)                              0.60%          0.09%          0.69%
Fidelity VIP Overseas Portfolio(3)                            0.75%          0.17%          0.92%
Fidelity VIP II Asset Manager Portfolio(3)                    0.55%          0.10%          0.65%
Fidelity VIP II Contrafund Portfolio(3)                       0.60%          0.11%          0.71%
Fidelity VIP II Index 500 Portfolio                           0.24%          0.04%          0.28%
The Alger Income and Growth Portfolio                         0.625%         0.115%         0.740%
The Alger Small Capitalization Portfolio                      0.85%          0.04%          0.89%
The Alger Growth Portfolio                                    0.75%          0.04%          0.79%
The Alger MidCap Growth Portfolio                             0.80%          0.04%          0.84%
The Alger Leveraged AllCap Portfolio(4)                       0.85%          0.15%          1.00%
Scudder Bond Portfolio                                        0.48%          0.14%          0.62%
Scudder Balanced Portfolio                                    0.48%          0.09%          0.57%
Scudder Growth and Income Portfolio                           0.48%          0.10%          0.58%
Scudder Global Discovery Portfolio                            0.67%          0.83%          1.50%
Scudder International Portfolio                               0.83%          0.17%          1.00%
Strong Discovery Fund II                                      1.00%          0.18%          1.18%
Strong Opportunity Fund II                                    1.00%          0.15%          1.15%
Strong Growth Fund II                                         1.00%          0.20%          1.20%
T. Rowe Price International Stock Portfolio                   1.05%          0.00%          1.05%
T. Rowe Price New America Growth Portfolio                    0.85%          0.00%          0.85%
T. Rowe Price Mid-Cap Growth Portfolio                        0.85%          0.00%          0.85%
T. Rowe Price Equity Income Portfolio                         0.85%          0.00%          0.85%
MFS Growth with Income Series(5), (6) (after expense
 reimbursement)                                               0.75%          0.25%          1.00%
MFS Research Series(5)                                        0.75%          0.17%          0.92%
MFS Emerging Growth Series                                    0.75%          0.15%          0.90%
MFS Total Return Series(5), (6) (after expense
 reimbursement)                                               0.75%          0.25%          1.00%
MFS New Discovery Series(5), (6) (after expense
 reimbursement)                                               0.90%          0.25%          1.15%


------------------------

(1) Other expenses are based on the gross expenses of the Portfolios before expense offset arrangements for the fiscal year ended December 31, 1997. The information for Growth, Aggressive Growth, Worldwide Growth, and Balanced Portfolios is net of fee reductions from Janus Capital. Without such reductions, the Management Fee, Other Expenses and Total Operating Expenses for the Portfolios would have been 0.74%, 0.04% and 0.78% for Growth Portfolio; 0.74%, 0.04%, and 0.78% for Aggressive Growth Portfolio; 0.72%, 0.09%, and 0.81% for Worldwide Growth Portfolio, and 0.77%, 0.06%, and 0.83% for Balanced Portfolio, respectively. Janus Capital may modify or terminate the fee reductions at any time upon at least 90 days' notice to the Trustees.



(2) The expense figures shown reflect the voluntary waiver of all or a portion of the Management Fee. The maximum Management Fees for the indicated Portfolios and the Total Portfolio Expenses absent the voluntary waiver are as follows: 0.75% and 1.12%, respectively, for the Utility Fund II; 0.06% and 1.25%, respectively, for the U.S. Government Securities II; and 0.60% and 0.89%, respectively, for the High Income Bond Fund II. The expense figures for U.S. Government Securities II are also net of expense reimbursements from the investment adviser.



(3) A portion of the brokerage commissions the Portfolio paid was used to reduce its expenses. Including this reduction, total operating expenses would have been for Equity Income -- 0.57%, for Growth -- 0.67%, for Overseas -- 0.90%, for Asset Manager -- 0.64%, and for Contrafund -- 0.68%.



(4) Included in the Other Expenses of this Portfolio is 0.04% of interest expense.



(5) Each Portfolio has an expense offset arrangement which reduces the Portfolio's custodian fee based upon the amount of cash maintained by the Portfolio with its custodian and dividend disbursing agent, and may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the Portfolio's expenses). Any such fee reductions are not reflected under "Other Expenses."



(6) The Adviser has agreed to bear expenses for these Portfolio. Subject to reimbursement by these Portfolios, such that each such Portfolio's "Other Expenses" shall not exceed 0.25% of the average daily net assets of the Portfolio during the current fiscal year. Otherwise, "Other Expenses" and "Total Operating Expenses" for each such Portfolio would be:



                                                                          "OTHER EXPENSES"    "TOTAL OPERATING EXPENSES"
                                                                           WITHOUT EXPENSE          WITHOUT EXPENSE
PORTFOLIO                                                                    LIMITATION               LIMITATION
-----------------------------------------------------------------------  -------------------  ---------------------------
Growth With Income.....................................................            0.35%                    1.10%
Total Return...........................................................            0.27%                    1.02%
New Discovery (estimate)...............................................            0.47%                    1.37%



SURRENDER CHARGE. If you surrender your Policy, we may subtract a surrender charge from the surrender proceeds. The surrender charge equals the amount shown in the surrender charge table in your Policy, plus any additional surrender charge due to increases in the Face Amount of your Policy. The amount of the surrender charge decreases over time.



INITIAL SURRENDER CHARGE. When we issue your Policy, we determine the initial surrender charge. To determine the initial surrender charge, we multiply the Initial Face Amount of your Policy by a rate per thousand dollars of Face Amount. The applicable rate depends on the Insured's age at issue, sex, and status as a smoker or non-smoker. For example, if the Insured is age 45 when your Policy is issued, the applicable rates per thousand are as follows:



Male Non-Smoker                                   $27.51
Male Smoker                                       $32.85
Female Non-Smoker                                 $22.80
Female Smoker                                     $25.55
Unisex Non-Smoker                                 $26.56
Unisex Smoker                                     $31.40



Accordingly, if the Insured were a male non-smoker age 45 and the Policy's Face Amount was $100,000, the surrender charge initially would be $2,751.



The rates for each category are greater or lesser according to the age of the Insured when your Policy is issued. The maximum rates are as follows:



Male Non-Smoker                                   $53.98
Male Smoker                                       $54.11
Female Non-Smoker                                 $53.74
Female Smoker                                     $54.01
Unisex Non-Smoker                                 $53.72
Unisex Smoker                                     $54.01



If you surrender your Policy after fourteen Policy Years have elapsed, we will not charge a surrender charge (unless you have increased the Face Amount of your Policy, as explained below). Before that time, we determine the applicable surrender charge by multiplying the initial surrender charge on your Policy by the appropriate surrender charge percentage for the Policy Year in which the surrender occurs. The applicable surrender charge percentage depends on the Insured's sex, age when your Policy was issued, and the number of years elapsed since your Policy was issued. For example, the following surrender charge percentage rates would apply if the Insured were 45 years old when your Policy was issued:



                MALE -  FEMALE -  UNISEX -
 POLICY YEAR    AGE 45   AGE 45    AGE 45
      1          100%     100%      100%
      2          100%     100%      100%
      3          100%     100%      100%
      4          100%     100%      100%
      5          100%     100%      100%
      6          91%      91%       91%
      7          82%      82%       82%
      8          73%      73%       73%
      9          64%      64%       64%
      10         55%      55%       55%
      11         46%      46%       46%
      12         37%      37%       37%
      13         28%      28%       28%
      14         18%      18%       18%
      15          0%       0%        0%



Thus, in the example given above, if the Policy were surrendered during the 10th Policy Year, the surrender charge would equal $1,513.05 ($2,751 X 55%). A different surrender charge percentage rate might apply if the Insured is older than 45 when the Policy is issued.



SURRENDER CHARGE ON INCREASES IN INITIAL FACE AMOUNT. If you increase the Initial Face Amount of your Policy, we will determine an additional surrender charge amount applicable to the amount of the increase. We determine the initial amount of the additional surrender charge using the same formula and rates used in determining the initial surrender charge, except that we use the Insured's age and smoking status at the time of the increase, rather than at the time your Policy was issued.



The surrender charge on the increase also decreases over a fourteen Policy Year period, starting from the effective date of the increase. The schedule of surrender charge percentages applicable to the additional surrender charge is based on the Insured's age at the time of the increase. If you surrender your Policy or make a partial withdrawal, we separately calculate the surrender charge applicable to the Initial Face amount and each increase and add those amounts to determine the total surrender charge.



If you decrease the Face Amount, the applicable surrender charge remains the same.



[We will include in your Policy a table showing the surrender charge rates and the surrender charge percentages applicable under the Policies.] For additional information concerning the rates applicable to you, please consult your agent. In addition, a table of the applicable rates is on file with the SEC as an exhibit to the registration statement for this product.



The premium expense charge and the surrender charge are imposed to cover our actual sales expenses, which include agents' sales commissions and other sales and distribution expenses. We expect to recover total sales expenses of the Policies over the life of the Policies. However, the premium expense charge and surrender charge paid with respect to a particular Policy may be higher or lower than the distribution expenses we incurred in connection with that Policy. To the extent distribution costs are not recovered by these charges, we may make up any shortfall from the assets of our general account, which includes funds derived from the mortality and expense charge on the Separate Account assets.



We will not subtract any portion of the then applicable surrender charge from a partial withdrawal. We will, however, subtract a partial withdrawal service fee of $10 from the amount withdrawn, to cover our expenses relating to the partial withdrawal.



We will not assess a surrender charge on surrenders under Policies issued to employees of Lincoln Benefit or its affiliates or issued to spouses or minor children of those employees.


TRANSFER FEE. We currently are not charging a transfer fee. The Policy, however, permits us to charge a transfer fee of $10 on the second and each subsequent transaction in each calendar month in which transfer(s) are effected between Subaccount(s) and/or the Fixed Account. We will notify you if we begin to charge this fee.

The transfer fee will be deducted from the Policy Value that remains in the Subaccount(s) or Fixed Account from which the transfer was made. If that amount is insufficient to pay the transfer fee, we will deduct the fee from the transferred amount.

                           GENERAL POLICY PROVISIONS

STATEMENTS TO POLICY OWNERS. We will maintain all records relating to the Separate Account and the Subaccounts. Each year we will send you a report showing information concerning your Policy transactions in the past year and the current status of your Policy. The report will include information such as the Policy Value as of the end of the current and the prior year, the current Death Benefit, Surrender Value, Policy Debt, partial withdrawals, earnings, Premiums paid, and deductions made since the last annual report. We will also include any information required by state law or regulation. If you ask us, we will send you an additional report at any time. We may charge you up to $25 for this extra report. We will tell you the current charge before we send you the report.

In addition, we will send you the reports required by the 1940 Act. We will mail you confirmation notices or other appropriate notices of Policy transactions quarterly or more frequently if required by law. You should therefore give us prompt written notice of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly with any questions.

LIMIT ON RIGHT TO CONTEST. We may not contest the insurance coverage under the Policy after the Policy has been in force for two years while the Insured is alive. If the Policy has lapsed and been reinstated, we may not contest the reinstatement after two years from the date of the reinstatement while the Insured is alive. We may not contest any increase in the Face Amount of the Policy after the increase has been in effect for two years while the Insured is alive.

SUICIDE. If the Insured commits suicide while sane or kills him- or herself while insane within two years of the Issue Date or within two years of any increase in the Face Amount, we are not required to pay the full Death Benefit that would otherwise be payable. Instead, if within two years of the Issue Date the Insured commits suicide while sane or kills him- or herself while insane, we will not pay the Death Benefit and instead will pay you an amount equal to the Policy Value less any Policy Debt and the Policy will stop. If within two years of the effective date of any increase in the Face Amount the Insured commits suicide while sane or kills him- or herself while insane, we will pay the Beneficiary a Death Benefit based on the Face Amount prior to the increase and we will pay you an amount equal to the total cost of insurance charges for the increase.

MISSTATEMENT AS TO AGE AND SEX. If the age or sex of the Insured is incorrectly stated in the application, we will adjust the Death Benefit appropriately as specified in the Policy.

BENEFICIARY. You name the original Beneficiary(ies) and Contingent Beneficiary(ies) in the application for the Policy. You may change the Beneficiary or Contingent Beneficiary at any time, except irrevocable Beneficiaries and Contingent Beneficiaries may not be changed without their consent.

You must request a change of Beneficiary in writing. We will provide a form to be signed and filed with us. Your request for a change in Beneficiary or Contingent Beneficiary will take effect when we receive it, effective as of the date you signed the form. Until we receive your change instructions, we are entitled to rely on your most recent instructions in our files. Accordingly, we are not liable for making a payment to the person shown in our files as the Beneficiary or treating that person in any other respect as the Beneficiary, even if instructions that we subsequently receive from you seek to change your Beneficiaries effective as of a date before we made the payment or took the action in question.

If you name more than one Beneficiary, we will divide the Death Benefit among your Beneficiaries according to your most recent written instructions. If you have not given us written instructions, we will pay the Death Benefit in equal shares to the Beneficiaries. If one of the Beneficiaries dies before you, we will divide the Death Benefit among the surviving Beneficiaries.

Different rules may apply if your Policy was issued in connection with a Qualified Plan.

The premium expense charge will be 3.5% of each Premium for the first ten Policy Years and 1.5% of each Premium thereafter. 2.0% of the 3.5% charge during the first ten Policy Years is intended to help compensate us for our actual sales expenses, which include agents' sales commissions and other sales and distribution expenses. The remainder of this charge is intended to help compensate us for certain Federal taxes and other expenses related to the receipt of Premiums.

ASSIGNMENT. You may assign your Policy as collateral security, unless it was issued in connection with a Qualified Plan. You must notify us in writing if you assign the Policy. Until we receive notice from you, we are not liable for any action we may take or payments we may make that may be contrary to the terms of your assignment. We are not responsible for the validity of an assignment. Your rights and the rights of the Beneficiary may be affected by an assignment.

DIVIDENDS. We will not pay any dividend under the Policies.

                           FEDERAL TAX CONSIDERATIONS

NOTE: We based the following discussion upon our understanding of current federal income tax law applicable to life insurance policies in general. We cannot predict the probability that any changes in those laws will be made. Also, we do not guarantee the tax status of the Policies. You bear the complete risk that the Policies may not be treated as "life insurance policies" under federal income tax laws. You should seek tax advice concerning the effect on your personal tax liability of the transactions permitted under the Policies, as well as any other questions you may have concerning the tax status of the Policy or the possibility of changes in the tax law.

TAXATION OF LINCOLN BENEFIT AND THE SEPARATE ACCOUNT. We are taxed as a life insurance company under Part I of Subchapter L of the Tax Code. The operations of the Separate Account are taxed as part of the operations of Lincoln Benefit. Investment income and realized capital gains are automatically applied to increase reserves under the Policies. Under existing federal income tax law, we believe that the Separate Account investment income and realized net capital gains will not be taxed to the extent that they are applied to increase the reserves under the Policies.

Accordingly, we do not anticipate that Lincoln Benefit will incur any federal income tax liability attributable to the Separate Account. Therefore, we are not making any charge or provision for federal income taxes. However, if the tax treatment of the Separate Account is changed, we may charge the Separate Account for its share of the resulting federal income tax.

In several states we may incur state and local taxes on the operations of the Separate Account. We currently are not making any charge or provision for them against the Separate Account. We do, however, use part of the premium tax charge to offset these taxes. If these taxes should be increased, we may make a charge or provision for them against the Subaccounts. If we do so, the performance of the Subaccounts will be reduced.

TAXATION OF POLICY BENEFITS. The Policy is structured to satisfy the definition of a life insurance contract under the Tax Code. As a result, the Death Benefit ordinarily will be fully excluded from the gross income of the Beneficiary. The Death Benefit will be included in your gross estate for Federal estate tax purposes if the proceeds are payable to your estate. The Death Benefit will also be included in your estate, if the Beneficiary is not your estate but you retained incidents of ownership in the Policy. Examples of incidents of ownership include the right to change Beneficiaries, to assign the Policy or revoke an assignment, and to pledge the Policy or obtain a Policy loan. If you own and are the Insured under a Policy and if you transfer all incidents of ownership in the Policy more than three years before your death, the Death Benefit will not be included in your gross estate. State and local estate and inheritance tax consequences may also apply.

Under the Tax Code, if you borrow a Policy loan, the loan usually is not treated as income to you. Similarly, if you take a partial withdrawal of Policy Value, the withdrawal usually is treated as income to you only to the extent the amount withdrawn exceeds the Premiums paid. However, as discussed immediately below, if your Policy is deemed to be a "modified endowment contract", you may receive less favorable tax treatment of pre-death distributions and Policy loans.

Finally, in the absence of final regulations or other pertinent interpretations of the Tax Code, some uncertainty exists as to whether a substandard risk Policy will meet the statutory definition of a life insurance contract. If a Policy were deemed not to be a life insurance contract for tax purposes, it would not provide most of the tax advantages usually provided by a life insurance contract. We reserve the right to amend the Policies to comply with any future changes in the Tax Code any regulations or rulings under the Tax Code and any other requirements imposed by the Internal Revenue Service.

In addition, you may use the Policy in various arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax treatment of the proposed arrangement.

MODIFIED ENDOWMENT CONTRACTS. A tax law amendment in 1988 changed the federal income tax treatment of pre-death withdrawals from a class of life insurance contracts referred to as modified endowment contracts. Unlike other life insurance contracts, amounts received before death from a modified endowment contract, including partial withdrawals and Policy loans, are treated first as income (to the extent of gain) and then as return of Premium. If your Policy were deemed to be a modified endowment contract, all modified endowment contracts issued by Lincoln or its affiliates to you during any calendar year would be treated as one contract in determining the amount to be treated as income. Finally, an additional 10% income tax is generally imposed on the taxable portion of amounts received before age 59 1/2.

In general, a modified endowment contract is a life insurance contract entered into or materially changed after June 20, 1988 that fails to meet a "7-pay test". Under the 7-pay test, if the amount of Premiums paid under the life insurance contract at any time during the first seven Policy Years exceeds the sum of the net level premiums which would have been paid if the contract provided for paid-up future benefits after the payment of seven level annual payments, the contract is a modified endowment contract. A Policy may have to be reviewed under the 7-pay test even after the first seven Policy Years in the case of certain events such as a material modification of the Policy as discussed below. If there is a reduction in the benefits under the contract during any 7-pay testing period, the 7-pay test is applied using the reduced benefits level.

Any distribution made within two years before a Policy fails the 7-pay test is treated as made in anticipation of such failure. Whether or not a particular Policy meets these definitional requirements is dependent on the date the contract was entered into, premiums paid and the periodic Premiums to be paid, the level of Death Benefits, any changes in the level of Death Benefits, the extent of any prior cash withdrawals, and other factors. A life insurance policy which is issued in exchange for a modified endowment contract will also be treated as a modified endowment contract. If action is required to be taken in order to prevent your Policy from being deemed to be a modified endowment contract, we will advise you.

You should consult with counsel and other tax advisers to determine how these rules apply to your individual situation and before paying unscheduled Premiums, increasing or decreasing the specified Face Amount, adding or removing a rider, or making any other significant change to your Policy. Our annual statement to you will indicate whether your Policy may be deemed a modified endowment contract.

DIVERSIFICATION REQUIREMENTS. Section 817(h) of the Tax Code requires that the underlying assets of variable life insurance contracts be diversified. The Tax Code provides that a variable life insurance contract will not be treated as a life insurance contract for federal income tax purposes for any period and any subsequent period for which the investments are not adequately diversified. If the Policy were disqualified for this reason, you would lose the tax deferral advantages of the Policy and would be subject to current federal income taxes on all earnings allocable to the Policy.

The Tax Code provides that variable life insurance contracts such as the Policy meet the diversification requirements if, as of the close of each quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies. For purposes of determining whether or not the diversification standards of Section 817(h) of the Tax Code have been met, each United States government agency or instrumentality is treated as a separate issuer.

The United States Treasury Department (the "Treasury Department") also has issued regulations that establish diversification requirements for the investment accounts underlying variable contracts such as the Policies. These regulations amplify the diversification requirements set forth in the Tax Code and provide an alternative to the provision described above. Under these regulations, an investment account will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the account is represented by any one investment; (2) no more than 70% of the value of the total assets of the account is represented by any two investments; (3) no more than 80% of the value of the total assets of the account is represented by any three investments; and (4) no more than 90% of the value of the total assets of the account is represented by any four investments.

These diversification standards are applied to each Subaccount of the Separate Account by applying them to the investments of the Portfolio underlying the Subaccount. One of our criteria in selecting the Portfolios is that their investment managers intend to manage them in compliance with these diversification requirements.

OWNER CONTROL. In certain circumstances, variable life insurance contract owners will be considered the owners, for tax purposes, of separate account assets underlying their contracts. In those circumstances, the contract owners could be subject to taxation on the income and gains from the separate account assets.

In published rulings, the Internal Revenue Service has stated that a variable insurance contract owner will be considered the owner of separate account assets, if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. When the diversification regulations were issued, the Treasury Department announced that in the future it would provide guidance on the extent to which variable contract owners could direct their investments among Subaccounts without being treated as owners of the underlying assets of the Separate Account. As of the date of this Prospectus, no such guidance has been issued.

The ownership rights under the Policy are similar in many respects to those described in IRS rulings in which the contract owners were not deemed to own the separate account assets. In some respects, however, they differ. For example, under the Policy you have many more investment options to choose from than were available under the contracts involved in the published rulings, and you may be able to transfer Policy Value among the investment options more frequently than in the published rulings. Because of these differences, it is possible that you could be treated as the owner, for tax purposes, of the Portfolio shares underlying your Policy and therefore subject to taxation on the income and gains on those shares. Moreover, it is possible that the Treasury's position, when announced, may adversely affect the tax treatment of existing Policies. We therefore reserve the right to modify the Policy as necessary to attempt to prevent you from being considered the owner for tax purposes of the underlying assets.

POLICY LOAN INTEREST. Interest paid on loans against a Policy is generally not deductible.

QUALIFIED PLANS. The Policy may be suitable for purchase by Qualified Plans, which are pension and profit-sharing plans established by corporations, partnerships, sole proprietors and other eligible organizations which are qualified for favorable tax treatment under Section 401(a) and 403(b) of the Tax Code. The primary purpose of a Qualified Plan is to provide retirement benefits for the participants and any pre-retirement benefit, such as life insurance protection, must be incidental to this primary purpose or the plan risks disqualification. Unisex cost of insurance rates apply to Policies issued in connection with Qualified Plans. The tax treatment of "qualified" life insurance policies differs from traditional life insurance; tax advice on these matters should be sought from competent tax counsel.

The rules regarding the use of life insurance in connection with Qualified Plans are complex. Special limitations may apply if you purchase a Policy as "qualified" life insurance. These limitations may restrict, among other things, your ability to transfer your Policy and assign your Policy or Policy benefits. In addition, these tax rules govern certain incidental life insurance provisions such as premium limitations, joint and survivor annuity provisions, spousal rights, required minimum distributions, eligibility for plan distributions, and supplemental benefit restrictions.

TAX ADVICE. This summary is not a complete discussion of the tax treatment of the Policy. You should seek tax advice from an attorney who specializes in tax issues.

                             DESCRIPTION OF LINCOLN
                          BENEFIT LIFE COMPANY AND THE
                                SEPARATE ACCOUNT

LINCOLN BENEFIT LIFE COMPANY. Lincoln Benefit Life Company is a stock life insurance company organized under the laws of the state of Nebraska in 1938. Our legal domicile and principal business address is 206 South 13th Street, Lincoln, Nebraska. Lincoln Benefit is a wholly-owned subsidiary of Allstate Life Insurance Company ("Allstate Life"), a stock life insurance company incorporated under the laws of the State of Illinois. Allstate Life is a wholly-owned subsidiary of

Allstate Insurance Company ("Allstate"), a stock property-liability insurance company incorporated under the laws of Illinois. All outstanding capital stock of Allstate is owned by the Allstate Corporation.

We are authorized to conduct life insurance and annuity business in the District of Columbia, Guam and all states except New York. We intend to market the Policy everywhere we conduct variable life insurance business. The Policies offered by this Prospectus are issued by us and will be funded in the Separate Account and/or the Fixed Account.

Through our reinsurance agreement with Allstate Life, all of the assets backing our reinsured liabilities are owned by Allstate Life. These assets represent our general account and are invested and managed by Allstate Life. While the reinsurance agreement provides us with financial backing from Allstate Life, it does not create a direct contractual relationship between Allstate Life and you.

Lincoln Benefit is highly rated by independent agencies, including A.M. Best, Moody's, and Standard & Poor's. These ratings are based on our reinsurance agreement with Allstate Life, and reflect financial soundness and strong operating performance. The ratings are not intended to reflect the financial strength or investment experience of the Separate Account. We may from time to time advertise these ratings in our sales literature.

The Company also acts as the sponsor for one other of its Separate Accounts that is a registered investment company: Lincoln Benefit Life Variable Annuity Account. The officers and employees of the Company are covered by a fidelity bond in the amount of $5,000,000. No person beneficially owns more than 5% of the outstanding voting stock of The Allstate Corporation, of which the Company is an indirect wholly-owned subsidiary.


EXECUTIVE OFFICERS AND DIRECTORS OF LINCOLN BENEFIT. Our directors and executive officers are listed below, together with information as to their dates of election and principal business occupations during the last five years (if other than their present occupation). The principal business address of each of the officers and directors listed below is 206 South 13th St., Lincoln, Ne. 68508


JANET P. ANDERBERY, VICE PRESIDENT AND CONTROLLER, 1994; Associate Vice President and Controller, 5/84-4/94, Lincoln Benefit Life Company; Vice President and Controller, 1/94-present, Surety Life Insurance Company; Vice President and Controller, 5/93-present, Lincoln Benefit Financial Services, Inc.


THOMAS R. ASHLEY, SENIOR VICE PRESIDENT/MEDICAL DIRECTOR, 1998; Vice President/Medical Director, 10/96-5/98, Lincoln Benefit Life Company; Senior Vice President/Medical Director, 5/98-present, Medical Director, 1/97-5/98, Surety Life Insurance Company; 1989-1997, Partner, Antelope Creek Physicians.



DAVID A. BEHRENS, SENIOR VICE PRESIDENT, DIRECTOR, 1998; Vice President 3/95-5/98, Director of Sales, 9/93-3/95, Lincoln Benefit Life Company; Marketing Director, 9/90-9/93, Ameritas; Regional Director, 7/81-9/90, John Hancock.



JOHN H. COLEMAN, III, SENIOR VICE PRESIDENT, DIRECTOR, 1998; Vice President, 5/96-5/98, Manager, 4/94-5/96, Lincoln Benefit Life Company; Senior Vice President, Director, 5/98-present; Vice President, 9/96-5/98, Surety Life Insurance Company; President, Acordia, 2/93-4/94.


DOUGLAS F. GAER; EXECUTIVE VICE PRESIDENT, 1997; DIRECTOR, 1981; Senior Vice President, 4/95-2/97, Senior Vice President and Treasurer, 4/94-3/95, Vice President, 3/81-4/94, Director, 1981-present, Lincoln Benefit Life Company; Senior Vice President and Treasurer, 1/94-present, Director, 6/95-present, Surety Life Insurance Company; Director, 5/93-present, Lincoln Benefit Financial Services, Inc.


PETER H. HECKMAN; VICE CHAIRMAN OF THE BOARD, 1996; DIRECTOR, 1990; Vice President, Director, 4/92-present, Glenbrook Life & Annuity Company; Vice President, 11/90-12/97, Director, 9/90-12/97, Glenbrook Life Insurance Company; Vice President, 6/89-present, Director, 7/90-present, Allstate Life Insurance Company of New York; Vice President, 4/89-present, Director, 12/88-present, Allstate Life Insurance Company; Vice President, 12/88-present, Director, 12/88-present, Northbrook Life Insurance Company; Director, 5/90-present, Surety Life Insurance Company; Director, 5/90-present, Lincoln Benefit Life Company; Director 5/91-9/93, Allstate Life Financial Services.


LOUIS G. LOWER, II; CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER, 1989; DIRECTOR, 1989; Chairman of the Board and President, 4/92-6/95, Chairman of the Board and Chief Executive Officer, 6/95-present, Glenbrook Life and Annuity Company; Chairman of the Board and President, 1/91-12/95, Chairman of the Board and Chief Executive Officer, 12/95-12/97, Director, 9/90-12/97, Glenbrook Life Insurance Company; President, 1/90-present, Executive Vice President, 1/89-1/90, Senior Vice President and Treasurer, 10/86-12/88, Director, Allstate Life Insurance Company; Chairman of the Board and Chief Executive Officer, 6/95-present, Chairman of the Board and President, 4/90-6/95, Chairman of the Board, 4/90-7/90, Executive Vice President, 1/89-4/90, Senior Vice President and Treasurer, 10/86-4/89, Director, Northbrook Life Insurance Company; Chairman of the Board and President, 6/90-present, Vice President and Treasurer 12/86-6/90, Director, Allstate Life Insurance Company of New York; Chairman of the Board and Chief Executive Officer, Director, 5/90-present, Lincoln Benefit Life Company; Chairman of the Board and Chief Executive Officer, 3/90-present, Director, 5/89-present, Surety Life Insurance Company; Group Vice President, 1976-1989, Director, Allstate Insurance Company; Director, 4/90-present, Allstate Settlement Company; Director, 5/91-present, Allstate Life Financial Services.

JOHN J. MORRIS, SENIOR VICE PRESIDENT/SECRETARY, 1994; DIRECTOR, 1987; Senior Vice President and Secretary, 4/94-present, Vice President and Secretary, 8/85-4/94, Director, 1987-present, Lincoln Benefit Life Company; Senior Vice President, 9/96-present, Director, 6/95-present, Surety Life Insurance Company; Vice President and Secretary, Director, 5/93-present, Lincoln Benefit Financial Services Inc.

ROBERT E. RICH; EXECUTIVE VICE PRESIDENT, 1996; DIRECTOR, 1987; Senior Vice President/Chief Actuary and Treasurer, 4/95-5/96, Senior Vice President, Assistant Secretary, 4/94-3/95, Vice President/Assistant Secretary, 1/84-4/94, Director, 1987-present, Lincoln Benefit Life Company; Executive Vice President, 7/96-present, Senior Vice President and Chief Actuary, 1/94-6/96, Director, 9/93-present, Surety Life Insurance Company; Director, 5/93-present, Lincoln Benefit Financial Services, Inc.

KEVIN R. SLAWIN; DIRECTOR, 1996; Director and Vice President-Finance and Planning, 1996-present, Allstate Life Insurance Company; Director, 1996-present, Allstate Life Insurance Company of New York; Director, 1996-present, Laughlin Group Holdings, Inc.; Director, 1996-present, Northbrook Life Insurance Company; Director, 1996-12/97, Surety Life Insurance Company; Director, 1996-present, Glenbrook Life Insurance Company; Assistant Vice President, Assistant Treasurer, Allstate Insurance Company, 1995-1996.

MICHAEL J. VELOTTA; DIRECTOR, 1992; Vice President, Secretary and General Counsel, 1/93-present, Director, 12/92-present, Allstate Life Insurance Company; Vice President, Secretary and General Counsel, 1/93-12/97, Director, 12/92-12/97, Glenbrook Life Insurance Company; Vice President, Secretary and General Counsel, 1/93-present, Director, 12/92-present, Glenbrook Life and Annuity Company; Vice President, Secretary and General Counsel, 1/93-present, Director, 12/92-present, Allstate Life Insurance Company of New York; Vice President, Secretary and General Counsel, 1/93-present, Director, 12/92-present, Northbrook Life Insurance Company; Vice President, Secretary and General Counsel, 1/93-present, Director, 12/92-present, Surety Life Insurance Company; Assistant Vice President and Assistant General Counsel, 1989, Allstate Insurance Company; Director, 12/92-present, Lincoln Benefit Life Company.

RANDY J. VON FUMETTI; SENIOR VICE PRESIDENT, 1996; DIRECTOR, 1996; Senior Vice President, 9/96-present, Director, 9/96-present; Surety Life Insurance Company; Senior Actuary and Director, 8/87-9/96, Allstate Life Insurance Company.


DEAN M. WAY; SENIOR VICE PRESIDENT/ACTUARY, DIRECTOR, 1998; Vice
President/Actuary, 5/92-5/98, Associate Vice President/ Actuary, 8/91-5/92, Actuary/Manager, 12/87-7/91, Lincoln Benefit Life Company; Senior Vice President/Actuary, Director 5/98-present, Vice President/Actuary 9/96-5/98, Surety Life Insurance Company.


CAROL S. WATSON; SENIOR VICE PRESIDENT/GENERAL COUNSEL, 1994; DIRECTOR, 1992; Senior Vice President and General Counsel, 4/94-present, Vice President and General Counsel, 7/91-4/94, Director, 5/92-present, Lincoln Benefit Life Company; Senior Vice President, Corporate Secretary and General Counsel, 1/98-present, Senior Vice President, Assistant Secretary and General Counsel, Director, 6/95-present, Surety Life Insurance Company; President, 12/96-present, Vice President and General Counsel, 5/93-11/96, Director, 5/93-present, Lincoln Benefit Financial Services, Inc.

PATRICIA W. WILSON, DIRECTOR, 1997; Assistant Vice President/ Assistant Secretary/Assistant Treasurer, 7/97-present, Assistant Vice President, 1/93-7/97, Allstate Life Insurance Company; Assistant Vice President, 6/91-present, Director, 6/97-present, Allstate Life Insurance Company of New York; Assistant Treasurer, 7/97-12/97, Glenbrook Life Insurance Company; Assistant Treasurer, 7/97-present, Glenbrook Life and Annuity Company; Assistant Vice President/Assistant Secretary/Assistant Treasurer, 7/97-present, Northbrook Life Insurance Company; Director, 7/97-present, Surety Life Insurance Company.


B. EUGENE WRAITH; PRESIDENT, CHIEF OPERATING OFFICER, 1996; DIRECTOR, 1984; President and Chief Operating Officer, 3/96-present, Senior Vice President, 4/94-3/96, Vice President, 12/81-4/94, Director, 1984-present, Lincoln Benefit Life Company; President and Chief Operating Officer, 3/96-present, Executive Vice President, 1/94-3/96, Director, 9/93-present, Surety Life Insurance Company; Chairman of the Board, 1/97-present, Director, 5/93-present, President, 5/93-11/96, Lincoln Benefit Financial Services, Inc.


SEPARATE ACCOUNT. Lincoln Benefit Life Variable Life Account was originally established in 1990, as a segregated asset account of Lincoln Benefit. The Separate Account meets the definition of a "separate account" under the federal securities laws and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise the management of the Separate Account or Lincoln Benefit.

We own the assets of the Separate Account, but we hold them separate from our other assets. To the extent that these assets are attributable to the Policy Value of the Policies offered by this Prospectus, these assets are not chargeable with liabilities arising out of any other business we may conduct. Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to our other income, gains, or losses. Our obligations arising under the Policies are general corporate obligations of Lincoln Benefit.

The Separate Account is divided into Subaccounts. The assets of each Subaccount are invested in the shares of one of the Portfolios. We do not guarantee the investment performance of the Separate Account, its Subaccounts or the Portfolios. Values allocated to the Separate Account will rise and fall with the values of shares of the Portfolios and are also reduced by Policy charges. We use the Separate Account to fund our other variable universal life insurance policies.

We will account separately for each type of variable life insurance policy funded by the Separate Account.

SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS. We hold the assets of the Separate Account. We keep those assets physically segregated and held separate and apart from our general account assets. We maintain records of all purchases and redemptions of shares of the Portfolios.

STATE REGULATION OF LINCOLN BENEFIT. We are subject to the laws of Nebraska and regulated by the Nebraska Department of Insurance. Every year we file an annual statement with the Department of Insurance covering our operations for the previous year and our financial condition as of the end of the year. We are inspected periodically by the Department of Insurance to verify our contract liabilities and reserves. We also are examined periodically by the National Association of Insurance Commissioners. Our books and records are subject to review by the Department of Insurance at all times. We are also subject to regulation under the insurance laws of every jurisdiction in which we operate.


YEAR 2000. The Company is heavily dependent upon complex computer systems for all phases of its operations, including customer service, and policy and contract administration. Since many of the Company's older computer software programs recognize only the last two digits of the year in any date, some software may fail to operate properly in or after the year 1999, if the software is not reprogrammed or replaced ("Year 2000 Issue"). The Company believes that many of its suppliers and counterparties also have Year 2000 Issues which could affect the Company. In 1995, Allstate commenced a plan intended to mitigate and/or prevent the adverse effects of Year 2000 Issues. These strategies include normal development and enhancement of new and existing systems, upgrades to operating systems already covered by maintenance agreements and modifications to existing systems to make them Year 2000 compliant. The plan also includes the Company actively working with its major external counterparties and suppliers to assess their compliance efforts and the Company's exposure to them. The Company presently believes that it will resolve the Year 2000 Issue in a timely manner, and the financial impact will not materially affect its results of operations, liquidity, or financial position. Year 2000 costs are and will be expensed as incurred.


                            DISTRIBUTION OF POLICIES

The Policies described in this Prospectus are sold by registered representatives of broker-dealers who are our licensed insurance agents, either individually or through an incorporated insurance agency.


Lincoln Benefit Financial Services, Inc. ("LBFS") serves as distributor of the Policies. LBFS is located at 206 South 13th Street, Lincoln, Nebraska 68508-1993. LBFS is a wholly-owned subsidiary of Lincoln Benefit. It is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc.


Registered representatives of LBFS who sell the Policy will be paid a maximum sales commission of approximately 70% of all Premiums up to the commissionable first year premium plus 2.50% of any additional Premiums in the first year. In addition, certain bonuses and managerial compensation may be paid. We pay all such commissions and incentives.

                               LEGAL PROCEEDINGS

There are no pending legal proceedings affecting the Separate Account. Lincoln Benefit and its subsidiaries are engaged in routine law suits which, in our management's judgment, are not of material importance to their respective total assets or material with respect to the Separate Account.

                                 LEGAL MATTERS

All matters of Nebraska law pertaining to the Policy, including the validity of the Policy and our right to issue the Policy under Nebraska law, have been passed upon Carol S. Watson, Senior Vice President and General Counsel of Lincoln Benefit. Legal matters relating to the federal securities laws in connection with the Policies described in this prospectus are being passed upon by the law firm of Jordan Burt Boros Cicchetti Berenson & Johnson, 1025 Thomas Jefferson St., East Lobby, Washington, D.C. 20007-5201.

                             REGISTRATION STATEMENT

We have filed a registration statement with the SEC, Washington, D.C., under the Securities Act of 1933 as amended, with respect to the Policies offered by this Prospectus. This Prospectus does not contain all the information set forth in the registration statement and the exhibits filed as part of the registration statement. You should refer to the registration statement and the exhibits for further information concerning the Separate Account, Lincoln Benefit, and the Policies. The descriptions in this Prospectus of the Policies and other legal instruments are summaries. You should refer to those instruments as filed for their precise terms.

                                    EXPERTS


The financial statements of Lincoln Benefit Life Variable Life Account as of December 31, 1997, and for each of the three years ended December 31, 1997 and consolidated financial statements of Lincoln Benefit Life Company and subsidiary as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


Actuarial matters included in this Prospectus, including the hypothetical Policy illustrations, have been examined by

Dean M. Way, Vice President and Actuary of the Company, and are included in reliance upon his opinion as to their reasonableness.


                              FINANCIAL STATEMENTS


The attached financial statements of the Separate Account do not reflect any assets attributable to the Policy, because we did not sell the Policy during the period covered by those financial statements. In addition, those financial statements do not cover certain Subaccounts of the Separate Account, because those Subaccounts were not created until after the end of the periods covered. Those Subaccounts have not yet commenced operations and have received no income or incurred any expense. The financial statements of Lincoln Benefit that are included should be considered only as bearing on Lincoln Benefit's ability to meet its contractual obligations under the Policy. Lincoln Benefit's financial statements do not bear on the investment experience of the assets held in the Separate Account.



The financial statements for Lincoln Benefit for the financial quarter ending March 31, 1998 are unaudited. Financial statements for the Separate Account covering that period have not been included, because the most current financial statements of the Separate Account are those as of the end of the most recent fiscal year. We do not prepare formal financial statements of the Separate Account more often than annually and believe that any incremental benefit to prospective policy owners that may result from preparing and delivering more current financial statements, though unaudited, does not justify the additional cost that would be incurred. In addition, Lincoln Benefit represents that there have been no adverse changes in the financial condition or operations of the Separate Account between the end of the most recent fiscal year and the date of this prospectus.

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDER OF
LINCOLN BENEFIT LIFE COMPANY:

We have audited the accompanying statement of net assets of Lincoln Benefit Life Variable Life Account (the "Account") as of December 31, 1997, and the related statements of operations and statements of changes in net assets for each of the two years ended December 31, 1997 of the Flexible Income, Balanced, Growth, Aggressive Growth, and Worldwide Growth portfolios of Janus Aspen Series; the Regional, Reserve, and Balanced portfolios of IAI Retirement Funds, Inc.; the Asset Manager and Contrafund portfolios of Fidelity's Variable Insurance Products Fund II; the Money Market, Equity Income, Growth, and Overseas portfolios of Fidelity's Variable Insurance Products Fund; the High Income Bond Fund II (formerly the Corporate Bond Fund), Utility Fund II (formerly the Utility Fund), and U.S. Government Securities Fund II (formerly the Government Bond Fund) portfolios of Federated Insurance Series; and the Bond portfolio of Scudder Variable Life Investment Fund that comprise the Account and for the year ended December 31, 1995 of the Flexible Income, Balanced, Growth, Aggressive Growth, and Worldwide Growth portfolios of Janus Aspen Series; the Regional, Reserve, and Balanced portfolios of IAI Retirement Funds, Inc.; the Asset Manager portfolio of Fidelity's Variable Insurance Products Fund II; the Money Market, Equity Income, Growth, and Overseas portfolios of Fidelity's Variable Insurance Products Fund; the Corporate Bond Fund, Utility Fund, and Government Bond Fund portfolios of Federated Insurance Series; and the Bond portfolio of Scudder Variable Life Investment Fund that comprise the Account. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 1997. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement Variable Life Account presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, such financial statements present fairly, in all material respects, the financial position of the Account as of December 31, 1997, and the results of its operations and changes in its net assets for each of the three years in the period then ended, of each of the portfolios comprising the Account, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP


Lincoln, Nebraska
March 20, 1998

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENT OF NET ASSETS
DECEMBER 31, 1997

($ and shares in thousands)

NET ASSETS
Investments in Janus Aspen Series Portfolios:
  Flexible Income, 76 shares (cost $870)               $     897
  Balanced, 200 shares (cost $3,128)                       3,489
  Growth, 492 shares (cost $8,080)                         9,090
  Aggressive Growth, 438 shares (cost $8,264)              8,992
  Worldwide Growth, 713 shares (cost $15,390)             16,686

Investments in IAI Retirement Funds, Inc. Portfolios:
  Regional, 166 shares (cost $2,481)                       2,703
  Reserve, 20 shares (cost $200)                             199
  Balanced, 27 shares (cost $343)                            383

Investments in Fidelity's Variable Insurance Products
 Fund II Portfolios:
  Asset Manager, 216 shares (cost $3,614)                  3,885
  Contrafund, 346 shares (cost $6,422)                     6,904

Investments in Fidelity's Variable Insurance Products
 Fund Portfolios:
  Money Market, 5,169 shares (cost $5,169)                 5,169
  Equity Income, 666 shares (cost $13,964)                16,160
  Growth, 333 shares (cost $10,545)                       12,370
  Overseas, 274 shares (cost $5,257)                       5,254

Investments in Federated Insurance Series Portfolios:
  High Income Bond Fund II, 190 shares (cost $1,998)       2,085
  Utility Fund II, 96 shares (cost $1,146)                 1,366
  U.S. Government Securities Fund II, 27 shares (cost
    $275)                                                    285

Investments in Scudder Variable Life Investment Fund
 Portfolio:
  Bond, 80 shares (cost $518)                                547
                                                       ---------
    Net assets                                         $  96,464
                                                       ---------
                                                       ---------

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1997

($ in thousands)


                                                                   JANUS ASPEN SERIES PORTFOLIOS
                                                  ---------------------------------------------------------------
                                                   FLEXIBLE                              AGGRESSIVE    WORLDWIDE
                                                    INCOME      BALANCED      GROWTH       GROWTH       GROWTH
                                                  -----------  -----------  -----------  -----------  -----------

INVESTMENT INCOME
Dividends                                          $      49    $      86    $     189    $       -    $     181

Charges from Lincoln Benefit Life Company:

  Mortality and expense risk                              (5)         (18)         (46)         (46)         (81)
  Administrative expense                                  (1)          (5)         (12)         (14)          (9)
                                                  -----------  -----------  -----------  -----------  -----------

    Net investment income (loss)                          43           63          131          (60)          91
                                                  -----------  -----------  -----------  -----------  -----------

REALIZED AND UNREALIZED GAINS (LOSSES) ON
 INVESTMENTS
Realized gains (losses) from sales of
 investments:

  Proceeds from sales                                  1,087        2,365        7,818       11,046       17,134
  Cost of investments sold                            (1,066)      (2,221)      (7,446)     (10,625)     (15,964)
                                                  -----------  -----------  -----------  -----------  -----------

    Net realized gains (losses)                           21          144          372          421        1,170
                                                  -----------  -----------  -----------  -----------  -----------

Change in unrealized gains (losses)                        9          260          640          632          600
                                                  -----------  -----------  -----------  -----------  -----------

    Net gains (losses) on investments                     30          404        1,012        1,053        1,770
                                                  -----------  -----------  -----------  -----------  -----------

CHANGE IN NET ASSETS RESULTING FROM OPERATIONS     $      73    $     467    $   1,143    $     993    $   1,861
                                                  -----------  -----------  -----------  -----------  -----------
                                                  -----------  -----------  -----------  -----------  -----------


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1997

($ in thousands)


                                                                                               FIDELITY'S
                                                                                           VARIABLE INSURANCE
                                                      IAI RETIREMENT FUNDS, INC.            PRODUCTS FUND II
                                                              PORTFOLIOS                       PORTFOLIOS
                                                 -------------------------------------  ------------------------
                                                                                           ASSET
                                                  REGIONAL      RESERVE     BALANCED      MANAGER    CONTRAFUND
                                                 -----------  -----------  -----------  -----------  -----------

INVESTMENT INCOME
Dividends                                         $      94    $       6    $      10    $     305    $      51

Charges from Lincoln Benefit Life Company:

  Mortality and expense risk                            (16)          (1)          (2)         (21)         (27)
  Administrative expense                                 (5)           -           (1)          (6)          (6)
                                                      -----          ---        -----   -----------  -----------

    Net investment income (loss)                         73            5            7          278           18
                                                      -----          ---        -----   -----------  -----------

REALIZED AND UNREALIZED GAINS (LOSSES) ON
 INVESTMENTS
Realized gains (losses) from sales of
 investments:

  Proceeds from sales                                   953           53          171        3,642        6,207
  Cost of investments sold                             (888)         (54)        (160)      (3,388)      (5,900)
                                                      -----          ---        -----   -----------  -----------

    Net realized gains (losses)                          65           (1)          11          254          307
                                                      -----          ---        -----   -----------  -----------

Change in unrealized gains (losses)                     113            -           24           (1)         373
                                                      -----          ---        -----   -----------  -----------

    Net gains (losses) on investments                   178           (1)          35          253          680
                                                      -----          ---        -----   -----------  -----------

CHANGE IN NET ASSETS RESULTING FROM OPERATIONS    $     251    $       4    $      42    $     531    $     698
                                                      -----          ---        -----   -----------  -----------
                                                      -----          ---        -----   -----------  -----------


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1997

($ in thousands)


                                                       FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND
                                                                       PORTFOLIOS
                                                    -------------------------------------------------
                                                      MONEY        EQUITY
                                                      MARKET       INCOME       GROWTH      OVERSEAS
                                                    ----------   ----------   ----------   ----------

INVESTMENT INCOME
Dividends                                           $      315   $     846    $     318    $     252

Charges from Lincoln Benefit Life Company:

  Mortality and expense risk                               (41)        (78)         (72)         (25)
  Administrative expense                                    (8)         (5)         (22)          (7)
                                                    ----------   ----------   ----------   ----------

    Net investment income (loss)                           266         763          224          220
                                                    ----------   ----------   ----------   ----------

REALIZED AND UNREALIZED GAINS (LOSSES) ON
 INVESTMENTS
Realized gains (losses) from sales of investments:

  Proceeds from sales                                  105,015       8,773        9,943       21,506
  Cost of investments sold                            (105,015)     (8,484)      (9,231)     (20,961)
                                                    ----------   ----------   ----------   ----------

    Net realized gains (losses)                              -         289          712          545
                                                    ----------   ----------   ----------   ----------

Change in unrealized gains (losses)                          -       1,539        1,095         (267)
                                                    ----------   ----------   ----------   ----------

    Net gains (losses) on investments                        -       1,828        1,807          278
                                                    ----------   ----------   ----------   ----------

CHANGE IN NET ASSETS RESULTING FROM OPERATIONS      $      266   $   2,591    $   2,031    $     498
                                                    ----------   ----------   ----------   ----------
                                                    ----------   ----------   ----------   ----------


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1997

($ in thousands)


                                                                                                SCUDDER
                                                                                               VARIABLE
                                                FEDERATED INSURANCE SERIES PORTFOLIO             LIFE
                                             -------------------------------------------      INVESTMENT
                                                                              U.S.               FUND
                                                 HIGH                      GOVERNMENT          PORTFOLIO
                                              INCOME BOND     UTILITY      SECURITIES     -------------------
                                                FUND II       FUND II        FUND II             BOND            TOTAL
                                             -------------  -----------  ---------------  -------------------  ---------

INVESTMENT INCOME
Dividends                                      $      61     $      44      $       9          $      30       $   2,846

Charges from Lincoln Benefit Life Company:

  Mortality and expense risk                          (8)           (8)            (2)                (3)           (500)
  Administrative expense                              (2)           (3)             -                 (1)           (107)
                                             -------------       -----          -----              -----       ---------

    Net investment income (loss)                      51            33              7                 26           2,239
                                             -------------       -----          -----              -----       ---------

REALIZED AND UNREALIZED GAINS (LOSSES) ON
 INVESTMENTS
Realized gains (losses) from sale of
 investments:

  Proceeds from sales                              2,364           734            261                576         199,648
  Cost of investments sold                        (2,313)         (665)          (257)              (577)       (195,215)
                                             -------------       -----          -----              -----       ---------

    Net realized gains (losses)                       51            69              4                 (1)          4,433
                                             -------------       -----          -----              -----       ---------

Change in unrealized gains (losses)                   48           166              7                 13           5,251
                                             -------------       -----          -----              -----       ---------

    Net gains (losses) on investments                 99           235             11                 12           9,684
                                             -------------       -----          -----              -----       ---------

CHANGE IN NET ASSETS RESULTING FROM
 OPERATIONS                                    $     150     $     268      $      18          $      38       $  11,923
                                             -------------       -----          -----              -----       ---------
                                             -------------       -----          -----              -----       ---------


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1996

($ in thousands)


                                                                   JANUS ASPEN SERIES PORTFOLIOS
                                                  ---------------------------------------------------------------
                                                   FLEXIBLE                              AGGRESSIVE    WORLDWIDE
                                                    INCOME      BALANCED      GROWTH       GROWTH       GROWTH
                                                  -----------  -----------  -----------  -----------  -----------

INVESTMENT INCOME
Dividends                                          $      29    $      24    $      67    $      33    $      70

Charges from Lincoln Benefit Life Company:

  Mortality and expense risk                              (3)          (5)         (18)         (23)         (27)
  Administrative expense                                   -           (1)          (4)          (5)          (6)
                                                  -----------       -----   -----------  -----------  -----------

    Net investment income (loss)                          26           18           45            5           37
                                                  -----------       -----   -----------  -----------  -----------

REALIZED AND UNREALIZED GAINS (LOSSES) ON
 INVESTMENTS
Realized gains (losses) from sales of
 investments:

  Proceeds from sales                                  3,253          541        4,620        3,894        4,048
  Cost of investments sold                            (3,262)        (513)      (4,460)      (3,743)      (3,724)
                                                  -----------       -----   -----------  -----------  -----------

    Net realized gains (losses)                           (9)          28          160          151          324
                                                  -----------       -----   -----------  -----------  -----------

Change in unrealized gains (losses)                       13           64          197         (107)         450
                                                  -----------       -----   -----------  -----------  -----------

    Net gains (losses) on investments                      4           92          357           44          774
                                                  -----------       -----   -----------  -----------  -----------

CHANGE IN NET ASSETS RESULTING FROM OPERATIONS     $      30    $     110    $     402    $      49    $     811
                                                  -----------       -----   -----------  -----------  -----------
                                                  -----------       -----   -----------  -----------  -----------


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1996

($ in thousands)


                                                                                                 FIDELITY'S
                                                                                             VARIABLE INSURANCE
                                                       IAI RETIREMENT FUNDS, INC.             PRODUCTS FUND II
                                                               PORTFOLIOS                        PORTFOLIOS
                                                 ---------------------------------------  ------------------------
                                                                                             ASSET
                                                  REGIONAL      RESERVE      BALANCED       MANAGER    CONTRAFUND
                                                 -----------  -----------  -------------  -----------  -----------

INVESTMENT INCOME
Dividends                                         $      57    $       6     $       3     $      94    $       -

Charges from Lincoln Benefit Life Company:

  Mortality and expense risk                             (8)          (1)           (1)          (13)          (4)
  Administrative expense                                 (2)           -             -            (3)           -
                                                 -----------       -----           ---         -----   -----------

    Net investment income (loss)                         47            5             2            78           (4)
                                                 -----------       -----           ---         -----   -----------

REALIZED AND UNREALIZED GAINS (LOSSES) ON
 INVESTMENTS
Realized gains (losses) from sales of
 investments:

  Proceeds from sales                                 1,894          219            56           724        2,224
  Cost of investments sold                           (1,832)        (219)          (54)         (697)      (2,183)
                                                 -----------       -----           ---         -----   -----------

    Net realized gains (losses)                          62            -             2            27           41
                                                 -----------       -----           ---         -----   -----------

Change in unrealized gains (losses)                       6            -            13           143          109
                                                 -----------       -----           ---         -----   -----------

    Net gains (losses) on investments                    68            -            15           170          150
                                                 -----------       -----           ---         -----   -----------

CHANGE IN NET ASSETS RESULTING FROM OPERATIONS    $     115    $       5     $      17     $     248    $     146
                                                 -----------       -----           ---         -----   -----------
                                                 -----------       -----           ---         -----   -----------


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1996

($ in thousands)


                                                         FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND
                                                                          PORTFOLIOS
                                                        ----------------------------------------------
                                                          MONEY      EQUITY
                                                         MARKET      INCOME      GROWTH     OVERSEAS
                                                        ---------  -----------  ---------  -----------

INVESTMENT INCOME
Dividends                                               $     185   $     152   $     297   $      44

Charges from Lincoln Benefit Life Company:

  Mortality and expense risk                                  (25)        (35)        (44)        (15)
  Administrative expense                                       (5)         (7)         (9)         (3)
                                                        ---------  -----------  ---------  -----------

    Net investment income (loss)                              155         110         244          26
                                                        ---------  -----------  ---------  -----------

REALIZED AND UNREALIZED GAINS (LOSSES) ON
 INVESTMENTS
Realized gains (losses) from sales of investments:

  Proceeds from sales                                      54,684       4,355      13,992       3,383
  Cost of investments sold                                (54,684)     (4,196)    (13,912)     (3,364)
                                                        ---------  -----------  ---------  -----------

    Net realized gains (losses)                                 -         159          80          19
                                                        ---------  -----------  ---------  -----------

Change in unrealized gains (losses)                             -         381         367         206
                                                        ---------  -----------  ---------  -----------

    Net gains (losses) on investments                           -         540         447         225
                                                        ---------  -----------  ---------  -----------

CHANGE IN NET ASSETS RESULTING
 FROM OPERATIONS                                        $     155   $     650   $     691   $     251
                                                        ---------  -----------  ---------  -----------
                                                        ---------  -----------  ---------  -----------



See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1996

($ in thousands)


                                                                                                  SCUDDER
                                                     FEDERATED INSURANCE SERIES PORTFOLIOS     VARIABLE LIFE
                                                  -------------------------------------------   INVESTMENT
                                                                                   U.S.            FUND
                                                      HIGH                      GOVERNMENT       PORTFOLIO
                                                   INCOME BOND     UTILITY      SECURITIES     -------------
                                                     FUND II       FUND II        FUND II          BOND         TOTAL
                                                  -------------  -----------  ---------------  -------------  ---------

INVESTMENT INCOME
Dividends                                           $      50     $      30      $       9       $      30    $   1,180

Charges from Lincoln Benefit Life Company:

  Mortality and expense risk                               (4)           (5)            (1)             (3)        (235)
  Administrative expense                                   (1)           (1)             -              (1)         (48)
                                                  -------------  -----------         -----           -----    ---------

    Net investment income (loss)                           45            24              8              26          897
                                                  -------------  -----------         -----           -----    ---------

REALIZED AND UNREALIZED GAINS (LOSSES)
 ON INVESTMENTS
Realized gains (losses) from sales of
 investments:

  Proceeds from sales                                   3,205         1,512            174             926      103,704
  Cost of investments sold                             (3,200)       (1,457)          (175)           (948)    (102,623)
                                                  -------------  -----------         -----           -----    ---------

    Net realized gains (losses)                             5            55             (1)            (22)       1,081
                                                  -------------  -----------         -----           -----    ---------

Change in unrealized gains (losses)                        22            21              1               7        1,893
                                                  -------------  -----------         -----           -----    ---------

    Net gains (losses) on investments                      27            76              -             (15)       2,974
                                                  -------------  -----------         -----           -----    ---------

CHANGE IN NET ASSETS RESULTING
 FROM OPERATIONS                                    $      72     $     100      $       8       $      11    $   3,871
                                                  -------------  -----------         -----           -----    ---------
                                                  -------------  -----------         -----           -----    ---------


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1995

($ in thousands)


                                                                     JANUS ASPEN SERIES PORTFOLIOS
                                                  -------------------------------------------------------------------
                                                   FLEXIBLE                               AGGRESSIVE      WORLDWIDE
                                                    INCOME      BALANCED      GROWTH        GROWTH         GROWTH
                                                  -----------  -----------  -----------  -------------  -------------

INVESTMENT INCOME
Dividends                                          $      15    $       5    $      26     $      16      $       6

Charges from Lincoln Benefit Life Company:

  Mortality and expense risk                              (1)          (2)          (5)           (5)            (7)
  Administrative expense                                   -            -           (1)           (1)            (1)
                                                       -----        -----        -----         -----          -----

    Net investment income (loss)                          14            3           20            10             (2)
                                                       -----        -----        -----         -----          -----

REALIZED AND UNREALIZED GAINS (LOSSES) ON
 INVESTMENTS
Realized gains (losses) from sales of
 investments:

  Proceeds from sales                                    233          113          636           519            446
  Cost of investments sold                              (223)        (107)        (662)         (498)          (433)
                                                       -----        -----        -----         -----          -----

    Net realized gains (losses)                           10            6          (26)           21             13
                                                       -----        -----        -----         -----          -----

Change in unrealized gains (losses)                        7           38          171           197            244
                                                       -----        -----        -----         -----          -----

    Net gains (losses) on investments                     17           44          145           218            257
                                                       -----        -----        -----         -----          -----

CHANGE IN NET ASSETS RESULTING FROM OPERATIONS     $      31    $      47    $     165     $     228      $     255
                                                       -----        -----        -----         -----          -----
                                                       -----        -----        -----         -----          -----


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1995

($ in thousands)


                                                                                                      FIDELITY'S
                                                                                                       VARIABLE
                                                                                                       INSURANCE
                                                                IAI RETIREMENT FUNDS, INC.         PRODUCTS FUND II
                                                                        PORTFOLIOS                     PORTFOLIO
                                                          ---------------------------------------  -----------------
                                                                                                         ASSET
                                                           REGIONAL      RESERVE      BALANCED          MANAGER
                                                          -----------  -----------  -------------  -----------------

INVESTMENT INCOME
Dividends                                                  $       -    $       3     $       -        $      11

Charges from Lincoln Benefit Life Company:

  Mortality and expense risk                                      (3)           -             -               (7)
  Administrative expense                                           -            -             -               (2)
                                                               -----        -----           ---            -----

    Net investment income (loss)                                  (3)           3             -                2
                                                               -----        -----           ---            -----

REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:

  Proceeds from sales                                             78          118            22              646
  Cost of investments sold                                       (74)        (118)          (21)            (637)
                                                               -----        -----           ---            -----

    Net realized gains (losses)                                    4            -             1                9
                                                               -----        -----           ---            -----

Change in unrealized gains (losses)                              101            -             4              138
                                                               -----        -----           ---            -----

    Net gains (losses) on investments                            105            -             5              147
                                                               -----        -----           ---            -----

CHANGE IN NET ASSETS RESULTING FROM OPERATIONS             $     102    $       3     $       5        $     149
                                                               -----        -----           ---            -----
                                                               -----        -----           ---            -----


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1995

($ in thousands)


                                                         FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND
                                                                          PORTFOLIOS
                                                       ------------------------------------------------
                                                         MONEY      EQUITY
                                                        MARKET      INCOME       GROWTH      OVERSEAS
                                                       ---------  -----------  -----------  -----------

INVESTMENT INCOME
Dividends                                              $      98   $      60    $       7    $       1

Charges from Lincoln Benefit Life Company:

  Mortality and expense risk                                 (12)        (10)         (14)          (5)
  Administrative expense                                      (5)         (2)          (2)          (1)
                                                       ---------  -----------  -----------  -----------

    Net investment income (loss)                              81          48           (9)          (5)
                                                       ---------  -----------  -----------  -----------

REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:

  Proceeds from sales                                     18,399       1,887        2,970        2,447
  Cost of investments sold                               (18,399)     (1,827)      (2,917)      (2,419)
                                                       ---------  -----------  -----------  -----------

    Net realized gains (losses)                                -          60           53           28
                                                       ---------  -----------  -----------  -----------

Change in unrealized gains (losses)                            -         275          332           57
                                                       ---------  -----------  -----------  -----------

    Net gains (losses) on investments                          -         335          385           85
                                                       ---------  -----------  -----------  -----------

CHANGE IN NET ASSETS RESULTING FROM OPERATIONS         $      81   $     383    $     376    $      80
                                                       ---------  -----------  -----------  -----------
                                                       ---------  -----------  -----------  -----------


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1995

($ in thousands)


                                                                                                         SCUDDER
                                                           FEDERATED INSURANCE SERIES PORTFOLIOS      VARIABLE LIFE
                                                                                                       INVESTMENT
                                                       ---------------------------------------------      FUND
                                                         CORPORATE                    GOVERNMENT        PORTFOLIO
                                                           BOND         UTILITY          BOND         -------------
                                                           FUND          FUND            FUND             BOND         TOTAL
                                                       -------------  -----------  -----------------  -------------  ---------

INVESTMENT INCOME
Dividends                                                $      31     $       7       $       2        $       7    $     295

Charges from Lincoln Benefit Life Company:

  Mortality and expense risk                                    (2)           (1)              -               (1)         (75)
  Administrative expense                                        (1)            -               -                -          (16)
                                                             -----           ---             ---            -----    ---------

    Net investment income (loss)                                28             6               2                6          204
                                                             -----           ---             ---            -----    ---------

REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS
Realized gains (losses) from sale of investments:

  Proceeds from sales                                          451            85              86              171       29,307
  Cost of investments sold                                    (444)          (85)            (86)            (170)     (29,120)
                                                             -----           ---             ---            -----    ---------

    Net realized gains (losses)                                  7             -               -                1          187
                                                             -----           ---             ---            -----    ---------

Change in unrealized gains (losses)                             23            33               1               10        1,631
                                                             -----           ---             ---            -----    ---------

    Net gains (losses) on investments                           30            33               1               11        1,818
                                                             -----           ---             ---            -----    ---------

CHANGE IN NET ASSETS RESULTING FROM OPERATIONS           $      58     $      39       $       3        $      17    $   2,022
                                                             -----           ---             ---            -----    ---------
                                                             -----           ---             ---            -----    ---------


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1997

($ and units in thousands, except value per unit)

                                                                            JANUS ASPEN SERIES PORTFOLIOS
                                                           ---------------------------------------------------------------
                                                            FLEXIBLE                              AGGRESSIVE    WORLDWIDE
                                                             INCOME      BALANCED      GROWTH       GROWTH       GROWTH
                                                           -----------  -----------  -----------  -----------  -----------

FROM OPERATIONS
Net investment income (loss)                                $      43    $      63    $     131    $     (60)   $      91
Net realized gains (losses)                                        21          144          372          421        1,170
Change in unrealized gains (losses)                                 9          260          640          632          600
                                                           -----------  -----------  -----------  -----------  -----------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS                     73          467        1,143          993        1,861
                                                           -----------  -----------  -----------  -----------  -----------

FROM CAPITAL TRANSACTIONS
Deposits                                                          314          476        2,069        2,348        2,574
Payments on termination                                           (34)         (51)        (236)        (356)        (263)
Contract maintenance charges                                      (45)        (161)        (514)        (706)        (765)
Loans - net                                                         3          (55)        (278)        (179)        (310)
Transfers among the portfolios and with the
 Fixed Account - net                                              158        1,251        3,112        1,978        7,235
                                                           -----------  -----------  -----------  -----------  -----------
CHANGE IN NET ASSETS RESULTING FROM CAPITAL TRANSACTIONS          396        1,460        4,153        3,085        8,471
                                                           -----------  -----------  -----------  -----------  -----------

INCREASE (DECREASE) IN NET ASSETS                                 469        1,927        5,296        4,078       10,332

NET ASSETS AT BEGINNING OF YEAR                                   428        1,562        3,794        4,914        6,354
                                                           -----------  -----------  -----------  -----------  -----------

NET ASSETS AT END OF YEAR                                   $     897    $   3,489    $   9,090    $   8,992    $  16,686
                                                           -----------  -----------  -----------  -----------  -----------
                                                           -----------  -----------  -----------  -----------  -----------

NET ASSET VALUE PER UNIT AT END OF YEAR                     $   14.37    $   16.90    $   18.39    $   17.63    $   19.02
                                                           -----------  -----------  -----------  -----------  -----------
                                                           -----------  -----------  -----------  -----------  -----------

UNITS OUTSTANDING AT END OF YEAR                                   62          206          494          510          877
                                                           -----------  -----------  -----------  -----------  -----------
                                                           -----------  -----------  -----------  -----------  -----------

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT



STATEMENT OF CHANGES IN NET ASSETS


FOR THE YEAR ENDED DECEMBER 31, 1997



($ and units in thousands, except value per unit)


                                                                                                   FIDELITY'S
                                                                                               VARIABLE INSURANCE
                                                                                                PRODUCTS FUND II
                                                         IAI RETIREMENT FUNDS, INC.                PORTFOLIOS
                                                                 PORTFOLIOS                --------------------------
                                                    -------------------------------------     ASSET
                                                     REGIONAL      RESERVE     BALANCED      MANAGER     CONTRAFUND
                                                    -----------  -----------  -----------  -----------  -------------

FROM OPERATIONS
Net investment income (loss)                         $      73    $       5    $       7    $     278     $      18
Net realized gains (losses)                                 65           (1)          11          254           307
Change in unrealized gains (losses)                        113            -           24           (1)          373
                                                    -----------  -----------  -----------  -----------       ------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS             251            4           42          531           698
                                                    -----------  -----------  -----------  -----------       ------

FROM CAPITAL TRANSACTIONS
Deposits                                                   537           22           94          617         1,266
Payments on termination                                    (47)           -          (39)         (73)         (178)
Contract maintenance charges                              (154)          (5)         (21)        (211)         (329)
Loans - net                                                (21)          (7)           -          (52)         (131)
Transfers among the portfolios and with the
 Fixed Account - net                                       494           74           70          669         4,154
                                                    -----------  -----------  -----------  -----------       ------
CHANGE IN NET ASSETS RESULTING FROM CAPITAL
 TRANSACTIONS                                              809           84          104          950         4,782
                                                    -----------  -----------  -----------  -----------       ------

INCREASE (DECREASE) IN NET ASSETS                        1,060           88          146        1,481         5,480

NET ASSETS AT BEGINNING OF YEAR                          1,643          111          237        2,404         1,424
                                                    -----------  -----------  -----------  -----------       ------

NET ASSETS AT END OF YEAR                            $   2,703    $     199    $     383    $   3,885     $   6,904
                                                    -----------  -----------  -----------  -----------       ------
                                                    -----------  -----------  -----------  -----------       ------

NET ASSET VALUE PER UNIT AT END OF YEAR              $   17.51    $   11.48    $   14.80    $   14.49     $   13.80
                                                    -----------  -----------  -----------  -----------       ------
                                                    -----------  -----------  -----------  -----------       ------

UNITS OUTSTANDING AT END OF YEAR                           154           17           26          268           500
                                                    -----------  -----------  -----------  -----------       ------
                                                    -----------  -----------  -----------  -----------       ------

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1997

($ and units in thousands, except value per unit)

                                                        FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND
                                                                         PORTFOLIOS
                                                        --------------------------------------------
                                                          MONEY     EQUITY
                                                         MARKET     INCOME     GROWTH     OVERSEAS
                                                        ---------  ---------  ---------  -----------

FROM OPERATIONS
Net investment income (loss)                            $     266  $     763  $     224   $     220
Net realized gains (losses)                                     -        289        712         545
Change in unrealized gains (losses)                             -      1,539      1,095        (267)
                                                        ---------  ---------  ---------  -----------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS                266      2,591      2,031         498
                                                        ---------  ---------  ---------  -----------

FROM CAPITAL TRANSACTIONS
Deposits                                                   27,467      2,858      3,070         817
Payments on termination                                      (108)      (397)      (410)       (120)
Contract maintenance charges                                 (673)      (781)      (884)       (243)
Loans - net                                                   (13)      (326)      (200)        (23)
Transfers among the portfolios and with the
 Fixed Account - net                                      (26,494)     4,335       (413)      1,532
                                                        ---------  ---------  ---------  -----------
CHANGE IN NET ASSETS RESULTING FROM CAPITAL
 TRANSACTIONS                                                 179      5,689      1,163       1,963
                                                        ---------  ---------  ---------  -----------

INCREASE (DECREASE) IN NET ASSETS                             445      8,280      3,194       2,461

NET ASSETS AT BEGINNING OF YEAR                             4,724      7,880      9,176       2,793
                                                        ---------  ---------  ---------  -----------

NET ASSETS AT END OF YEAR                               $   5,169  $  16,160  $  12,370   $   5,254
                                                        ---------  ---------  ---------  -----------
                                                        ---------  ---------  ---------  -----------

NET ASSET VALUE PER UNIT AT END OF YEAR                 $   11.90  $   20.08  $   18.41   $   12.84
                                                        ---------  ---------  ---------  -----------
                                                        ---------  ---------  ---------  -----------

UNITS OUTSTANDING AT END OF YEAR                              434        805        672         409
                                                        ---------  ---------  ---------  -----------
                                                        ---------  ---------  ---------  -----------

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1997

($ and units in thousands, except value per unit)

                                                                                                      SCUDDER
                                                        FEDERATED INSURANCE SERIES PORTFOLIOS      VARIABLE LIFE
                                                    ---------------------------------------------   INVESTMENT
                                                                                       U.S.            FUND
                                                         HIGH                       GOVERNMENT       PORTFOLIO
                                                      INCOME BOND      UTILITY      SECURITIES     -------------
                                                        FUND II        FUND II        FUND II          BOND         TOTAL
                                                    ---------------  -----------  ---------------  -------------  ---------

FROM OPERATIONS
Net investment income (loss)                           $      51      $      33      $       7       $      26    $   2,239
Net realized gains (losses)                                   51             69              4              (1)       4,433
Change in unrealized gains (losses)                           48            166              7              13        5,251
                                                          ------     -----------        ------          ------    ---------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS               150            268             18              38       11,923
                                                          ------     -----------        ------          ------    ---------

FROM CAPITAL TRANSACTIONS
Deposits                                                     231            248             33             120       45,161
Payments on termination                                      (70)           (58)           (21)            (44)      (2,505)
Contract maintenance charges                                 (79)           (71)           (20)            (43)      (5,705)
Loans - net                                                  (33)           (41)           (12)             (9)      (1,687)
Transfers among the portfolios and with the
 Fixed Account - net                                       1,314            129            118              35         (249)
                                                          ------     -----------        ------          ------    ---------
CHANGE IN NET ASSETS RESULTING FROM CAPITAL
 TRANSACTIONS                                              1,363            207             98              59       35,015
                                                          ------     -----------        ------          ------    ---------

INCREASE (DECREASE) IN NET ASSETS                          1,513            475            116              97       46,938

NET ASSETS AT BEGINNING OF YEAR                              572            891            169             450       49,526
                                                          ------     -----------        ------          ------    ---------

NET ASSETS AT END OF YEAR                              $   2,085      $   1,366      $     285       $     547    $  96,464
                                                          ------     -----------        ------          ------    ---------
                                                          ------     -----------        ------          ------    ---------

NET ASSET VALUE PER UNIT AT END OF YEAR                $   14.67      $   16.43      $   12.23       $   12.23
                                                          ------     -----------        ------          ------
                                                          ------     -----------        ------          ------

UNITS OUTSTANDING AT END OF YEAR                             142             83             23              45
                                                          ------     -----------        ------          ------
                                                          ------     -----------        ------          ------

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1996

($ and units in thousands, except value per unit)

                                                                            JANUS ASPEN SERIES PORTFOLIOS
                                                           ---------------------------------------------------------------
                                                            FLEXIBLE                              AGGRESSIVE    WORLDWIDE
                                                             INCOME      BALANCED      GROWTH       GROWTH       GROWTH
                                                           -----------  -----------  -----------  -----------  -----------

FROM OPERATIONS
Net investment income (loss)                                $      26    $      18    $      45    $       5    $      37
Net realized gains (losses)                                        (9)          28          160          151          324
Change in unrealized gains (losses)                                13           64          197         (107)         450
                                                           -----------  -----------  -----------  -----------  -----------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS                     30          110          402           49          811
                                                           -----------  -----------  -----------  -----------  -----------

FROM CAPITAL TRANSACTIONS
Deposits                                                           86          205          719        1,343        1,125
Payments on termination                                             -           (6)         (17)         (18)         (26)
Contract maintenance charges                                      (23)         (65)        (215)        (348)        (316)
Loans - net                                                       (28)         (69)         (38)         (56)         (81)
Transfers among the portfolios and with the
 Fixed Account - net                                              (98)       1,115        1,690        2,549        3,163
                                                           -----------  -----------  -----------  -----------  -----------
CHANGE IN NET ASSETS RESULTING FROM CAPITAL TRANSACTIONS          (63)       1,180        2,139        3,470        3,865
                                                           -----------  -----------  -----------  -----------  -----------

INCREASE (DECREASE) IN NET ASSETS                                 (33)       1,290        2,541        3,519        4,676

NET ASSETS AT BEGINNING OF YEAR                                   461          272        1,253        1,395        1,678
                                                           -----------  -----------  -----------  -----------  -----------

NET ASSETS AT END OF YEAR                                   $     428    $   1,562    $   3,794    $   4,914    $   6,354
                                                           -----------  -----------  -----------  -----------  -----------
                                                           -----------  -----------  -----------  -----------  -----------

NET ASSET VALUE PER UNIT AT END OF YEAR                     $   12.95    $   13.94    $   15.09    $   15.76    $   15.68
                                                           -----------  -----------  -----------  -----------  -----------
                                                           -----------  -----------  -----------  -----------  -----------

UNITS OUTSTANDING AT END OF YEAR                                   33          112          251          312          405
                                                           -----------  -----------  -----------  -----------  -----------
                                                           -----------  -----------  -----------  -----------  -----------

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1996

($ and units in thousands, except value per unit)

                                                                                              FIDELITY'S VARIABLE
                                                                                           INSURANCE PRODUCTS FUND II
                                                         IAI RETIREMENT FUNDS, INC.                PORTFOLIOS
                                                                 PORTFOLIOS                --------------------------
                                                    -------------------------------------     ASSET
                                                     REGIONAL      RESERVE     BALANCED      MANAGER     CONTRAFUND
                                                    -----------  -----------  -----------  -----------  -------------

FROM OPERATIONS
Net investment income (loss)                         $      47    $       5    $       2    $      78     $      (4)
Net realized gains (losses)                                 62            -            2           27            41
Change in unrealized gains (losses)                          6            -           13          143           109
                                                    -----------  -----------  -----------  -----------       ------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS             115            5           17          248           146
                                                    -----------  -----------  -----------  -----------       ------

FROM CAPITAL TRANSACTIONS
Deposits                                                   343           13           51          662           102
Payments on termination                                     (7)          (1)          (1)         (25)            -
Contract maintenance charges                              (105)          (4)         (15)        (162)          (29)
Loans - net                                                (19)          (1)           -          (33)          (19)
Transfers among the portfolios and with the
 Fixed Account - net                                       677          (31)         115          387         1,224
                                                    -----------  -----------  -----------  -----------       ------
CHANGE IN NET ASSETS RESULTING FROM CAPITAL
 TRANSACTIONS                                              889          (24)         150          829         1,278
                                                    -----------  -----------  -----------  -----------       ------

INCREASE (DECREASE) IN NET ASSETS                        1,004          (19)         167        1,077         1,424

NET ASSETS AT BEGINNING OF YEAR                            639          130           70        1,327             -
                                                    -----------  -----------  -----------  -----------       ------

NET ASSETS AT END OF YEAR                            $   1,643    $     111    $     237    $   2,404     $   1,424
                                                    -----------  -----------  -----------  -----------       ------
                                                    -----------  -----------  -----------  -----------       ------

NET ASSET VALUE PER UNIT AT END OF YEAR              $   15.55    $   11.05    $   12.78    $   12.09     $   11.20
                                                    -----------  -----------  -----------  -----------       ------
                                                    -----------  -----------  -----------  -----------       ------

UNITS OUTSTANDING AT END OF YEAR                           106           10           19          199           127
                                                    -----------  -----------  -----------  -----------       ------
                                                    -----------  -----------  -----------  -----------       ------

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1996

($ and units in thousands, except value per unit)


                                                           FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND
                                                                            PORTFOLIOS
                                                         ------------------------------------------------
                                                           MONEY      EQUITY
                                                          MARKET      INCOME       GROWTH      OVERSEAS
                                                         ---------  -----------  -----------  -----------

FROM OPERATIONS
Net investment income (loss)                             $     155   $     110    $     244    $      26
Net realized gains (losses)                                      -         159           80           19
Change in unrealized gains (losses)                              -         381          367          206
                                                         ---------  -----------  -----------  -----------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS                 155         650          691          251
                                                         ---------  -----------  -----------  -----------

FROM CAPITAL TRANSACTIONS
Deposits                                                    24,379       1,399          875          413
Payments on termination                                        (36)        (75)         (68)         (40)
Contract maintenance charges                                  (522)       (385)        (545)        (162)
Loans - net                                                   (591)        (83)        (214)         (34)
Transfers among the portfolios and with the
 Fixed Account - net                                       (21,432)      3,844        4,847          976
                                                         ---------  -----------  -----------  -----------
CHANGE IN NET ASSETS RESULTING FROM CAPITAL
 TRANSACTIONS                                                1,798       4,700        4,895        1,153
                                                         ---------  -----------  -----------  -----------

INCREASE (DECREASE) IN NET ASSETS                            1,953       5,350        5,586        1,404

NET ASSETS AT BEGINNING OF YEAR                              2,771       2,530        3,590        1,389
                                                         ---------  -----------  -----------  -----------

NET ASSETS AT END OF YEAR                                $   4,724   $   7,880    $   9,176    $   2,793
                                                         ---------  -----------  -----------  -----------
                                                         ---------  -----------  -----------  -----------

NET ASSET VALUE PER UNIT AT END OF YEAR                  $   11.36   $   15.79    $   15.02    $   11.59
                                                         ---------  -----------  -----------  -----------
                                                         ---------  -----------  -----------  -----------

UNITS OUTSTANDING AT END OF YEAR                               416         499          611          241
                                                         ---------  -----------  -----------  -----------
                                                         ---------  -----------  -----------  -----------


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1996

($ and units in thousands, except value per unit)

                                                                                                      SCUDDER
                                                        FEDERATED INSURANCE SERIES PORTFOLIOS      VARIABLE LIFE
                                                    ---------------------------------------------   INVESTMENT
                                                                                       U.S.            FUND
                                                         HIGH                       GOVERNMENT       PORTFOLIO
                                                      INCOME BOND      UTILITY      SECURITIES     -------------
                                                        FUND II        FUND II        FUND II          BOND         TOTAL
                                                    ---------------  -----------  ---------------  -------------  ---------

FROM OPERATIONS
Net investment income (loss)                           $      45      $      24      $       8       $      26    $     897
Net realized gains (losses)                                    5             55             (1)            (22)       1,081
Change in unrealized gains (losses)                           22             21              1               7        1,893
                                                          ------     -----------        ------          ------    ---------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS                72            100              8              11        3,871
                                                          ------     -----------        ------          ------    ---------

FROM CAPITAL TRANSACTIONS
Deposits                                                      96            127             24              84       32,046
Payments on termination                                       (1)            (8)            (3)              -         (332)
Contract maintenance charges                                 (32)           (50)           (11)            (28)      (3,017)
Loans - net                                                  (39)           (21)            (4)            (19)      (1,349)
Transfers among the portfolios and with the
 Fixed Account - net                                           7            406            100             234         (227)
                                                          ------     -----------        ------          ------    ---------
CHANGE IN NET ASSETS RESULTING FROM CAPITAL
 TRANSACTIONS                                                 31            454            106             271       27,121
                                                          ------     -----------        ------          ------    ---------

INCREASE (DECREASE) IN NET ASSETS                            103            554            114             282       30,992

NET ASSETS AT BEGINNING OF YEAR                              469            337             55             168       18,534
                                                          ------     -----------        ------          ------    ---------

NET ASSETS AT END OF YEAR                              $     572      $     891      $     169       $     450    $  49,526
                                                          ------     -----------        ------          ------    ---------
                                                          ------     -----------        ------          ------    ---------

NET ASSET VALUE PER UNIT AT END OF YEAR                $   12.98      $   13.07      $   11.37       $   11.29
                                                          ------     -----------        ------          ------
                                                          ------     -----------        ------          ------

UNITS OUTSTANDING AT END OF YEAR                              44             68             15              40
                                                          ------     -----------        ------          ------
                                                          ------     -----------        ------          ------

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1995


($ and units in thousands, except value per unit)


                                                                        JANUS ASPEN SERIES PORTFOLIOS
                                                       ---------------------------------------------------------------
                                                        FLEXIBLE                              AGGRESSIVE    WORLDWIDE
                                                         INCOME      BALANCED      GROWTH       GROWTH       GROWTH
                                                       -----------  -----------  -----------  -----------  -----------

FROM OPERATIONS
Net investment income (loss)                            $      14    $       3    $      20    $      10    $      (2)
Net realized gains (losses)                                    10            6          (26)          21           13
Change in unrealized gains (losses)                             7           38          171          197          244
                                                       -----------  -----------  -----------  -----------  -----------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS                 31           47          165          228          255
                                                       -----------  -----------  -----------  -----------  -----------

FROM CAPITAL TRANSACTIONS
Deposits                                                       11           56          284          406          388
Payments on termination                                         -           (1)          (2)          (5)          (5)
Contract maintenance charges                                  (11)         (15)         (68)        (105)         (94)
Loans - net                                                     -           (2)          (7)         (32)         (47)
Transfers among the portfolios and with
 the Fixed Account - net                                      389           82          265          775          813
                                                       -----------  -----------  -----------  -----------  -----------
CHANGE IN NET ASSETS RESULTING FROM CAPITAL
 TRANSACTIONS                                                 389          120          472        1,039        1,055
                                                       -----------  -----------  -----------  -----------  -----------

INCREASE (DECREASE) IN NET ASSETS                             420          167          637        1,267        1,310

NET ASSETS AT BEGINNING OF YEAR                                41          105          616          128          368
                                                       -----------  -----------  -----------  -----------  -----------

NET ASSETS AT END OF YEAR                               $     461    $     272    $   1,253    $   1,395    $   1,678
                                                       -----------  -----------  -----------  -----------  -----------
                                                       -----------  -----------  -----------  -----------  -----------

NET ASSET VALUE PER UNIT AT END OF YEAR                 $   11.95    $   12.08    $   12.83    $   14.70    $   12.24
                                                       -----------  -----------  -----------  -----------  -----------
                                                       -----------  -----------  -----------  -----------  -----------

UNITS OUTSTANDING AT END OF YEAR                               39           22           98           95          137
                                                       -----------  -----------  -----------  -----------  -----------
                                                       -----------  -----------  -----------  -----------  -----------

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1995


($ and units in thousands, except value per unit)



                                                                                                     FIDELITY'S
                                                                                                      VARIABLE
                                                                                                      INSURANCE
                                                                IAI RETIREMENT FUNDS, INC.        PRODUCTS FUND II
                                                                        PORTFOLIOS                    PORTFOLIO
                                                           -------------------------------------  -----------------
                                                            REGIONAL      RESERVE     BALANCED      ASSET MANAGER
                                                           -----------  -----------  -----------  -----------------

FROM OPERATIONS
Net investment income (loss)                                $      (3)   $       3    $       -       $       2
Net realized gains (losses)                                         4            -            1               9
Change in unrealized gains (losses)                               101            -            4             138
                                                           -----------  -----------  -----------         ------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS                    102            3            5             149
                                                           -----------  -----------  -----------         ------

FROM CAPITAL TRANSACTIONS
Deposits                                                          131            4           27             400
Payments on termination                                            (3)           -            -              (9)
Contract maintenance charges                                      (35)          (2)          (7)            (87)
Loans - net                                                        (8)         (23)           -               5
Transfers among the portfolios and with the
 Fixed Account - net                                              335          129           23             420
                                                           -----------  -----------  -----------         ------
CHANGE IN NET ASSETS RESULTING FROM CAPITAL TRANSACTIONS          420          108           43             729
                                                           -----------  -----------  -----------         ------

INCREASE (DECREASE) IN NET ASSETS                                 522          111           48             878

NET ASSETS AT BEGINNING OF YEAR                                   117           19           22             449
                                                           -----------  -----------  -----------         ------

NET ASSETS AT END OF YEAR                                   $     639    $     130    $      70       $   1,327
                                                           -----------  -----------  -----------         ------
                                                           -----------  -----------  -----------         ------

NET ASSET VALUE PER UNIT AT END OF YEAR                     $   13.99    $   10.60    $   11.72       $   10.63
                                                           -----------  -----------  -----------         ------
                                                           -----------  -----------  -----------         ------

UNITS OUTSTANDING AT END OF YEAR                                   46           12            6             125
                                                           -----------  -----------  -----------         ------
                                                           -----------  -----------  -----------         ------


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1995


($ and units in thousands, except value per unit)


                                                         FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND
                                                                          PORTFOLIOS
                                                       ------------------------------------------------
                                                         MONEY      EQUITY
                                                        MARKET      INCOME       GROWTH      OVERSEAS
                                                       ---------  -----------  -----------  -----------

FROM OPERATIONS
Net investment income (loss)                           $      81   $      48    $      (9)   $      (5)
Net realized gains (losses)                                    -          60           53           28
Change in unrealized gains (losses)                            -         275          332           57
                                                       ---------  -----------  -----------  -----------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS                81         383          376           80
                                                       ---------  -----------  -----------  -----------

FROM CAPITAL TRANSACTIONS
Deposits                                                  10,496         473          484          210
Payments on termination                                       (6)         (3)         (12)          (1)
Contract maintenance charges                                (397)       (115)        (160)         (75)
Loans - net                                                 (203)        (23)         (78)          12
Transfers among the portfolios and with the
 Fixed Account - net                                      (8,380)      1,461        2,163        1,101
                                                       ---------  -----------  -----------  -----------
CHANGE IN NET ASSETS RESULTING FROM CAPITAL
 TRANSACTIONS                                              1,510       1,793        2,397        1,247
                                                       ---------  -----------  -----------  -----------

INCREASE (DECREASE) IN NET ASSETS                          1,591       2,176        2,773        1,327

NET ASSETS AT BEGINNING OF YEAR                            1,180         354          817           62
                                                       ---------  -----------  -----------  -----------

NET ASSETS AT END OF YEAR                              $   2,771   $   2,530    $   3,590    $   1,389
                                                       ---------  -----------  -----------  -----------
                                                       ---------  -----------  -----------  -----------

NET ASSET VALUE PER UNIT AT END OF YEAR                $   10.85   $   13.91    $   13.18    $   10.31
                                                       ---------  -----------  -----------  -----------
                                                       ---------  -----------  -----------  -----------

UNITS OUTSTANDING AT END OF YEAR                             255         182          272          135
                                                       ---------  -----------  -----------  -----------
                                                       ---------  -----------  -----------  -----------

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1995


($ and units in thousands, except value per unit)



                                                                                                   SCUDDER
                                                                  FEDERATED INSURANCE           VARIABLE LIFE
                                                                   SERIES PORTFOLIOS             INVESTMENT
                                                         -------------------------------------      FUND
                                                          CORPORATE               GOVERNMENT      PORTFOLIO
                                                            BOND       UTILITY       BOND       -------------
                                                            FUND        FUND         FUND           BOND         TOTAL
                                                         -----------  ---------  -------------  -------------  ---------

FROM OPERATIONS
Net investment income (loss)                              $      28   $       6    $       2      $       6    $     204
Net realized gains (losses)                                       7           -            -              1          187
Change in unrealized gains (losses)                              23          33            1             10        1,631
                                                         -----------  ---------       ------         ------    ---------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS                   58          39            3             17        2,022
                                                         -----------  ---------       ------         ------    ---------

FROM CAPITAL TRANSACTIONS
Deposits                                                         28          78           18             38       13,532
Payments on termination                                          (1)         (1)           -              -          (49)
Contract maintenance charges                                    (12)        (17)          (4)           (12)      (1,216)
Loans - net                                                       -          (1)           -              7         (400)
Transfers among the portfolios and with the
 Fixed Account - net                                            185         184          (33)            79           (9)
                                                         -----------  ---------       ------         ------    ---------
CHANGE IN NET ASSETS RESULTING FROM CAPITAL
 TRANSACTIONS                                                   200         243          (19)           112       11,858
                                                         -----------  ---------       ------         ------    ---------

INCREASE (DECREASE) IN NET ASSETS                               258         282          (16)           129       13,880

NET ASSETS AT BEGINNING OF YEAR                                 211          55           71             39        4,654
                                                         -----------  ---------       ------         ------    ---------

NET ASSETS AT END OF YEAR                                 $     469   $     337    $      55      $     168    $  18,534
                                                         -----------  ---------       ------         ------    ---------
                                                         -----------  ---------       ------         ------    ---------

NET ASSET VALUE PER UNIT AT END OF YEAR                   $   11.44   $   11.80    $   10.99      $   11.06
                                                         -----------  ---------       ------         ------
                                                         -----------  ---------       ------         ------

UNITS OUTSTANDING AT END OF YEAR                                 41          29            5             15
                                                         -----------  ---------       ------         ------
                                                         -----------  ---------       ------         ------


See notes to financial statements.

                   LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

                         NOTES TO FINANCIAL STATEMENTS
                      THREE YEARS ENDED DECEMBER 31, 1997
1.  ORGANIZATION

Lincoln Benefit Life Variable Life Account (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Lincoln Benefit Life Company ("Lincoln Benefit"). The assets of the Account are legally segregated from those of Lincoln Benefit. Lincoln Benefit is wholly owned by Allstate Life Insurance Company, a wholly owned subsidiary of Allstate Insurance Company, which is wholly owned by The Allstate Corporation.

Lincoln Benefit writes certain life policies, the proceeds of which are invested at the direction of the policyholder. Policyholders primarily invest in units of the portfolios comprising the Account, for which they bear all of the investment risk, but may also invest in the general account of Lincoln Benefit (the "Fixed Account"). The Fixed Account option is not available in all states. The Account is divided into 18 subaccounts. Each subaccount invests solely in the shares of one of the following portfolios: the Flexible Income, Balanced, Growth, Aggressive Growth, and Worldwide Growth portfolios of Janus Aspen Series; the Regional, Reserve, and Balanced portfolios of IAI Retirement Funds, Inc.; the Asset Manager and Contrafund (added May 1, 1996) portfolios of Fidelity's Variable Insurance Products Fund II; the Money Market, Equity Income, Growth, and Overseas portfolios of Fidelity's Variable Insurance Products Fund; the High Income Bond Fund II, Utility Fund II, and U.S. Government Securities Fund II portfolios of Federated Insurance Series; and the Bond portfolio of Scudder Variable Life Investment Fund (collectively the "Funds").

Effective January 1, 1996, the name of the funds in the Federated Insurance Series Portfolios were changed from Corporate Bond Fund, Utility Fund, and Government Bond Fund to High Income Bond Fund II, Utility Fund II and U.S. Government Securities Fund II, respectively. While certain of the investment policies of the portfolios have changed, the overall investment strategy of these funds has remained the same.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS
Investments consist of shares of the Funds and are stated at fair value based on quoted market prices.

RECOGNITION OF INVESTMENT INCOME
Investment income consists of dividends declared by the Funds and is recognized on the date of record.

REALIZED GAINS AND LOSSES
Realized gains and losses represent the difference between the proceeds from sales of shares by the Account and the cost of such shares, which is determined on a weighted average basis.

POLICYHOLDER ACCOUNT ACTIVITY
Account activity is reflected in individual policyholder accounts on a daily basis.

FEDERAL INCOME TAXES
The Account is intended to qualify as a segregated asset account as defined in the Internal Revenue Code ("Code"). As such, the operations of the Account are included with and taxed as a part of Lincoln Benefit. Lincoln Benefit is taxed as a life insurance company under the Code. Under current law, no federal income taxes are payable by the Account.

ACCOUNT VALUE
Certain calculations that could be made in the financial statements may differ from published amounts due to the truncation of actual Account values.

3.  POLICY CHARGES AND DEDUCTIONS

Upon receipt of each premium payment and before allocation to the policy value, Lincoln Benefit deducts 2.5% of the premium to pay state premium taxes. This deduction represents an amount Lincoln Benefit considers necessary to pay all premium taxes imposed by states and their subdivisions.

                   LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

                         NOTES TO FINANCIAL STATEMENTS
                      THREE YEARS ENDED DECEMBER 31, 1997

Lincoln Benefit deducts a contract maintenance charge which is equal to (i) the cost of insurance for the policy, including riders, plus (ii) a monthly administration charge of $5. The monthly deduction is intended to compensate Lincoln Benefit for expenses incurred in connection with the issuance of a policy, the cost of insurance for the policy, any optional benefits added by rider and certain administrative expenses.

Lincoln Benefit assumes certain mortality and expense risks related to the operations of the Account and deducts charges daily at a rate equal to .70% per annum of the daily net assets of the Account. Lincoln Benefit guarantees that the rate of this charge will not exceed .90%.

An annual administrative expense charge of .20% of the policy value is assessed on each policy anniversary during the first twelve policy years. This charge is designed to cover expenses related to the maintenance of the policy and the Account and other administrative expenses.

Lincoln Benefit may assess other charges to the policyholder related to surrenders, partial withdrawals and transfers between the portfolios and/or the fixed account.

4.  FINANCIAL INSTRUMENTS

The investments of the Account are carried at fair value, based on quoted market prices.

5.  UNITS ISSUED AND REDEEMED

Units issued and redeemed by the Account were as follows:

(Units in thousands)

                                                                                    JANUS ASPEN SERIES PORTFOLIOS
                                                                        -----------------------------------------------------
                                                                        FLEXIBLE                       AGGRESSIVE   WORLDWIDE
                                                                         INCOME    BALANCED   GROWTH     GROWTH      GROWTH
                                                                        --------   --------   ------   ----------   ---------
Units Outstanding at January 1, 1995..................................       4         11        62         11           38
Unit Activity during 1995:
    Issued............................................................      55         22        97        124          141
    Redeemed..........................................................     (20)       (11)      (61)       (40)         (42)
                                                                           ---        ---     ------       ---      ---------
Units Outstanding at December 31, 1995................................      39         22        98         95          137
Unit Activity during 1996:
    Issued............................................................     266        131       481        463          546
    Redeemed..........................................................    (272)       (41)     (328)      (246)        (278)
                                                                           ---        ---     ------       ---      ---------
Units Outstanding at December 31, 1996................................      33        112       251        312          405
Unit Activity during 1997:
    Issued............................................................     109        245       701        877        1,410
    Redeemed..........................................................     (80)      (151)     (458)      (679)        (938)
                                                                           ---        ---     ------       ---      ---------
Units Outstanding at December 31, 1997................................      62        206       494        510          877
                                                                           ---        ---     ------       ---      ---------
                                                                           ---        ---     ------       ---      ---------

                   LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

                         NOTES TO FINANCIAL STATEMENTS
                      THREE YEARS ENDED DECEMBER 31, 1997

                                                                                FIDELITY'S VARIABLE
                                                                                INSURANCE PRODUCTS
                                                 IAI RETIREMENT FUNDS, INC.     FUND II PORTFOLIOS
                                                         PORTFOLIOS             -------------------
                                               ------------------------------    ASSET
                                               REGIONAL   RESERVE    BALANCED   MANAGER    CONTRAFUND
                                               --------   --------   --------   --------   --------
Units Outstanding at January 1, 1995.........       11          2          2         49          -
Unit Activity during 1995:
    Issued...................................       41         22          6        142          -
    Redeemed.................................       (6)       (12)        (2)       (66)         -
                                               --------   --------   --------   --------   --------
Units Outstanding at December 31, 1995.......       46         12          6        125          -
Unit Activity during 1996:
    Issued...................................      188         18         18        139        339
    Redeemed.................................     (128)       (20)        (5)       (65)      (212)
                                               --------   --------   --------   --------   --------
Units Outstanding at December 31, 1996.......      106         10         19        199        127
Unit Activity during 1997:
    Issued...................................      105         12         20        329        853
    Redeemed.................................      (57)        (5)       (13)      (260)      (480)
                                               --------   --------   --------   --------   --------
Units Outstanding at December 31, 1997.......      154         17         26        268        500
                                               --------   --------   --------   --------   --------
                                               --------   --------   --------   --------   --------

                                                                          FIDELITY'S VARIABLE INSURANCE
                                                                             PRODUCTS FUND PORTFOLIOS
                                                                        ----------------------------------
                                                                        MONEY   EQUITY
                                                                        MARKET  INCOME   GROWTH   OVERSEAS
                                                                        ------  ------   ------   --------
Units Outstanding at January 1, 1995..................................     114     34       83          7
Unit Activity during 1995:
    Issued............................................................   1,899    300      440        377
    Redeemed..........................................................  (1,758)  (152)    (251)      (249)
                                                                        ------  ------   ------   --------
Units Outstanding at December 31, 1995................................     255    182      272        135
Unit Activity during 1996:
    Issued............................................................   5,081    611    1,264        421
    Redeemed..........................................................  (4,920)  (294)    (925)      (315)
                                                                        ------  ------   ------   --------
Units Outstanding at December 31, 1996................................     416    499      611        241
Unit Activity during 1997:
    Issued............................................................   8,900    798      647      1,721
    Redeemed..........................................................  (8,882)  (492)    (586)    (1,553)
                                                                        ------  ------   ------   --------
Units Outstanding at December 31, 1997................................     434    805      672        409
                                                                        ------  ------   ------   --------
                                                                        ------  ------   ------   --------

                   LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

                         NOTES TO FINANCIAL STATEMENTS
                      THREE YEARS ENDED DECEMBER 31, 1997

                                                                                         SCUDDER
                                                       FEDERATED INSURANCE SERIES       VARIABLE
                                                               PORTFOLIOS                 LIFE
                                                    --------------------------------   INVESTMENT
                                                     HIGH                   U.S.          FUND
                                                    INCOME               GOVERNMENT     PORTFOLIO
                                                     BOND     UTILITY    SECURITIES    -----------
                                                    FUND II   FUND II      FUND II        BOND
                                                    -------   --------   -----------   -----------
Units Outstanding at January 1, 1995..............      22          6             7             4
Unit Activity during 1995:
    Issued........................................      61         31             6            28
    Redeemed......................................     (42)        (8)           (8)          (17)
                                                    -------   --------        -----         -----
Units Outstanding at December 31, 1995............      41         29             5            15
Unit Activity during 1996:
    Issued........................................     271        161            26           110
    Redeemed......................................    (268)      (122)          (16)          (85)
                                                    -------   --------        -----         -----
Units Outstanding at December 31, 1996............      44         68            15            40
Unit Activity during 1997:
    Issued........................................     265         65            30            55
    Redeemed......................................    (167)       (50)          (22)          (50)
                                                    -------   --------        -----         -----
Units Outstanding at December 31, 1997............     142         83            23            45
                                                    -------   --------        -----         -----
                                                    -------   --------        -----         -----

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDER OF
LINCOLN BENEFIT LIFE COMPANY:

We have audited the accompanying consolidated statements of financial position of Lincoln Benefit Life Company and subsidiary (wholly owned by Allstate Life Insurance Company) as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholder's equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Lincoln Benefit Life Company and subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic consolidated financial statements. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.



/s/ Deloitte & Touche LLP


Lincoln, Nebraska
March 20, 1998

                          LINCOLN BENEFIT LIFE COMPANY
                 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

                                                          DECEMBER 31,
                                                 -------------------------------
($ in thousands)                                     1997              1996
                                                 -------------     -------------

ASSETS
Investments
  Fixed income securities, at fair value
    (amortized
    cost $141,553 and $134,866)                  $     147,911     $     137,638
  Investment in home office real estate                  2,574             2,797
  Short-term                                             1,020             1,861
                                                 -------------     -------------
  Total investments                                    151,505           142,296

Reinsurance recoverable from Allstate Life
 Insurance Company                                   6,732,755         6,544,750
Reinsurance recoverable from third parties             127,182           115,965
Receivable from Allstate Life Insurance
 Company
 and affiliates, net                                    14,481            19,923
Cash                                                     4,220             7,412
Other assets                                            29,402            22,275
Separate Accounts                                      447,658           255,881
                                                 -------------     -------------
  Total assets                                   $   7,507,203     $   7,108,502
                                                 -------------     -------------
                                                 -------------     -------------

LIABILITIES
Reserve for life-contingent contract benefits    $     252,195     $     239,449
Contractholder funds                                 6,607,130         6,422,126
Income taxes payable                                     1,128               923
Deferred income taxes                                    4,149             3,480
Other liabilities and accrued expenses                  43,609            44,482
Separate Accounts                                      447,658           255,881
                                                 -------------     -------------
  Total liabilities                                  7,355,869         6,966,341
                                                 -------------     -------------

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE
 8)

SHAREHOLDER'S EQUITY
Common stock, $100 par value, 30,000 shares
 authorized, 25,000 issued and outstanding               2,500             2,500
Additional capital paid-in                             116,750           116,750
Unrealized net capital gains                             4,132             1,801
Retained income                                         27,952            21,110
                                                 -------------     -------------
  Total shareholder's equity                           151,334           142,161
                                                 -------------     -------------
  Total liabilities and shareholder's equity     $   7,507,203     $   7,108,502
                                                 -------------     -------------
                                                 -------------     -------------

See notes to consolidated financial statements.

                          LINCOLN BENEFIT LIFE COMPANY
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                           YEAR ENDED DECEMBER 31,
                                                       -------------------------------
($ in thousands)                                         1997       1996       1995
                                                       ---------  ---------  ---------

REVENUES
Net investment income                                  $  10,789  $   9,951  $   8,796
Realized capital gains and losses                             17          6        258
                                                       ---------  ---------  ---------
                                                          10,806      9,957      9,054

COSTS AND EXPENSES
Provision for policy benefits (net of reinsurance
 recoveries of $464,154, $419,936 and $375,662)                -        465        462
Operating costs and expenses                                 219        889        754
                                                       ---------  ---------  ---------
                                                             219      1,354      1,216
                                                       ---------  ---------  ---------

INCOME BEFORE INCOME TAX EXPENSE                          10,587      8,603      7,838
INCOME TAX EXPENSE                                         3,735      3,020      2,745
                                                       ---------  ---------  ---------

NET INCOME                                             $   6,852  $   5,583  $   5,093
                                                       ---------  ---------  ---------
                                                       ---------  ---------  ---------

See notes to consolidated financial statements.

                          LINCOLN BENEFIT LIFE COMPANY
                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                                                           YEAR ENDED DECEMBER 31,
                                                       -------------------------------
($ in thousands)                                         1997       1996       1995
                                                       ---------  ---------  ---------

COMMON STOCK                                           $   2,500  $   2,500  $   2,500

ADDITIONAL CAPITAL PAID-IN
Balance, beginning of year                               116,750    116,750     96,750
Capital contribution                                           -          -     20,000
                                                       ---------  ---------  ---------
Balance, end of year                                     116,750    116,750    116,750
                                                       ---------  ---------  ---------

UNREALIZED NET CAPITAL GAINS
Balance, beginning of year                                 1,801      4,998     (2,630)
Net change                                                 2,331     (3,197)     7,628
                                                       ---------  ---------  ---------
Balance, end of year                                       4,132      1,801      4,998
                                                       ---------  ---------  ---------

RETAINED INCOME
Balance, beginning of year                                21,110     18,060     12,967
Dividend-in-kind                                             (10)    (2,533)         -
Net income                                                 6,852      5,583      5,093
                                                       ---------  ---------  ---------
Balance, end of year                                      27,952     21,110     18,060
                                                       ---------  ---------  ---------
  Total shareholder's equity                           $ 151,334  $ 142,161  $ 142,308
                                                       ---------  ---------  ---------
                                                       ---------  ---------  ---------

See notes to consolidated financial statements.

                          LINCOLN BENEFIT LIFE COMPANY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                           YEAR ENDED DECEMBER 31,
                                                       -------------------------------
($ in thousands)                                         1997       1996       1995
                                                       ---------  ---------  ---------

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                             $   6,852  $   5,583  $   5,093
Adjustments to reconcile net income to net cash
 provided by (used in) operating activities
  Depreciation, amortization and other non-cash items         20         50         96
  Realized capital gains and losses                          (17)        (6)      (258)
  Increase (decrease) in life-contingent contract
    benefits and contractholder funds                        427     (4,918)      (130)
  Change in deferred income taxes                           (586)       (62)      (156)
  Changes in other operating assets and liabilities       (4,261)    11,083     (5,940)
                                                       ---------  ---------  ---------
      Net cash provided by (used in) operating
        activities                                         2,435     11,730     (1,295)
                                                       ---------  ---------  ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales
  Fixed income securities                                      -          -      5,633
  Equity securities                                            -          -    108,255
Investment collections
  Fixed income securities                                 11,980      8,759     13,769
Investment purchases
  Fixed income securities                                (18,307)   (17,570)   (34,372)
  Equity securities                                            -          -   (108,255)
  Real estate                                               (140)      (405)      (644)
Change in short-term investments, net                        840      4,489     (2,920)
Change in policy loans, net                                    -          -         24
                                                       ---------  ---------  ---------
      Net cash used in investing activities               (5,627)    (4,727)   (18,510)
                                                       ---------  ---------  ---------

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution                                           -          -     20,000
                                                       ---------  ---------  ---------
      Net cash provided by financing activities                -          -     20,000
                                                       ---------  ---------  ---------
NET (DECREASE) INCREASE IN CASH                           (3,192)     7,003        195
CASH AT BEGINNING OF YEAR                                  7,412        409        214
                                                       ---------  ---------  ---------
CASH AT END OF YEAR                                    $   4,220  $   7,412  $     409
                                                       ---------  ---------  ---------
                                                       ---------  ---------  ---------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Noncash financing activity:
  Dividend-in-kind to Allstate Life Insurance Company  $     (10) $  (2,533) $       -
                                                       ---------  ---------  ---------
                                                       ---------  ---------  ---------

See notes to consolidated financial statements.

                          LINCOLN BENEFIT LIFE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                ($ IN THOUSANDS)
1.  GENERAL

BASIS OF PRESENTATION
The accompanying consolidated financial statements include the accounts of Lincoln Benefit Life Company (the "Company") and its wholly owned subsidiary, Lincoln Benefit Financial Services, Inc. ("LBFS"), a registered broker-dealer. The Company is a wholly owned subsidiary of Allstate Life Insurance Company ("ALIC"), which is wholly owned by Allstate Insurance Company ("AIC"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). On June 30, 1995, Sears, Roebuck and Co. ("Sears") distributed its 80.3% ownership in the Corporation to Sears common shareholders through a tax-free dividend (the "Distribution"). These consolidated financial statements have been prepared in conformity with generally accepted accounting principles. All significant intercompany accounts and transactions have been eliminated.

To conform with the 1997 presentation, certain amounts in the prior years' financial statements and notes have been reclassified.

NATURE OF OPERATIONS
The Company markets a broad line of life insurance and annuity products countrywide. Life insurance policies include traditional products such as whole life and term life insurance, as well as variable life universal life and other interest-sensitive life products. Annuities include deferred annuities, such as variable annuities and fixed rate single and flexible premium annuities, and immediate annuities. The Company distributes its products primarily through independent agents and brokers specializing in life insurance and annuities.

Annuity contracts and life insurance policies issued by the Company are subject to discretionary withdrawal or surrender by the customers, subject to applicable surrender charges. These policies and contracts are reinsured primarily with ALIC (see Note 3), which invests premiums and deposits to provide cash flows that will be used to fund future benefits and expenses. In order to support competitive crediting rates and limit interest rate risk, ALIC as the Company's primary reinsurer adheres to a basic philosophy of matching assets with related liabilities, while maintaining adequate liquidity and a prudent and diversified level of credit risk.

The Company monitors economic and regulatory developments which have the potential to impact its business. There continues to be new and proposed federal and state regulation and legislation which would allow banks greater participation in the securities and insurance businesses, which will present an increased level of competition for sales of the Company's life and annuity products. Furthermore, the market for deferred annuities and interest-sensitive life insurance is enhanced by the tax incentives available under current law. Any legislative changes which lessen these incentives are likely to negatively impact the demand for these products.

Enacted and pending state legislation to permit mutual insurance companies to covert to a hybrid structure known as a mutual holding company could have a number of significant effects on the Company by (1) increasing industry competition through consolidation caused by mergers and acquisitions related to the new corporate form of business; (2) increasing competition in capital markets; and (3) reopening stock/mutual company disagreements related to such issues as taxation disparity between mutual and stock insurance companies.

The Company is authorized to sell life and annuity products in all states except New York, as well as in the District of Columbia, Guam and the U.S. Virgin Islands. The top geographic locations for statutory premiums earned by the Company are California, Florida, Illinois, Virginia and Wisconsin for the year ended December 31, 1997. No other jurisdiction accounted for more than 5% of statutory premiums and deposits. Substantially all premiums and contract charges are ceded to ALIC under reinsurance agreements.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS
Fixed income securities include bonds and mortgage-backed securities. All fixed income securities are carried at fair value and may be sold prior to their contractual maturity ("available for sale"). The difference between amortized cost and fair value, net

                          LINCOLN BENEFIT LIFE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                ($ IN THOUSANDS)

of deferred income taxes, is reflected as a component of shareholder's equity. Provisions are recognized for declines in the value of fixed income securities that are other than temporary. Such writedowns are included in realized capital gains and losses.

Short-term investments are carried at cost which approximates fair value. Real estate represents property owned and occupied by the Company, and is carried at depreciated cost.

Investment income consists primarily of interest, which is recognized on an accrual basis. Interest income on mortgaged-backed securities is determined on the effective yield method, based on the estimated principal repayments. Accrual of income is suspended for fixed income securities that are in default or when the receipt of interest payments is in doubt. Realized capital gains and losses are determined on a specific identification basis.

REINSURANCE
The Company has reinsurance agreements whereby all premiums, contract charges, credited interest, policy benefits and certain expenses are primarily ceded to ALIC and reflected net of such cessions in the statements of operations. The amounts shown in the Company's statements of operations relate to the consolidated investment of those assets of the Company that are not transferred to ALIC under reinsurance agreements. Reinsurance recoverable and the related reserve for life-contingent contract benefits and contractholder funds are reported separately in the statements of financial position. The Company continues to have primary liability as the direct insurer for risks reinsured.

RECOGNITION OF PREMIUM REVENUES AND CONTRACT CHARGES
Premiums for traditional life insurance are recognized as revenue when due. Accident and disability premiums are earned on a pro rata basis over the policy period. Revenues on interest-sensitive life insurance policies are comprised of contract charges and fees, and are recognized when assessed against the policyholder account balance. Revenues on most annuities, which are considered investment contracts, include contract charges and fees for contract administration and surrenders. These revenues are recognized when levied against the contract balances. Gross premium in excess of the net premium of limited payment contracts are deferred and recognized over the contract period.

INCOME TAXES
The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. Deferred income taxes also arise from unrealized capital gains or losses on fixed income securities carried at fair value.

SEPARATE ACCOUNTS
The Company issues flexible premium deferred variable annuity contracts and flexible premium variable life policies, the assets and liabilities of which are legally segregated and reflected in the accompanying consolidated statements of financial position as assets and liabilities of the Separate Accounts. (Lincoln Benefit Life Variable Annuity Account and Lincoln Benefit Life Variable Life Account, unit investment trusts registered with the Securities and Exchange Commission.) Assets of the Separate Accounts are carried at fair value. Investment income and realized capital gains and losses of the Separate Accounts accrue directly to the policy and contractholders and, therefore, are not included in the Company's consolidated statements of operations. Revenues to the Company from the Separate Accounts consist of contract maintenance fees, administration fees and mortality and expense risk charges, all of which are ceded to ALIC.

RESERVE FOR LIFE-CONTINGENT CONTRACT BENEFITS
The reserve for life-contingent contract benefits, which relates to traditional life, annuities with life contingencies, and disability insurance and accident insurance, is computed on the basis of assumptions as to future investment yields, mortality, morbidity, terminations and expenses. These assumptions, which for traditional life are applied using the net level premium method, include provisions for adverse deviation and generally vary by such characteristics as type of coverage, year of issue and policy duration. Reserve interest rates ranged from 4.0% to 8.75% during 1997.

                          LINCOLN BENEFIT LIFE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                ($ IN THOUSANDS)

CONTRACTHOLDER FUNDS
Contractholder funds arise from the issuance of individual or group policies and contracts that include an investment component, including most annuities and universal life policies. Payments received are recorded as interest-bearing liabilities. Contractholder funds are equal to deposits received and interest credited to the benefit of the contractholder less withdrawals, mortality charges and administrative expenses. During 1997, credited interest rates on contractholder funds ranged from 5.0% to 8.75% for those contracts with fixed interest rates and from 4.0% to 14.0% for those contracts with flexible rates.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  RELATED PARTY TRANSACTIONS

REINSURANCE
The Company previously reinsured all of its annuities and approximately one third of its life insurance with ALIC. Effective December 31, 1996, the reinsurance treaty with ALIC was amended to also include a paid up block of life business which was previously retained by the Company. The reinsurance premium related to the transfer was $8,255 on a statutory accounting basis and $5,712 based upon generally accepted accounting principles, creating a dividend-in-kind of $2,543. The premium is equal to the sum of the aggregate policy reserves and policyholder dividend accumulations on this block of business as of December 31, 1996. The policy loans and accrued interest relating to this block of business totaled $554 and were also ceded to ALIC as of December 31, 1996, creating a non-cash financing transaction.

Premiums and contract charges ceded to ALIC were $34,834 and $87,061 in 1997, $48,111 and $73,659 in 1996, and $56,008 and $44,655 in 1995. Credited interest, policy benefits and expenses ceded to ALIC amounted to $533,369, $496,735 and $466,508 in 1997, 1996, and 1995. Investment income earned on the assets which support contractholder funds is not included in the Company's consolidated financial statements as those assets are owned and managed by ALIC under the terms of the reinsurance agreements.

BUSINESS OPERATIONS
The Company utilizes services and business facilities owned or leased, and operated by AIC in conducting its business activities. The Company reimburses AIC for the operating expenses incurred by AIC on behalf of the Company. The cost to the Company is determined by various allocation methods and is primarily related to the level of services provided. Operating expenses, including compensation and retirement and other benefit programs, allocated to the Company were $34,947, $25,094 and $16,083 in 1997, 1996 and 1995, respectively. All of these costs are ceded to ALIC under reinsurance agreements.

                          LINCOLN BENEFIT LIFE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                ($ IN THOUSANDS)

4.  INVESTMENTS

FAIR VALUES
The amortized cost, gross unrealized gains and losses, and fair value for fixed income securities are as follows:

                                                                       GROSS UNREALIZED
                                                        AMORTIZED   ----------------------    FAIR
AT DECEMBER 31, 1997                                      COST        GAINS     (LOSSES)      VALUE
-----------------------------------------------------  -----------  ---------  -----------  ---------
U.S. government and agencies                            $  14,598   $   1,760   $       -   $  16,358
Corporate                                                  71,602       1,839        (297)     73,144
Foreign government                                          3,040         229           -       3,269
Mortgage-backed securities                                 52,313       2,845         (18)     55,140
                                                       -----------  ---------  -----------  ---------
  Total fixed income securities                         $ 141,553   $   6,673   $    (315)  $ 147,911
                                                       -----------  ---------  -----------  ---------
                                                       -----------  ---------  -----------  ---------


AT DECEMBER 31, 1996
-----------------------------------------------------
U.S. government and agencies                            $  16,960   $     780   $     (25)  $  17,715
Corporate                                                  55,778       1,178      (1,274)     55,682
Foreign government                                          3,048         225           -       3,273
Mortgage-backed securities                                 59,080       2,493        (605)     60,968
                                                       -----------  ---------  -----------  ---------
  Total fixed income securities                         $ 134,866   $   4,676   $  (1,904)  $ 137,638
                                                       -----------  ---------  -----------  ---------
                                                       -----------  ---------  -----------  ---------

SCHEDULED MATURITIES
The scheduled maturities for fixed income securities at December 31, 1997 are as follows:

                                                        AMORTIZED     FAIR
                                                          COST        VALUE
                                                       -----------  ---------
Due in one year or less                                 $     375   $     375
Due after one year through five years                      17,195      17,599
Due after five years through ten years                     58,369      59,867
Due after ten years                                        13,301      14,930
                                                       -----------  ---------
                                                           89,240      92,771
Mortgage-backed securities                                 52,313      55,140
                                                       -----------  ---------
    Total                                               $ 141,553   $ 147,911
                                                       -----------  ---------
                                                       -----------  ---------

Actual maturities may differ from those scheduled as a result of prepayments by the issuers.

NET INVESTMENT INCOME

YEAR ENDED DECEMBER 31,                                  1997       1996       1995
-----------------------------------------------------  ---------  ---------  ---------

Fixed income securities                                $  10,723  $   9,825  $   8,710
Short-term investments                                       160        215        177
Other investments                                             66         31         31
                                                       ---------  ---------  ---------
  Investment income, before expense                       10,949     10,071      8,918
  Investment expense                                         160        120        122
                                                       ---------  ---------  ---------
  Net investment income                                $  10,789  $   9,951  $   8,796
                                                       ---------  ---------  ---------
                                                       ---------  ---------  ---------

                          LINCOLN BENEFIT LIFE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                ($ IN THOUSANDS)

REALIZED CAPITAL GAINS

YEAR ENDED DECEMBER 31,                                  1997       1996       1995
-----------------------------------------------------  ---------  ---------  ---------

Fixed income securities                                $      17  $       6  $     258
  Income tax expense                                           6          2         90
                                                       ---------  ---------  ---------
Realized capital gains and losses, after tax           $      11  $       4  $     168
                                                       ---------  ---------  ---------
                                                       ---------  ---------  ---------

Gains of $251 were realized on sales of fixed income securities during 1995, excluding calls and prepayments.

UNREALIZED NET CAPITAL GAINS
Unrealized net capital gains on fixed income securities included in shareholder's equity at December 31, 1997 are as follows:

                                                          COST/                UNREALIZED
                                                        AMORTIZED     FAIR         NET
                                                          COST        VALUE       GAINS
                                                       -----------  ---------  -----------

Fixed income securities                                 $ 141,553   $ 147,911   $   6,357
                                                       -----------  ---------
                                                       -----------  ---------
Deferred income taxes                                                               2,225
                                                                               -----------
Unrealized net capital gains                                                    $   4,132
                                                                               -----------
                                                                               -----------

CHANGE IN UNREALIZED NET CAPITAL GAINS AND LOSSES

YEAR ENDED DECEMBER 31,                                  1997       1996       1995
-----------------------------------------------------  ---------  ---------  ---------

Fixed income securities                                $   3,585  $  (4,918) $  11,735
Deferred income taxes                                      1,254      1,721     (4,107)
                                                       ---------  ---------  ---------
Change in unrealized net capital gains and losses      $   2,331  $  (3,197) $   7,628
                                                       ---------  ---------  ---------
                                                       ---------  ---------  ---------

SECURITIES ON DEPOSIT
At December 31, 1997, fixed income securities with a carrying value of $8,581 were on deposit with regulatory authorities as required by law.

5.  FINANCIAL INSTRUMENTS

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The fair value estimates of financial instruments presented below are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions. Potential taxes and other transaction costs have not been considered in estimating fair value. The disclosures that follow do not reflect the fair value of the Company as a whole since a number of the Company's significant assets (including reinsurance recoverable) and liabilities (including deferred income taxes and reserve for life-contingent contract benefits) are not considered financial instruments and are not carried at fair value. Other assets and liabilities considered financial instruments, such as accrued investment income and cash, are generally of a short-term nature. It is assumed that their carrying value approximates fair value.

                          LINCOLN BENEFIT LIFE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                ($ IN THOUSANDS)

FINANCIAL ASSETS
The carrying value and fair value of financial assets at December 31, are as follows:

                                                                1997                    1996
                                                       ----------------------  ----------------------
                                                        CARRYING      FAIR      CARRYING      FAIR
                                                          VALUE       VALUE       VALUE       VALUE
                                                       -----------  ---------  -----------  ---------
Fixed income securities                                 $ 147,911   $ 147,911   $ 137,638   $ 137,638
Short-term investments                                      1,020       1,020       1,861       1,861
Separate Accounts                                         447,658     447,658     255,881     255,881

Fair values for fixed income securities are based on quoted market prices. Non-quoted securities are valued based on discounted cash flows using current interest rates for similar securities. Short-term investments are highly liquid investments with maturities of less than one year whose carrying value approximates fair value. Separate Accounts assets are carried in the consolidated statements of financial position at fair value.

FINANCIAL LIABILITIES
The carrying value and fair value of financial liabilities at December 31, are as follows:

                                                         1997                        1996
                                               -------------------------   -------------------------
                                                CARRYING        FAIR        CARRYING        FAIR
                                                  VALUE         VALUE         VALUE         VALUE
                                               -----------   -----------   -----------   -----------
Contractholder funds on investment contracts   $ 5,188,474   $ 4,941,732   $ 5,180,396   $ 4,921,842
Separate Accounts                                  447,658       447,658       255,881       255,881

The fair value of contractholder funds on investment contracts is based on the terms of the underlying contracts. Reserves on investment contracts with no stated maturities (single premium and flexible premium deferred annuities) are valued at the account balance less surrender charges. The fair value of immediate annuities and annuities without life contingencies with fixed terms is estimated using discounted cash flow calculations based on interest rates currently offered for contracts with similar terms and durations. Separate Accounts liabilities are carried at the fair value of the underlying assets.

6.  INCOME TAXES

The Company joins the Corporation and its other eligible domestic subsidiaries in the filing of a consolidated federal income tax return (the "Allstate Group") and is party to a federal income tax allocation agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, the Company paid to or received from the Corporation the amount, if any, by which the Allstate Group's federal income tax liability was affected by virtue of inclusion of the Company in the consolidated federal income tax return. Effectively, this results in the Company's annual income tax provision being computed, with adjustments, as if the Company filed a separate return.

Prior to the Distribution, the Corporation and all of its eligible domestic subsidiaries, including the Company, joined with Sears and its domestic business units (the "Sears Group") in the filing of a consolidated federal income tax return (the "Sears Tax Group") and were parties to a federal income tax allocation agreement (the "Sears Tax Sharing Agreement"). Under the Sears Tax Sharing Agreement, the Company, through the Corporation, paid to or received from the Sears Group the amount, if any, by which the Sears Tax Group's federal income tax liability was affected by virtue of inclusion of the Company in the consolidated federal income tax return. Effectively, this resulted in the Company's annual income tax provision being computed as if the Allstate Group filed a separate consolidated return, except that items such as net operating losses, capital losses or similar items, which might not be recognized in a separate return, were allocated according to the Sears Tax Sharing Agreement.

The Allstate Group and Sears Group have entered into an agreement which governs their respective rights and obligations with respect to federal income taxes for all periods prior to the Distribution ("Consolidated Tax Years"). The agreement

                          LINCOLN BENEFIT LIFE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                ($ IN THOUSANDS)

provides that all Consolidated Tax Years will continue to be governed by the Tax Sharing Agreement with respect to the Allstate Group's federal income tax liability.

The components of the deferred income tax assets and liabilities at December 31, are as follow:

                                                         1997       1996
                                                       ---------  ---------

DEFERRED ASSETS
Separate accounts                                      $     393  $       -

DEFERRED LIABILITIES
Difference in tax bases of investments                    (2,265)    (2,510)
Unrealized net capital gains                              (2,225)      (970)
Other                                                        (52)         -
                                                       ---------  ---------
Total deferred tax liabilities                            (4,542)    (3,480)
                                                       ---------  ---------
Net deferred tax liability                             $  (4,149) $  (3,480)
                                                       ---------  ---------
                                                       ---------  ---------

The components of the income tax expense for the year ended at December 31, are as follow:

                                                         1997       1996       1995
                                                       ---------  ---------  ---------

Current                                                $   4,321  $   3,082  $   2,901
Deferred                                                    (586)       (62)      (156)
                                                       ---------  ---------  ---------
Total income tax expense                               $   3,735  $   3,020  $   2,745
                                                       ---------  ---------  ---------
                                                       ---------  ---------  ---------

The Company paid income taxes of $4,116, $2,864 and $3,125 in 1997, 1996 and 1995, respectively, to ALIC.

Prior to January 1, 1984, the Company was entitled to exclude certain amounts from taxable income and accumulate such amounts in a "policyholder surplus" account. The balance in this account at December 31, 1997, approximately $340 will result in federal income taxes payable of $119 if distributed by the Company to ALIC. No provision for taxes has been made as the Company has no plan to distribute amounts from this account. No further additions to the account have been permitted since the Tax Reform Act of 1984.

                          LINCOLN BENEFIT LIFE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                ($ IN THOUSANDS)

7.  STATUTORY FINANCIAL INFORMATION

The following tables reconcile net income for the year ended December 31, and shareholder's equity at December 31, as reported herein in conformity with generally accepted accounting principles with statutory net income and capital and surplus, determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities.

                                                                                  NET INCOME
                                                                        -------------------------------
                                                                          1997       1996       1995
                                                                        ---------  ---------  ---------

Balance per generally accepted accounting principles                    $   6,852  $   5,583  $   5,093
  Deferred income taxes                                                      (586)       (62)      (156)
  Statutory investment reserves                                                36         38        446
  Other                                                                       363          2        638
                                                                        ---------  ---------  ---------
Balance per statutory accounting practices                              $   6,665  $   5,561  $   6,021
                                                                        ---------  ---------  ---------
                                                                        ---------  ---------  ---------

                                                                        SHAREHOLDER'S EQUITY
                                                                        --------------------
                                                                          1997       1996
                                                                        ---------  ---------
Balance per generally accepted accounting principles                    $ 151,334  $ 142,161
  Deferred income taxes                                                     4,149      3,480
  Unrealized gain/loss on fixed income securities                          (4,132)    (1,801)
  Non-admitted assets and statutory investment reserves                   (15,994)   (14,838)
  Other                                                                     3,304      4,034
                                                                        ---------  ---------
Balance per statutory accounting practices                              $ 138,661  $ 133,036
                                                                        ---------  ---------
                                                                        ---------  ---------

PERMITTED STATUTORY ACCOUNTING PRACTICES
The Company prepares its statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the Nebraska Department of Insurance. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners, ("NAIC"), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company does not follow any permitted statutory accounting practices that have a material effect on statutory surplus or risk-based capital.

The NAIC has approved revised statutory accounting principles, as a result of the codification project to be effective January 1, 1999. Dates for adoption and implementation, however, will be determined on an individual state basis. The requirements are not expected to have a material impact on the statutory surplus of the Company.

DIVIDENDS
The ability of the Company to pay dividends is dependent on business conditions, income, cash requirements of the Company and other relevant factors. The payment of shareholder dividends by insurance companies without the prior approval of the state insurance regulator is limited to formula amounts based on net income and capital and surplus, determined in accordance with statutory accounting practices, as well as the timing and amount of dividends paid in the preceding twelve months. The maximum amount of dividends that the Company can distribute during 1998 without prior approval of the Nebraska Department of Insurance is $6,665.

                          LINCOLN BENEFIT LIFE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                ($ IN THOUSANDS)

8.  LEASE COMMITMENTS

The Company leases certain office facilities. Total rent expense for all leases was $1,274, $1,039 and $741 in 1997, 1996, and 1995, respectively. Minimum rental commitments under non-cancelable operating leases with a remaining term of more than one year as of December 31, are as follows:

      1998  $   1,370
      1999      1,170
      2000      1,095
      2001      1,080
      2002        542
Thereafter          -
            ---------
            $   5,257
            ---------
            ---------

Included in the table above is $982 for commitments beyond 1998 which relate to a certain lease for office space. The Company has the option to cancel the agreement for office space subject to a cancellation charge of an amount equal to one year's rent.

                          LINCOLN BENEFIT LIFE COMPANY
                      SUPPLEMENTAL SCHEDULE - REINSURANCE
                                ($ IN THOUSANDS)

                                                       GROSS
YEAR ENDED DECEMBER 31, 1997                          AMOUNT        CEDED     NET AMOUNT
--------------------------------------------------  -----------  -----------  ----------

Life insurance in force                             $72,754,000  $72,754,000  $      -
                                                    -----------  -----------  ----------
                                                    -----------  -----------  ----------
Premiums and contract charges:
  Life and annuities                                $   299,838  $   299,838  $      -
                                                    -----------  -----------  ----------
                                                    -----------  -----------  ----------


                                                       GROSS
YEAR ENDED DECEMBER 31, 1996                          AMOUNT        CEDED     NET AMOUNT
--------------------------------------------------  -----------  -----------  ----------

Life insurance in force                             $51,514,000  $51,514,000  $      -
                                                    -----------  -----------  ----------
                                                    -----------  -----------  ----------
Premiums and contract charges:
  Life and annuities                                $   200,853  $   200,853  $      -
                                                    -----------  -----------  ----------
                                                    -----------  -----------  ----------

                                                       GROSS
YEAR ENDED DECEMBER 31, 1995                          AMOUNT        CEDED     NET AMOUNT
--------------------------------------------------  -----------  -----------  ----------

Life insurance in force                             $28,215,000  $28,200,000  $ 15,000
                                                    -----------  -----------  ----------
                                                    -----------  -----------  ----------
Premiums and contract charges:
  Life and annuities                                $   128,975  $   128,975  $      -
                                                    -----------  -----------  ----------
                                                    -----------  -----------  ----------

                FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD
                              ENDED MARCH 31, 1998
                                  (UNAUDITED)



                          LINCOLN BENEFIT LIFE COMPANY
                 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION



($ in thousands)                                   MARCH 31,       DECEMBER 31,
                                                     1998              1997
                                                 -------------     -------------
                                                  (UNAUDITED)

ASSETS
Investments
  Fixed income securities, at fair value
    (amortized
    cost $142,906 and $141,553)                  $    149,287      $    147,911
  Investment in home office real estate                 2,488             2,574
  Short-term                                            4,493             1,020
                                                 -------------     -------------
  Total investments                                   156,268           151,505

Reinsurance recoverable from Allstate Life
 Insurance Company                                  6,746,392         6,732,755
Reinsurance recoverable from third parties            147,204           127,182
Receivable from Allstate Life Insurance
 Company and affiliates, net                           15,228            14,481
Cash                                                    1,492             4,220
Other assets                                           35,685            29,402
Separate Accounts                                     543,452           447,658
                                                 -------------     -------------
  Total assets                                   $  7,645,721      $  7,507,203
                                                 -------------     -------------
                                                 -------------     -------------

LIABILITIES
Reserve for life-contingent contract benefits    $    276,030      $    252,195
Contractholder funds                                6,617,167         6,607,130
Income taxes payable                                    2,188             1,128
Deferred income taxes                                   4,010             4,149
Other liabilities and accrued expenses                 49,858            43,609
Separate Accounts                                     543,452           447,658
                                                 -------------     -------------
  Total liabilities                                 7,492,705         7,355,869
                                                 -------------     -------------
Commitments and Contingent Liabilities (Note
 4)

SHAREHOLDER'S EQUITY
Common stock, $100 par value, 30,000 shares
 authorized, 25,000 issued and outstanding              2,500             2,500
Additional capital paid-in                            116,750           116,750
Retained income                                        29,619            27,952
Accumulated other comprehensive income:
 Unrealized net capital gains                           4,147             4,132
                                                 -------------     -------------
  Total accumulated other comprehensive
    income                                              4,147             4,132
                                                 -------------     -------------
  Total shareholder's equity                          153,016           151,334
                                                 -------------     -------------
  Total liabilities and shareholder's equity     $  7,645,721      $  7,507,203
                                                 -------------     -------------
                                                 -------------     -------------



See notes to consolidated financial statements.

                          LINCOLN BENEFIT LIFE COMPANY
                     CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                        THREE MONTHS ENDED
                                                                            MARCH 31,
                                                       ----------------------------------------------------
($ in thousands)                                                 1998                       1997
                                                       -------------------------  -------------------------
                                                                           (UNAUDITED)

REVENUES
Net investment income                                          $   2,566                  $   2,462
Miscellaneous income                                                  13                          -
Realized capital gains and losses                                      -                          1
                                                                  ------                     ------
                                                                   2,579                      2,463
                                                                  ------                     ------

COSTS AND EXPENSES
Operating costs and expenses                                           -                         84
                                                                  ------                     ------
                                                                       -                         84

INCOME BEFORE INCOME TAX EXPENSE                                   2,579                      2,379
INCOME TAX EXPENSE                                                   912                        831
                                                                  ------                     ------

NET INCOME                                                     $   1,667                  $   1,548
                                                                  ------                     ------
                                                                  ------                     ------



See notes to consolidated financial statements.

                          LINCOLN BENEFIT LIFE COMPANY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                      THREE MONTHS ENDED
                                                                          MARCH 31,
                                                       ------------------------------------------------
($ in thousands)                                                1998                     1997
                                                       -----------------------  -----------------------
                                                                         (UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                    $   1,667                $   1,548
Adjustments to reconcile net income to net cash
 provided by (used in) operating activities
  Amortization and other non-cash items                              11                       17
  Realized capital gains and losses                                   -                       (1)
  Increase (decrease) in life-contingent contract
    benefits and contractholder funds                               213                     (160)
  Change in deferred income taxes                                  (147)                    (109)
  Changes in other operating assets and liabilities                 279                   (7,804)
                                                                -------                  -------
      Net cash provided by (used in) operating
        activities                                                2,023                   (6,509)
                                                                -------                  -------

CASH FLOWS FROM INVESTING ACTIVITIES
Investment collections
  Fixed income securities                                         1,792                    1,648
Investment purchases
  Fixed income securities                                        (3,070)                  (2,524)
  Real estate                                                         -                       (3)
Change in short-term investments, net                            (3,473)                      10
                                                                -------                  -------
      Net cash used in investing activities                      (4,751)                    (869)
                                                                -------                  -------
NET (DECREASE) IN CASH                                           (2,728)                  (7,378)
CASH AT BEGINNING OF YEAR                                         4,220                    7,852
                                                                -------                  -------
CASH AT END OF YEAR                                           $   1,492                $     474
                                                                -------                  -------
                                                                -------                  -------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Noncash financing activity:
  Dividend-in-kind to Allstate Life Insurance Company         $       -                $     (10)
                                                                -------                  -------
                                                                -------                  -------



See notes to consolidated financial statements.

                          LINCOLN BENEFIT LIFE COMPANY



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                  (UNAUDITED)



1.  BASIS OF PRESENTATION



The accompanying consolidated financial statements include the accounts of Lincoln Benefit Life Company (the "Company") and its wholly owned subsidiary, Lincoln Benefit Financial Services, Inc. ("LBFS"), a registered broker-dealer. The Company is a wholly owned subsidiary of Allstate Life Insurance Company ("ALIC"), which is wholly owned by Allstate Insurance Company, a wholly owned subsidiary of The Allstate Corporation.



The consolidated financials statements and notes as of March 31, 1998 and for the three-month periods ended March 31, 1998 and 1997 are unaudited. The interim consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals) which are, in the opinion of management, necessary for the fair presentation of the financial position, results of operations and cash flows for the interim periods. These consolidated financial statements and notes should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 1997. The results of operations for the interim period should not be considered indicative of results to be expected for the full year.



In March 1998, the Accounting Standards Executive Committee of the AICPA issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP provides guidance on accounting for the costs of computer software developed or obtained for internal use. Specifically, certain external, payroll and payroll related costs should be capitalized during the application development state of a project and depreciated over the computer software's useful life. The Company has adopted the SOP effective January 1, 1998.



2.  REINSURANCE



Premiums, contract charges, credited interest, policy benefits and certain expenses are primarily ceded to ALIC. The consolidated statements of operations is presented net of reinsurance transactions. Therefore, the amounts shown in the Company's consolidated statements of operations relate to the investment of those assets of the Company that are not transferred to ALIC under the reinsurance agreement. Reinsurance recoverable and contractholder funds are reported separately in the consolidated statements of financial position. The Company continues to have primary liability as the direct insurer for risks reinsured.



Investment income earned on the assets which support contractholder funds is not included in the Company's consolidated financial statements as those assets are owned and managed by ALIC under the terms of reinsurance agreements. The following amounts were ceded to ALIC under the reinsurance agreements.



                                                            THREE MONTHS ENDED
                                                                MARCH 31,
                                                       ----------------------------
                                                           1998           1997
                                                       -------------  -------------
Contract charges                                         $  24,569      $  21,587
Credited interest, policy benefits and expenses            123,098        132,348



3.  COMPREHENSIVE INCOME



Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." Comprehensive Income is a measurement of all changes in shareholders' equity that result from transactions and other economic events other than transactions with shareholders. For the Company, these changes consist of changes in unrealized gains and losses of the investment portfolio. These amounts, presented as other comprehensive income, net of related taxes, are added to net income which results in comprehensive income. The cumulative amount of these changes is reported in the consolidated statements of financial position as accumulated other comprehensive income.

                          LINCOLN BENEFIT LIFE COMPANY



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                  (UNAUDITED)



The following summarizes the components of other comprehensive income on a pretax and after-tax basis for the three-month periods ended March 31,



                                                            1998                            1997
                                               ------------------------------   -----------------------------
                                                           INCOME                          INCOME
                                                            TAX       AFTER-                TAX       AFTER-
($ in thousands)                                PRETAX     EFFECT      TAX       PRETAX    EFFECT      TAX
                                               --------   --------   --------   --------  --------   --------
Unrealized capital gains and losses:
Unrealized holding gains (losses) arising
 during the period                                  23         (8)         15     (3,450)   1,208      (2,242)
Less: reclassification adjustment for
 realized net capital gains included in net
 income                                              -          -           -          1        -           1
                                               --------   --------   --------   --------  --------   --------
Other comprehensive income                     $    23    $    (8)   $     15   $ (3,451) $ 1,208    $ (2,243)
                                               --------   --------   --------   --------  --------   --------
Net income                                                              1,667                           1,548
                                                                     --------                        --------
Comprehensive income                                                 $  1,682                        $   (695)
                                                                     --------                        --------
                                                                     --------                        --------



4.  REGULATION AND LEGAL PROCEEDINGS



The Company's insurance businesses are subject to the effects of a changing social, economic and regulatory environment. Public and regulatory initiatives have varied and have included efforts to adversely influence and restrict premium rates, restrict the Company's ability to cancel policies, impose underwriting standards and expand overall regulation. The ultimate changes and eventual effects, if any, of these initiatives are uncertain.



Various other legal and regulatory actions are currently pending that involve the Company and specific aspects of its conduct of business. In the opinion of managment, the ultimate liability, if any, in one or more of these actions in excess of amounts currently reserved is not expected to have a material effect on the results of operations, liquidity or financial position of the Company.

                                    APPENDIX

              ILLUSTRATIONS OF SURRENDER VALUES AND DEATH BENEFITS


The following tables illustrate how the Surrender Values and Death Benefits of a Policy change with the investment experience of the Portfolios. The tables show how the Surrender Values and Death Benefits of a Policy issued to an Insured of a given age and underwriting risk classification who pays the specified annual Premium would vary over time if the investments return on the assets held in the underlying Portfolio(s) was a uniform, gross, after-tax annual rate of 0%, 6%, or 12%. The tables on pages A-2 and A-3 illustrate a Policy issued to a male, age 45, $200,000 Face Amount, under a preferred nonsmoker risk classification and Death Benefit Option 1.



The illustrations assume annual payment of $2,750, which is the Safety Net Premium (see Safety Net Premium, page 9). Payment of this Premium each year would guarantee Death Benefit coverage for ten years, regardless of investment performance, assuming no loans or withdrawals are taken.


The illustration on page A-2 assumes current charges and cost of insurance rates, while the illustration on page A-3 assumes maximum guaranteed charges and cost of insurance rates (based on the 1980 Commissioners Standard Ordinary Mortality Table).


The amounts shown for the Death Benefit, Policy Value and Surrender Value reflect the fact that the net investment return of the Subaccounts is lower than the gross, after-tax return on the assets held in the Portfolios as a result of expenses paid by the Portfolios and charges levied against the Subaccounts. The values shown take into account the average daily investment advisory fees paid by the Portfolios, which is equivalent to an average annual rate of .69% of the average daily net assets of the Funds, and the average of other daily Portfolio expenses, which is equivalent to an average annual rate of .15% of the average daily net assets of the Funds. Also reflected is our monthly charge to the Policy Value for assuming mortality and expense risks. The current charge for the first fourteen Policy Years is an annual rate of 0.72% of the average net assets of the Subaccounts, with a maximum charge of 0.48% of average daily net assets thereafter. The illustrations also reflect the deduction from Premiums for premium tax of 2.5% of Premium, the premium expense charge of 3.5% of Premium for the first ten years and 1.5% thereafter, and the monthly Policy fee of $7.50. After deduction of these amounts, the illustrated gross annual investment rates of return of 0%, 6%, and 12%, "Assuming Current Costs" correspond to approximate net annual rates of -.84, 5.16, and 11.16%, respectively. The illustrated gross annual investment rates of return of 0%, 6%, and 12%, "Assuming Guaranteed Costs" correspond to approximate net annual rates of return of -.84, 5.16, and 11.16%, respectively.


The hypothetical values shown in the tables do not reflect any charges for Federal income taxes against the Separate Account, since we are not currently making this charge. However, this charge may be made in the future and, in that event, the gross annual investment rate of return would have to exceed 0%, 6%, and 12% by an amount sufficient to cover the tax charge in order to produce the Death Benefits, Policy Values and Surrender Values illustrated (see "Federal Tax Considerations," page 24).

The tables illustrate the Policy Values, Surrender Values and Death Benefits that would result based upon the hypothetical investment rates of return if Premiums are paid as indicated, if all net Premiums are allocated to the Separate Account, and if no Policy loans are taken. The tables also assume that you have not requested an increase or decrease in the face amount of the Policy and that no partial surrenders or transfers have been made.

Upon request, we will provide a comparable illustration based upon the proposed Insured's actual age, sex and underwriting classification, the Face Amount, Death Benefit option, the proposed amount and frequency of Premiums paid and any available riders requested.

                          LINCOLN BENEFIT LIFE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                           HYPOTHETICAL ILLUSTRATIONS

                               MALE ISSUE AGE 45

                            Face Amount $200,000.00
                            Annual Premium $2,750.00
                           Preferred Non-Smoker Class
                             Death Benefit Option 1

                        Current Cost of Insurance Rates

                          DEATH BENEFIT
                 Assuming Hypothetical Gross and
                 Net Annual Investment Return of
     Policy     0% Gross    6% Gross    12% Gross
      Year      -.84% Net   5.16% Net   11.16% Net
       1         200,000     200,000      200,000
       2         200,000     200,000      200,000
       3         200,000     200,000      200,000
       4         200,000     200,000      200,000
       5         200,000     200,000      200,000
       6         200,000     200,000      200,000
       7         200,000     200,000      200,000
       8         200,000     200,000      200,000
       9         200,000     200,000      200,000
       10        200,000     200,000      200,000
       15        200,000     200,000      200,000
  20 (age 65)    200,000     200,000      200,000
  30 (age 75)    200,000     200,000      436,230
  40 (age 85)      *         207,421    1,216,213
  55 (age 100)     *         441,591    5,288,799

                         POLICY VALUE                       SURRENDER VALUE
               Assuming Hypothetical Gross and      Assuming Hypothetical Gross and
               Net Annual Investment Return of      Net Annual Investment Return of
   Policy     0% Gross    6% Gross    12% Gross    0% Gross    6% Gross    12% Gross
    Year      -.84% Net   5.16% Net   11.16% Net   -.84% Net   5.16% Net   11.16% Net
     1           2,100       2,240        2,380           0           0            0
     2           4,039       4,446        4,871           0           0            0
     3           5,844       6,644        7,512         342       1,142        2,010
     4           7,566       8,883       10,371       2,064       3,381        4,869
     5           9,238      11,199       13,508       3,736       5,697        8,006
     6          10,880      13,616       16,972       5,874       8,610       11,966
     7          12,504      16,149       20,810       7,992      11,638       16,298
     8          14,107      18,804       25,060      10,091      14,787       21,043
     9          15,692      21,585       29,767      12,170      18,063       26,246
     10         17,257      24,499       34,981      14,231      21,473       31,955
     15         24,992      41,596       71,257      24,992      41,596       71,257
20 (age 65)     31,019      62,488      132,594      31,019      62,488      132,594
30 (age 75)     30,769     115,605      407,691      30,769     115,605      407,691
40 (age 85)      *         197,544    1,158,298       *         197,544    1,158,298
55 (age 100)     *         437,218    5,236,435       *         437,218    5,236,435

Assumes the Premium shown is paid at the beginning of each Policy Year. Values would be different if Premiums are paid with a different frequency or in different amounts.

Assumes that no Policy loans or withdrawals have been made. An * indicates lapse in the absence of additional Premium.

The hypothetical investment rates of return shown above and elsewhere in this Prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual investment rates of return may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the Policy owner and different investment rates of return for the Portfolios. The Death Benefit, Policy Value, and surrender value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages for individual Policy Years. No representation can be made by the Company or any Portfolio that this assumed investment rate of return can be achieved for any one year or sustained over a period of time.

                             PART II - OTHER INFORMATION


                             UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, as amended, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                        REPRESENTATION AS TO FEES AND CHARGES

Lincoln Benefit Life Company hereby represents that the fees and charges deducted under the Flexible Premium Variable Universal Life Insurance Policy hereby registered by this Registration Statement in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Benefit Life Company.


                       REPRESENTATION PURSUANT TO RULE 6e-3(T)

     This filing is made pursuant to Rule 6e-3(T) under the Investment Company Act of 1940, as amended (the "1940 Act").


                          UNDERTAKING AS TO INDEMNIFICATION

     Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF THIS REGISTRATION STATEMENT

This Registration Statement consists of the following papers and documents:


     Facing Sheet
     Cross-Reference Sheet
     Prospectus consisting of 82 pages
     Undertaking to File Reports
     Undertaking As To Indemnification
     Representation As To Fees and Charges
     Representation Pursuant to Rule 6e-3(T)
     Signature Pages
     Exhibits


                                     EXHIBIT LIST


1. Exhibits required by paragraph A of the instructions as to Exhibits of Form N-8B-2

     (1) Resolution of the Board of Directors of Lincoln Benefit Life Company authorizing establishment of the Lincoln Benefit Life Variable Life Account (1)

     (2)  Custodian Agreement (not applicable)

     (3)  (a)  Form of Principal Underwriting Agreement (1)

          (b)  Form of Selling Agreement (1)

          (c)  Schedule of Sales Commissions (1)

     (4) Other Agreements between the depositor, principal underwriter, and custodian with respect to Registrant or its securities (not applicable)

     (5)  Specimen Policy (1)

     (6) (a) Articles of Incorporation of Lincoln Benefit Life Company, as amended (1)

          (b)  By-laws of Lincoln Benefit Life Company (1)

     (7)  Insurance Company Blanket Bond (1)

     (8)  Participation Agreements

          (a) Fund Participation Agreement between Janus Aspen Series and Lincoln Benefit Life Company (1)

          (b) Participation Agreement among Lincoln Benefit Life Company and Variable Insurance Products Fund and Fidelity Distributors Corporation (1)

          (c) Participation Agreement among Lincoln Benefit Life Company and Variable Insurance Products Fund II and Fidelity Distributors Corporation (1)

          (d) (1) Participation Agreement among The Alger American Fund, Lincoln Benefit Life Company and Fred Alger and Company, Incorporated (1)

               (2) Service Agreement between Fred Alger Management, Inc. and Lincoln Benefit Life Company (1)

          (e) (1) Participation Agreement between Scudder Variable Life Investment Fund and Lincoln Benefit Life Company(1)

               (2) Reimbursement Agreement by and between Scudder, Stevens & Clark, Inc. and Lincoln Benefit Life Company (1)

               (3) Participating Contract and Policy Agreement between Scudder Investor Services, Inc. and Lincoln Benefit Financial Services. (1)

          (f) Form of Participation Agreement among Lincoln Benefit Life Company, Strong Variable Insurance Funds, Inc., Strong Opportunity Fund II, Inc., Strong Capital Management, Inc., and Strong Funds Distributors, Inc. (1)

          (g) Form of Participation Agreement among T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc., T. Rowe Price Investment Services, Inc., and Lincoln Benefit Life Company
               (1)

          (h) Form of Participation Agreement among MFS Variable Insurance Trust, Lincoln Benefit Life Company, and Massachusetts Financial Services Company (1)

          (i) Fund Participation Agreement between Lincoln Benefit Life Company, Insurance Management Series and Federated Securities Corp. (1)

     (9)  Other Material Contracts (not applicable)

     (10) Form of Application for Policy (1)



2.   Opinion and Consent of Counsel (filed herewith)


3.   All financial statements omitted from the prospectus (not applicable)

4.   Not applicable


5.   Financial Data Schedule (not applicable)



6.   Procedures memorandum pursuant to Rule 6e-3(T)(b)(12)(ii) (filed herewith)



7.   Actuarial Opinion and Consent (filed herewith)



8.   Consent of Independent Auditors (filed herewith)



9.   Table of Surrender Charge Factors and Percentages

     (1) Incorporated by reference from Form S-6 Registration Statement of Lincoln Benefit Life Variable Life Account, filed March 11, 1998 (File No. 33-47717).

                                      SIGNATURES


     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the registrant has duly caused this Pre-effective Amendment to the Registration Statement to be signed on its behalf in the City of Lincoln, State of Nebraska, on the 23rd day of July, 1998.

                    LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT
                              (Registrant)

                    BY: LINCOLN BENEFIT LIFE COMPANY
                              (Depositor)



                    By: /s/ B. Eugene Wraith
                        --------------------------------------------------------
                    B. Eugene Wraith
                    President and Chief Operating Officer


     As required by the Securities Act of 1933, this Pre-effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

/s/ B. Eugene Wraith
-------------------------
B. Eugene Wraith              President, Chief Operating    July 23, 1998
(Principal Executive          Officer and Director
Officer)



/s/ Robert E. Rich
-------------------------
Robert E. Rich                Executive Vice President      July 23, 1998
                              and Director



/s/ Randy J. Von Fumetti
-------------------------
Randy J. Von Fumetti          Senior Vice President,        July 23, 1998
(Principal Financial          Treasurer and Director
Officer)

/s/ Janet P. Anderbery
-------------------------
Janet P. Anderbery            Vice President                July 23, 1998
(Principal Accounting         and Controller
Officer)



/s/ Thomas R. Ashley
-------------------------
Thomas R. Ashley              Director                      July 23, 1998



/s/ David A. Behrens
-------------------------
David A. Behrens              Director                      July 23, 1998



/s/ John H. Coleman
-------------------------
John H. Coleman, III          Director                      July 23, 1998




-------------------------
Peter H. Heckman              Director                      July __, 1998




-------------------------
Louis G. Lower, II            Director                      July __, 1998



/s/ John J. Morris
-------------------------
John J. Morris                Director                      July 23, 1998



/s/ Douglas F. Gaer
-------------------------
Douglas F. Gaer               Director                      July 23, 1998




-------------------------
Kevin Slawin                  Director                      July __, 1998




-------------------------
Michael J. Velotta            Director                      July __, 1998



/s/ Dean M. Way
-------------------------
Dean M. Way                   Director                      July 23, 1998



/s/ Carol S. Watson
-------------------------
Carol S. Watson               Director                      July 23, 1998




-------------------------
Patricia W. Wilson            Director                      July __, 1998

                               INDEX TO EXHIBITS
                                      FOR
                       REGISTRATION STATEMENT ON FORM S-6
                   LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT


EXHIBIT NO.
-----------
(2)          Opinion and Consent of Counsel
(2B)         Consent of Counsel

(6)          Procedures Memorandum pursuant to Rule 6e-3(T)(6)(12)(ii)

(7)          Actuarial Opinion and Consent

(8)          Consent of Independent Auditors

(9)          Table of Surrender Charge Factors